As filed with the Securities and Exchange Commission on May 16, 2003
Registration No. 333-104836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
To

Form S-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Lions Gate Entertainment Corp.

(Exact name of registrant as specified in its charter)

British Columbia, Canada
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 3123, Three Bentall Centre 595 Burrard Street Vancouver, British Columbia V7X 1J1 (604) 609-6100	4553 Glencoe Avenue, Suite 200 Marina del Rey, California 90292 (310) 314-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Wayne Levin, General Counsel

Lions Gate Entertainment Corp.
4553 Glencoe Avenue, Suite 200
Marina del Rey, California 90292
(310) 314-2000
(Name and address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Allison M. Keller, Esq. O’Melveny & Myers LLP 1999 Avenue of the Stars, Suite 700 Los Angeles, California 90067 (310) 553-6700	William F. Schwitter, Esq. Paul, Hastings, Janofsky & Walker LLP 75 E. 55th Street New York, New York 10022 (212) 318-6000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.    ☐

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

(Subject to Completion)	May 16, 2003

15,000,000 Common Shares

          We are selling 15,000,000 common shares.

          Our common shares are listed on the American Stock Exchange and Toronto Stock Exchange under the symbol “LGF.” On May 15, 2003, the last reported sale prices of our common shares were US$2.02 per share and Cdn$2.69 per share on the American Stock Exchange and the Toronto Stock Exchange, respectively.

          Our business and an investment in our common shares involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 10 of this prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

          The underwriters may also purchase up to 1,250,000 common shares from us and 1,000,000 common shares from the selling shareholder at the public offering price, less underwriting discounts and commissions, to cover over-allotments. We will not be receiving proceeds from the sale of shares by the selling shareholder.

          The underwriters expect to deliver the shares in New York, New York on or about                     , 2003.

SG Cowen

Front Cover:

Photos of 16 movie posters from recent and upcoming releases.

Inside Cover and First Page:

Photos of movie posters from 14 recent and upcoming releases.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including the “Risk Factors” section and our consolidated financial statements and the related notes, carefully before making an investment decision. All dollar amounts are in United States dollars unless otherwise indicated. References in this prospectus to “Lions Gate,” the “company,” “we,” “us” and “our” refer to the business of Lions Gate Entertainment Corp. and its subsidiaries. The term “independent,” as used in this prospectus, is used to distinguish us from the term “major studios” that is generally regarded in the entertainment industry to mean Universal Pictures, Warner Bros., Twentieth Century Fox, Sony Pictures Entertainment, Paramount Pictures, The Walt Disney Company, Metro Goldwyn Mayer and their respective affiliates.

Our Business

      We are an independent producer and distributor of film and television entertainment content. We typically produce and distribute films that are completed and marketed using smaller budgets than those of major studios. We believe that our track record of producing and distributing award winning and commercially successful films, as evidenced by our four Academy Awards in the last five years, affords us access to leading Hollywood talent and scripts and third party productions for acquisition, without compromising our disciplined approach to managing financial risk. We believe that the recent box office success of several independent films that were produced and marketed with relatively modest budgets, including our own productions Monster’s Ball and American Psycho and our acquired releases O and Dogma, validate our approach to the motion picture business. Our fiscal 2004 theatrical release schedule includes in-house productions Confidence, Wonderland, Shattered Glass and Godsend and acquired titles Cabin Fever and The Cooler.

      Our business is relatively diversified for an independent studio. We have a home entertainment library of approximately 2,000 motion picture and television program titles. We generate recurring revenues through the distribution of our library directly to retailers, video rental stores, pay and free television channels domestically and indirectly to international markets on a license basis through third parties. In addition to our successful motion picture and home entertainment operations, we produce over 150 hours of television programming each year that we distribute to such outlets as USA Networks, The Learning Channel, PBS, and several of Discovery Communications’ cable networks. We also own and operate a film and television production studio in Vancouver, British Columbia that has had annual occupancy rates above 90% over the last five years and own a majority interest in CinemaNow, a development stage internet-based video-on-demand provider. We believe our diversification helps to minimize some of the risks typically associated with independent film production and distribution.

      Key components of our business include:

Production

•	Motion Pictures. Our strategic plan is to produce approximately eight motion pictures annually, including films released theatrically and films released directly to home video or cable television. We maintain a disciplined approach to film production, which enables us to produce compelling, commercially viable films. We distribute these films to theatrical and ancillary markets both domestically and internationally. Production budgets for our films intended for theatrical release have generally ranged between $5 million and $20 million, and production budgets for films intended for release directly to video or cable television have generally ranged between $1 million and $5 million. Critically acclaimed and award-winning films we have recently produced include: Monster’s Ball, starring Halle Berry and Billy Bob Thornton; Frailty, starring Matthew McConaughey and Bill Paxton; and American Psycho, starring Christian Bale and Reese Witherspoon. Our fiscal 2004 release schedule includes the following films that we produced: Confidence, starring Ed Burns, Andy Garcia, Dustin Hoffman and Rachel Weisz; Godsend, starring Robert DeNiro, Greg Kinnear and Rebecca Romijn-Stamos; Wonderland, starring Val Kilmer and

Lisa Kudrow; and Shattered Glass, starring Hayden Christensen. We also recently announced an agreement to produce the sequel to House of 1000 Corpses.

•	Television and Animation. Over the past four years, we have produced over 150 hours of television programming each year, including dramas, animated series, television movies, mini-series and reality and non-fiction programming through our in-house television production operations, including Termite Art Productions, and our approximately 29% interest in the CinéGroupe animation studio. In-house productions include The Dead Zone, which is broadcast on USA Network. Recent Termite Art productions include: Unsolved History, a series on the Discovery Channel; Love U on TLC; Amazing Animal Videos on Animal Planet; and Criss Angel Mindfreak on ABC Family. Recent CinéGroupe productions include: Sagwa, The Chinese Siamese Cat on PBS and Galidor: Defenders of the Outer Dimension on ABC Family. We recently announced an agreement to distribute our in-house production 1-800 Missing for broadcast on Lifetime Television.

Distribution

•	Theatrical. We distribute motion pictures directly to North American movie theatres and indirectly to international markets on a license basis through third parties. Over the past four years, we have theatrically released approximately 15 films per year. In the last five years, films we have distributed have earned eleven Academy Award nominations and won four Academy Awards, including Halle Berry’s 2002 Academy Award for Best Actress in our production Monster’s Ball. Our films have also been nominated for and won numerous Golden Globe, Screen Actors Guild and Independent Spirit awards.

In addition to the films we produce, we also acquire films from third parties and distribute them in North American and foreign markets. In acquiring such films for theatrical release, we seek to limit our financial exposure while adding films to our release schedule and video library. Critically acclaimed and award winning films we have recently acquired and distributed include: Secretary, starring Maggie Gyllenhaal and James Spader; Lovely and Amazing, starring Brenda Blethyn and Emily Mortimer; O, starring Josh Hartnett, Martin Sheen and Julia Stiles; and Dogma, starring Ben Affleck, Matt Damon and Chris Rock.

Our fiscal 2004 theatrical release schedule features several highly anticipated films. In addition to our productions Confidence, Wonderland, Shattered Glass and Godsend, acquired titles to be distributed include Cabin Fever, directed by Eli Roth, and The Cooler, starring William H. Macy, Maria Bello and Alec Baldwin.

•	Home Entertainment. We distribute our library of approximately 2,000 motion picture and television program titles directly to retailers, video rental stores and pay and free television channels and indirectly to international markets on a license basis through third parties. In addition to our theatrical releases and our direct to video productions, we acquire approximately 80 additional films for our library each year. Our film video library includes such films as Affliction, American Psycho, Eve’s Bayou, Frailty, Gods and Monsters, Lantana, Lovely and Amazing, Monster’s Ball, O, The Red Violin, Rules of Attraction, Secretary and Shadow of the Vampire. Notable television and other video properties in the library include the first season of Will and Grace, certain Saturday Night Live productions, The Dead Zone, Tracker, Higher Ground and Mysterious Ways.

•	Video-on-Demand. We own approximately 57% of CinemaNow, a development stage company that distributes feature films on demand via the internet. CinemaNow has distribution agreements with Fox, Warner Bros., MGM and Allied Artists Entertainment Group, among others. Microsoft and Blockbuster are also investors in CinemaNow.

Studio Facilities

      Lions Gate Studios is a state-of-the-art film and television production studio occupying approximately 14 acres in Vancouver, British Columbia. Annual studio occupancy has averaged above 90% over the last five years. Current studio productions at our facility include Miramax’s motion picture Scary Movie 3, Warner Bros.’ motion picture Scooby Doo 2 and Fox Television’s series John Doe.

Our Industry

      Theatrical. According to the Motion Picture Association of America, or MPAA, overall domestic box office revenue increased 13.2% to $9.5 billion in 2002. The domestic motion picture exhibition industry has historically maintained steady growth in revenues and attendance. The MPAA reports that total domestic box office revenues have grown at a compound annual growth rate of 8.3% from 1996 to 2002 and annual attendance has grown from 1.3 billion to over 1.6 billion over the same period.

      The motion picture industry is comprised of major studios and independent studios. According to the MPAA, major studios spent approximately $90 million, on average, to produce and market a film in 2002. Independent studios, in contrast, generally spend less than $40 million to complete and market each theatrical release. Recent successful independent films such as Monster’s Ball, The Blair Witch Project and My Big Fat Greek Wedding demonstrate moviegoers’ willingness to support high quality motion pictures despite marketing and production budgets that are limited compared to those of the major studios.

      In recent years, independent films have gained wider market approval and increased shares of overall box office receipts. According to the MPAA, between 1999 and 2002, box office receipts for independent films have grown at a compound annual rate of 8.7% to approximately $2.4 billion, representing 25% of total box office receipts.

      Home Video. In its July 2002 Communications Industry Forecast, Veronis Suhler Stevenson, or VSS, a media merchant bank, estimated the size of the U.S. Home Video market to be $24.9 billion in 2002. According to VSS, from 1996 to 2001, this market grew at a compound annual growth rate of 5.8% and was projected to grow 10% in 2002. Growth in this sector has been supported by increased DVD penetration that reached 36.4% in 2002, up from 23.6% in 2001, according to the MPAA. Declining prices of DVD players, enhanced video and audio quality and special features such as deleted scenes, film commentaries and “behind the scenes” footage have helped increase the popularity of the DVD format, sparking increased home video rentals and sales in recent years.

      Television Programming. According to VSS’s July 2002 Communications Industry Forecast, spending on filmed entertainment for television in the U.S. was projected to reach $22.1 billion in 2002, which would represent a 4.4% increase from 2001. VSS reported that from 1996 to 2001, spending on filmed entertainment for television grew at a compound rate of 7.2%, driven by increased spending by cable and satellite networks. Increased capacity for channels on upgraded digital cable systems and satellite television has precipitated the launch of numerous new networks seeking programming to compete with traditional broadcast networks.

      International Markets. Worldwide demand for North American filmed content has increased in recent years. According to the MPAA, international box office receipts in 2002 were a record $9.6 billion, a 20% increase from 2001. The ability to pre-sell international distribution rights for films produced by independent studios has played a key role in helping these studios finance the production of motion pictures.

Competitive Strengths

      To achieve our goal of being a leading independent producer and distributor of film and television entertainment content, we will continue to exploit our competitive advantages, which we believe include:

•	Our reputation for producing and distributing critically acclaimed content. Based on the success of such films as Monster’s Ball, Frailty, American Psycho, O and Lovely and Amazing, we have established a reputation in the filmed entertainment industry for producing and distributing critically acclaimed content. Our four Academy Awards in the last five years are a testament to the quality films we produce, acquire and distribute. We believe our reputation and ability to produce and distribute critically acclaimed content has made us an attractive outlet for acquiring and distributing third party film productions. We believe this reputation also attracts leading actors, directors and other talent, as well as stimulating ideas, storylines and scripts, which provide the ingredients for success in our productions.

•	Our disciplined approach to production, acquisition and distribution of filmed and television entertainment content. We seek to minimize the financial risks often associated with film production, acquisition and distribution by negotiating co-production agreements, pre-selling international distribution rights, capitalizing on government subsidies and tax credits, structuring efficient production schedules and crafting agreements with top talent attracted to the films we develop and produce. In addition, we often attempt to minimize our financial exposure by structuring deals with talent that provide for their participation in the financial success of the motion picture in exchange for reduced up-front payments. Although the steps that we take to manage these risks may, in some cases, limit the potential revenues of a particular project, we believe that our approach to the motion picture business creates operating and financial stability for us.

•	Our library of film and television content which provides us with substantial recurring revenues. Our film and television content library, which includes approximately 2,000 motion picture and television program titles, provides us with substantial recurring revenues. Because of our success in marketing our home video library, other sources of content, including ABC (Stephen King’s Rose Red), CBS (Jesus), NBC (Saturday Night Live and Will and Grace) and Sports Illustrated (Sports Illustrated Swimsuit 2002 Home Video), have selected us to distribute their content to the home entertainment marketplace. As of December 31, 2002 our investment in film and television programming was $206.0 million, of which investment in theatrical films at that date was $147.0 million and investment in non-theatrical films and direct-to-television was $59.0 million. Library revenue included in motion picture revenue for the nine months ended December 31, 2002 and December 31, 2001, and for fiscal 2002 was $31.0 million, $27.6 million and $36.5 million, respectively. Library revenue is defined as revenue earned after the first cycle of sales which generally includes theatrical revenue, the first six months of video sales, the first pay television contract and the minimum guarantees from the first international sales.

•	Our pursuit of acquisitions to enhance our competitive position. We have demonstrated a willingness and ability to use our financial resources to acquire companies, content libraries and individual films that we believe present opportunities to enhance our competitive position and generate significant financial returns. We have made or entered into, and will continue to pursue, various acquisitions, business combinations and joint ventures intended to complement or expand our business.

Recent Developments

      As we previously announced, on May 14, 2003, ENT Holding Corporation, controlled by Tom Gores, purchased 2.5 million of our common shares at $2.20 per share from Frank Giustra, our founder. Mr. Giustra resigned as Chairman of our Board to devote full-time attention to his role as head of Vancouver-based mining consulting firm Endeavour Financial. Mr. Giustra remains a director and officer of several of our subsidiaries and the trustee of the trust that holds the shares of Lions Gate Television Corp. Mr. Giustra also continues to beneficially own or retain voting control over 757,401 of our common shares or options exercisable for our common shares. Mr. Giustra, along with our other officers and directors, has agreed not to transfer these remaining shares for 180 days following this offering as more fully set forth in the section entitled “Underwriting”.

      André Link, who has served as our President since April 2000, has succeeded Mr. Giustra as Chairman of our Board. Mr. Link was the founder of Lions Gate Films Corp. Harald Ludwig, who has served on our Board since our inception, has been named Vice Chairman of the Board of Directors.

      With Mr. Giustra’s departure, the recent death of Woody Knight, and the recent resignations of Joe Houssain and Doug Holtby, four of our Board of Directors seats required replacement. The four new directors are: Gary Newton, a senior executive in Montreal with Platinum Equity, a Los Angeles-based global investment and acquisition company and affiliate of ENT Holding Corporation; Mitchell Wolfe, an entertainment lawyer with the Canadian law firm of Beard Winter; David Doerksen, a Vancouver- and Saskatchewan-based producer; and Jeff Sagansky, our Series A Preferred shareholders’ nominee and a senior executive formerly with Sony, CBS and Paxson Communications, who replaces Mr. Knight.

RISK FACTORS

      See “Risk Factors” beginning on page 10 for factors that should be considered in evaluating the company and our business.

THE OFFERING

Common shares offered	15,000,000

Common shares offered to cover over-allotments	2,250,000

Common shares to be outstanding immediately after the offering	58,207,399*

Use of proceeds	We will use up to $20 million of the net proceeds from this offering to repurchase all or (if not all of the shares can be purchased for $20 million) a portion of our Series A Preferred Shares from two holders of such shares, in accordance with a written agreement with those holders. The redemption price for these Series A Preferred Shares is dependent upon the price per share of common shares sold to the public in this offering (see discussion under “Use of Proceeds” on page 22 below). We intend to use the remaining net proceeds for general corporate purposes, including repayment of indebtedness, film and television production, acquisitions and working capital purposes. We will not receive any proceeds from the sale of shares by the selling shareholder.

AMEX/ TSX symbol	LGF

*	The number of shares to be outstanding after the offering excludes (i) 8,405,823 shares underlying outstanding options at exercise prices ranging from a low of $1.64 (converted from the exercise price of Cdn$2.30 at an exchange rate of Cdn$1.40 to US$1.00) to a high of $4.00, (ii) warrants to purchase 5,525,000 shares at an exercise price of $5.00 per share, (iii) debentures convertible into 2,035,461 shares at a conversion price of $5.79 (converted from the conversion price of Cdn$8.10 at an exchange rate of Cdn$1.40 to US$1.00), (iv) shares underlying the Series A Preferred Shares, which would be 11,830,000 shares at a conversion price of $2.55 per share (not including the effect of the repurchase of a portion of our Series A Preferred Shares, described in the section “Use of Proceeds”) and (v) 1,250,000 shares that may be purchased from us of the 2,250,000 shares that may be purchased pursuant to the underwriters’ over- allotment option.

GENERAL

      Our principal executive offices are located at Suite 3123, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 and 4553 Glencoe Avenue, Suite 200, Marina del Rey, California, 90292. Our telephone numbers are (604) 609-6100 in Vancouver and (310) 314-2000 in Los Angeles. Our website is www.lionsgatefilms.com. The information on our website is not part of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, that conforms, in all material respects, with the accounting principles generally accepted in the United States, or U.S. GAAP, except as described in the notes to the financial statements (specifically, note 21 to the notes to the consolidated financial statements beginning on page F-31, and note 12 to the notes to the unaudited condensed consolidated financial statements beginning on page F-46). As described more specifically in those notes and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the differences between Canadian GAAP and U.S. GAAP cause adjustments in statement of operations data (including revenues and income (loss)) and balance sheet data (including shareholders’ equity).

      The consolidated financial information included in this prospectus is expressed in U.S. dollars. Commencing with the period beginning April 1, 2002, our condensed consolidated financial statements are presented in U.S. dollars, as a substantial component of our operations are domiciled in the U.S. and the principal market for trading of our common shares is the American Stock Exchange. Prior to April 1, 2002, our condensed consolidated financial statements were presented and audited in Canadian dollars and have been converted to U.S. dollars for presentation in this prospectus. The U.S. dollar and the Canadian dollar are the functional currencies of the Company’s U.S. and Canadian based businesses, respectively. Assets and liabilities denominated in currencies other than U.S. dollars are translated at exchange rates in effect at the relevant balance sheet date. Revenue and expense items denominated in currencies other than U.S. dollars are translated at the average rate of exchange for the relevant period. Any resulting foreign exchange gains and losses are recorded as a separate component of shareholders’ equity. You should read the following summary consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in this prospectus.

	Nine Months Ended
	December 31,		Year Ended March 31,

	2002	2001	2002		2001	2000

	(Unaudited)

	(In thousands except per share data)
Statement of Operations Data:(1)
Revenues	$233,924	$175,409	$272,489		$187,650	$184,361
Expenses:
Direct operating	117,889	97,698	159,907		104,003	151,482
Distribution and marketing	77,611	47,949	76,245		34,426	—
General and administrative	24,204	24,865	34,668		25,073	21,334
Amortization	3,918	3,190	4,554		5,695	4,673
Severance and relocation	—	—	—		—	1,154

Total expenses	223,622	173,702	275,374		169,197	178,643

Operating income (loss)	10,302	1,707	(2,885)		18,453	5,718
Other expenses:
Interest	7,503	7,119	9,828		7,716	3,171
Minority interests	580	555	1,221		586	889
Unusual losses	—	1,233	1,351		—	—

Total other expenses	8,083	8,907	12,400		8,302	4,060

Income (loss) before undernoted	2,219	(7,200)	(15,285)		10,151	1,658
Gain on dilution of investment in a subsidiary	—	2,186	2,186	(2)	—	—

Income (loss) before income taxes and equity interests	2,219	(5,014)	(13,099)		10,151	1,658
Income taxes	(1,029)	3,896	(321)		2,190	(1,357)

Income (loss) before equity interests	1,190	(1,118)	(13,420)		12,341	301
Write-down and equity interests in investments subject to significant influence	462	(1,134)	(14,542	) (3)	(1,021)	108

Net income (loss) from continuing operations	1,652	(2,252)	(27,962)		11,320	409
Loss from discontinued operations	—	(1,132)	(18,997	) (4)	(5,517)	(4,006)

Net income (loss)	$1,652	$(3,384)	$(46,959)		$5,803	$(3,597)

Basic and diluted income (loss) per common share
Income (loss) from continuing operations	$(0.02)	$(0.12)	$(0.74)		$0.21	$(0.02)
Income (loss) from discontinued operations	—	(0.02)	(0.44)		(0.15)	(0.13)
Weighted average number of shares used in the computation of net income per share	43,232	42,611	42,753		36,196	30,665

	Nine Months Ended
	December 31,		Year Ended March 31,

	2002	2001	2002	2001	2000

	(Unaudited)

	(In thousands except per share data)
Other Data:
Cash flow provided by (used in) operating activities	$3,654	$(57,113)	$(60,712)	$(34,131)	$(28,989)
Cash flow provided by (used in) financing activities	(7,626)	54,259	54,835	54,544	29,056
Cash flow provided by (used in) investing activities	4,676	5,274	7,340	(29,688)	(4,349)
EBITDA(5)	14,682	2,530	(14,224)	23,127	10,499
Balance Sheet Data (at end of period): (1)
Investment in motion pictures and television programs	206,040	207,098	181,002	142,178	88,571
Total assets	390,541	439,694	381,984	370,200	277,338
Total debt	208,436	212,556	215,075	158,470	66,497
Shareholders’ equity	75,534	118,078	75,394	124,843	142,414

(1)	Due to the retroactive adoption without restatement of Canadian Institute of Chartered Accountants Handbook Section 3062 on April 1, 2001 and SoP 00-2 and CICA Handbook Section 3465 on April 1, 2000, all as described in note 2(c) to the consolidated financial statements, our Statement of Operations Data and Balance Sheet Data from periods prior to April 1, 2001 are not comparable to periods after that date. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(2)	Represents gain on dilution of the company’s investment in a subsidiary of the company, from the subsidiary’s completion of an equity financing with a third party.

(3)	Includes full write-down of $13.4 million of the company’s investment in CinemaNow.

(4)	Includes a write-down of $10.6 million of the company’s investment in Mandalay Pictures. Effective April 1, 2002, the carrying value of the company’s investment in Mandalay was presented as a discontinued operation. On November 8, 2002, the company sold its investment in Mandalay for cash of $4.2 million and an interest bearing convertible promissory note totaling $3.3 million.

(5)	To supplement our financial statements presented on a GAAP basis, throughout this document we reference non-GAAP financial measures, such as EBITDA, to measure operating performance. Management believes EBITDA to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operations. Presentation of EBITDA is consistent with our past practice, and EBITDA is a non-GAAP financial measure commonly used in the entertainment industry and by financial analysts and others who follow the industry to measure operating performance. EBITDA should not be construed as an alternative to operating income or cash flows from operating activities (both of which are determined in accordance with generally accepted accounting principles) or as a measure of liquidity. For a reconciliation of EBITDA (defined as earnings before interest, provision for income taxes, amortization, minority interests, gain on dilution of investment in subsidiary and discontinued operation) to net income (loss) see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — EBITDA.”

RISK FACTORS

      An investment in our common shares involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we may currently deem immaterial, may become important factors that harm our business, results of operations and financial condition. If any of the following risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of our common shares could decline, and you may lose all or part of your investment.

We have had losses, and we cannot assure future profitability.

      We have reported operating income for fiscal years 1998, 2000 and 2001 and operating losses for fiscal years 2002 and 1999. We have reported net losses for all fiscal years, except in 2001 when we reported net income of $5.8 million. We reported operating income of $10.3 million for the first nine months of fiscal year 2003 and net income of $1.7 million for the same period. Our accumulated deficit was $106.5 million at December 31, 2002. We cannot assure you we will continue to operate profitably, and if we cannot we may not be able to meet our debt service, working capital requirements, capital expenditure plans, anticipated production slate or other cash needs. Our inability to meet those needs could have a material adverse effect on our business, results of operations and financial condition.

We face substantial capital requirements and financial risks.

      Our business requires a substantial investment of capital. The production, acquisition and distribution of motion pictures and television programs require a significant amount of capital. A significant amount of time may elapse between our expenditure of funds and the receipt of commercial revenues from or government contributions to our motion pictures or television programs. This time lapse requires us to fund a significant portion of our capital requirements from our revolving credit facility and from other sources. Although we intend to continue to reduce the risks of our production exposure through financial contributions from broadcasters, distributors, tax shelters, government and industry programs and studios, we cannot assure you that we will continue to implement successfully these arrangements or that we will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future motion pictures and television programs. If we increase our production slate or our production budgets, we may be required to increase overhead, make larger up-front payments to talent and consequently bear greater financial risks. Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.

      Our substantial leverage could adversely affect our financial condition. We are highly leveraged. Our primary source of capital is our revolving credit facility. The amount we have available to borrow under this facility depends upon our borrowing base, which in turn depends on the value of our existing library of films and television programs, as well as accounts receivable and cash in collateral accounts. If several of our larger motion picture productions are commercial failures or our library declines in value, our borrowing base could decrease. Such a decrease could have a material adverse effect on our business, results of operations or financial condition. For example, it could:

•	require us to dedicate a substantial portion of our cash flow to the repayment of our indebtedness, reducing the amount of cash flow available to fund motion picture and television production and other operating expenses;

•	limit our flexibility in planning for or reacting to downturns in our business, our industry or the economy in general;

•	limit our ability to obtain additional financing, if necessary, for operating expenses, or limit our ability to obtain such financing on terms acceptable to us; and

•	limit our ability to pursue strategic acquisitions and other business opportunities that may be in our best interests.

      Our revolving credit facility contains certain covenants and financial tests that limit the way we conduct business. Our revolving credit facility contains various covenants limiting our ability to incur or guarantee additional indebtedness, pay dividends and make other distributions, pre-pay any subordinated indebtedness, make investments and other restricted payments, make capital expenditures and sell assets. These covenants may prevent us from raising additional financing, competing effectively or taking advantage of new business opportunities. Under our revolving credit facility, we are also required to maintain specified financial ratios and satisfy certain financial tests. If we cannot comply with these covenants or meet these ratios and other tests, it could result in us being in default under our revolving credit facility, and unless we are able to negotiate an amendment, forbearance or waiver, we could then be required to repay all amounts then outstanding, which could have a material adverse effect on our business, results of operations or financial condition.

      Borrowings under our revolving credit facility are also secured by liens on substantially all of our assets and the assets of our subsidiaries. If we are in default under our revolving credit facility, the lenders could foreclose upon substantially all of our assets and the assets of our subsidiaries. We cannot assure you that we will generate sufficient cash flow to repay our indebtedness and we further cannot assure you that, if the need arises, we will be able to obtain additional financing or to refinance our indebtedness on terms acceptable to us, if at all. Any such failure to obtain financing could have a material adverse effect on our business, results of operations and financial condition.

      Budget overruns may adversely affect our business. Our business model requires that we be efficient in production of our motion pictures and television programs. Actual motion picture and television production costs often exceed their budget, sometimes significantly. The production, completion and distribution of motion pictures and television productions are subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast members and other key creative personnel or other disruptions or events beyond our control. Risks such as death or disability of star performers, technical complications with special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production. If a motion picture or television production incurs substantial budget overruns, we may have to seek additional financing from outside sources to complete production. We cannot make assurances regarding the availability of such financing on terms acceptable to us, and the lack of such financing could have a material adverse effect on our business, results of operations and financial condition.

      In addition, if a motion picture or television production incurs substantial budget overruns, we cannot assure you that we will recoup these costs, which could have a material adverse effect on our business, results of operations or financial condition. Increased costs incurred with respect to a particular film may result in any such film not being ready for release at the intended time and the postponement to a potentially less favorable time, all of which could cause a decline in box office performance, and thus the overall financial success of such film. Budget overruns could also prevent a picture from being completed or released. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

      Production costs and marketing costs are rising at a faster rate than increases in either domestic admissions to movie theatres or admission ticket prices, leaving us more dependent on other media, such as home video, television and foreign markets, and new media. If we cannot successfully exploit these other media, it could have a material adverse effect on our business, results of operations or financial condition.

Our revenues and results of operations may fluctuate significantly.

      Revenues and results of operations are difficult to predict and depend on a variety of factors. Our revenues and results of operations depend significantly upon the commercial success of the motion pictures and television programming that we distribute, which cannot be predicted with certainty. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods. In recent years, our revenues and results of operations have been significantly impacted by the success of critically acclaimed and award winning films, including Academy Award winners and nominees. We cannot assure you that we will manage the production, acquisition and distribution of future motion pictures as profitably as we have done with these recent critically acclaimed and award winning films or that we will produce or acquire motion pictures that will receive similar critical acclaim or perform as well commercially, which could have a material adverse effect on our business, results of operations and financial condition.

      We lack output agreements with cable and broadcast channels. We have an agreement with one cable or broadcast channel to exhibit our films, and that agreement does not cover films released after 2003. While similar broadcasters exhibit our films, they license such rights on a film-by-film, rather than an output, basis. We cannot assure you that our one agreement will be renewed or that we will be able to secure other output agreements on acceptable terms, if at all. Without multiple output agreements that typically contain guaranteed minimum payments, our revenues may be subject to greater volatility, which could have a material adverse effect on our business, results of operations or financial condition.

      Our revenue sharing agreements might not be renewed. We have one revenue sharing agreement with respect to the distribution of our library on home videos, and one revenue sharing agreement with respect to the distribution of our library on home videos and DVD. These agreements expire in September 2003 and August 2004, respectively. The agreement expiring in September 2003 accounts for approximately 10% of our gross revenues. The failure to renew either of these agreements on similar terms could have a material adverse effect on our business, results of operations or financial condition.

      We rely on a few major customers in realizing our filmed and television content library distribution revenues. A small number of retailers account for a significant percentage of our filmed and television content library distribution revenues. We do not have long-term agreements with any of these customers. We cannot assure you that we will continue to maintain favorable relationships with these customers or that they will not be adversely affected by economic conditions. If any of these customers reduces or cancels a significant order, it could have a material adverse effect on our business, results of operations or financial condition.

      Our revenues and results of operations are vulnerable to currency fluctuations. We report our revenues and results of operations in U.S. dollars, but a significant portion of our revenues are earned outside of the United States. Our principal currency exposure is between Canadian and U.S. dollars, although this exposure is partially mitigated through the structuring of the $200 million revolving credit facility as a $25 million Canadian dollar facility and a $175 million U.S. dollar facility. Each facility is borrowed and repaid in the respective country of origin, in local currency. We cannot accurately predict the impact of future exchange rate fluctuations between the Canadian dollar and the U.S. dollar or other foreign currencies on revenues and operating margins, and fluctuations could have a material adverse effect on our business, results of operations or financial condition.

      From time to time we may experience currency exposure on distribution and production revenues and expenses from foreign countries, which could have a material adverse effect on our business, results of operations and financial condition.

      Accounting practices used in our industry may accentuate fluctuations in operating results. In addition to the cyclical nature of the entertainment industry, our accounting practices (which are standard for the industry) may accentuate fluctuations in our operating results. In accordance with Canadian generally accepted accounting principles and industry practice, we amortize film and television programming costs using the “individual-film-forecast” method. Under this accounting method, we amortize film and television programming costs for each film or television program based on the following ratio:

Revenue earned by title in the current period

Estimated total revenues by title

We regularly review, and revise when necessary, our total revenue estimates on a title-by-title basis. This review may result in a change in the rate of amortization and/or a write-down of the film or television asset to estimated fair value. Results of operations in future years depend upon our amortization of our film and television costs. Periodic adjustments in amortization rates may significantly affect these results. In addition, we are required to expense film advertising costs as incurred, but are also required to recognize the revenue from any motion picture or television program over the entire revenue stream expected to be generated by the individual picture or television program.

Our ability to exploit our filmed and television content library may be limited.

      A significant portion of our filmed and television content library revenues comes from a small number of titles. We depend on a limited number of titles for the majority of the revenues generated by our filmed and television content library. In addition, many of the titles in our library are not presently distributed and generate substantially no revenue. If we cannot acquire new product and rights to popular titles through production, distribution agreements, acquisitions, mergers, joint ventures or other strategic alliances, it could have a material adverse effect on our business, results of operations or financial condition.

      We are limited in our ability to exploit a portion of our filmed and television content library. Our rights to the titles in our filmed and television content library vary; in some cases we have only the right to distribute titles in certain media and territories for a limited term. We cannot assure you that we will be able to renew expiring rights on acceptable terms, and any such failure could have a material adverse effect on business, results of operations or financial condition.

Our success depends on external factors in the motion picture and television industry.

      Our success depends on the commercial success of motion pictures and television programs, which is unpredictable. Operating in the motion picture and television industry involves a substantial degree of risk. Each motion picture and television program is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. Generally, the popularity of our motion pictures or programs depends on many factors, including the critical acclaim they receive, the format of their initial release, for example, theatrical or direct-to-video, the actors and other key talent, their genre and their specific subject matter. The commercial success of our motion pictures or television programs also depends upon the quality and acceptance of motion pictures or programs that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change. We cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

      In addition, because a motion picture’s or television program’s performance in ancillary markets, such as home video and pay and free television, is often directly related to its box office performance or television ratings, poor box office results or poor television ratings may negatively affect future revenue streams. Our success will depend on the experience and judgment of our management to select and develop new investment and production opportunities. We cannot make assurances that our motion pictures and television programs will obtain favorable reviews or ratings, that our motion pictures will perform well at the box office or in ancillary markets or that broadcasters will license the rights to broadcast any of our television programs in development or renew licenses to broadcast programs in our library. The failure to achieve any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

      Licensed distributors’ failure to promote our programs may adversely affect our business. Licensed distributors’ decisions regarding the timing of release and promotional support of our motion pictures, television programs and related products are important in determining the success of these pictures, programs and products. As with most companies engaging in licensed distribution, we do not control the timing and manner in which our licensed distributors distribute our motion pictures or television programs. Any decision by those distributors not to distribute or promote one of our motion pictures, television programs or related products or to promote competitors’ motion pictures, programs or related products to a greater extent than they promote ours could have a material adverse effect on our business, results of operations or financial condition.

      We could be adversely affected by strikes or other union job actions. The motion picture and television programs produced by us generally employ actors, writers and directors who are members of the Screen Actors Guild, Writers Guild of America and Directors Guild of America, respectively, pursuant to industry-wide collective bargaining agreements. The collective bargaining agreement with the Writers Guild of America was successfully renegotiated and became effective as of May 2, 2001 for a term of three years. The collective bargaining agreements with the Screen Actors Guild and Directors Guild of America were each successfully renegotiated and became effective as of July 1, 2002 for a term of three years. Many productions also employ members of a number of other unions, including, without limitation, the International Alliance of Theatrical and Stage Employees, the Teamsters and the Alliance of Canadian Cinema, Television and Radio Artists. A strike by one or more of the unions that provide personnel essential to the production of motion pictures or television programs could delay or halt our ongoing production activities. Such a halt or delay, depending on the length of time, could cause a delay or interruption in our release of new motion pictures and television programs, which could have a material adverse effect on our business, results of operations or financial condition.

We face substantial competition in all aspects of our business.

      We are smaller and less diversified than many of our competitors. Although we are an independent distributor and producer, we constantly compete with major U.S. and international studios. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their motion picture and television operations. In addition, the major studios have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production. The resources of the major studios may also give them an advantage in acquiring other businesses or assets, including film libraries, that we might also be interested in acquiring. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

      The motion picture industry is highly competitive and at times may create an oversupply of motion pictures in the market. The number of motion pictures released by our competitors, particularly the major U.S. studios, may create an oversupply of product in the market, reduce our share of box office receipts and make it more difficult for our films to succeed commercially. Oversupply may become most pronounced during peak release times, such as school holidays and national holidays, when theatre attendance is expected to be highest. For this reason, and because of our more limited production and advertising budgets, we typically do not release our films during peak release times, which may also reduce our potential revenues for a particular release. Moreover, we cannot guarantee that we can release all of our films when they are otherwise scheduled. In addition to production or other delays that might cause us to alter our release schedule, a change in the schedule of a major studio may force us to alter the release date of a film because we cannot always compete with a major studio’s larger promotion campaign. Any such change could adversely impact a film’s financial performance. In addition, if we cannot change our schedule after such a change by a major studio because we are too close to the release date, the major studio’s release and its typically larger promotion budget may adversely impact the financial performance of our film. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

      The limited supply of motion picture screens compounds this product oversupply problem. Currently, a substantial majority of the motion picture screens in the U.S. typically are committed at any one time to only ten to 15 films distributed nationally by major studio distributors. In addition, as a result of changes in the theatrical exhibition industry, including reorganizations and consolidations and the fact that major studio releases occupy more screens, the number of screens available to us when we want to release a picture may decrease. If the number of motion picture screens decreases, box office receipts, and the correlating future revenue streams, such as from home video and pay and free television, of our motion pictures may also decrease, which could have a material adverse effect on our business, results of operations or financial condition.

      Technological advances may reduce our ability to exploit our motion pictures and television programs. The entertainment industry in general and the motion picture industry in particular continue to undergo significant technological developments, including video-on-demand. This rapid growth of technology combined with shifting consumer tastes could change how consumers view our motion pictures and television programs. For example, an increase in video-on-demand could decrease home video rentals. Other larger entertainment distribution companies will have larger budgets to exploit these growing trends. While we have an interest in CinemaNow, it is a company in its infancy whose commercial success is impossible to predict. We cannot predict how we will financially participate in the exploitation of our motion pictures and television programs through these emerging technologies or whether we have the right to do so for certain of our library titles. If we cannot successfully exploit these and other emerging technologies, it could have a material adverse effect on our business, results of operations or financial condition.

The loss of key personnel could adversely affect our business.

      Our success depends to a significant degree upon the efforts, contributions and abilities of our senior management, especially those set forth under “Management.” Although we have employment agreements with many of our key personnel, Mr. Burns’ agreement has expired, he is employed on a month-to-month basis and his agreement is being re-negotiated. In addition, 13 other employment agreements with senior management have expired or will expire within one year from the date of this prospectus and such agreements must be re-negotiated. We cannot assure you that the services of our key personnel will continue to be available to us or that we will be able to successfully re-negotiate such employment agreements. The loss of services of any of these employees could have a material adverse effect on our business, results of operations or financial condition.

Failure to manage future growth may adversely affect our business.

      We may not be able to obtain additional funding to meet our requirements. Our ability to grow our company through acquisitions, business combinations and joint ventures, to maintain and expand our development, production and distribution of motion pictures and television programs and to fund our operating expenses depends upon our ability to obtain funds through equity financing, debt financing (including credit facilities) or the sale or syndication of some or all of our interests in certain projects or other assets. If we do not have access to such financing arrangements, and if other funding does not become available on terms acceptable to us, there could be a material adverse effect on our business, results of operations or financial condition.

      We are subject to risks associated with acquisitions and joint ventures. We have made or entered into, and will continue to pursue, various acquisitions, business combinations and joint ventures intended to complement or expand our business. We may encounter difficulties in integrating acquired assets with our operations. Furthermore, we may not realize the benefits we anticipated when we entered into these transactions. In addition, the negotiation of potential acquisitions, business combinations or joint ventures as well as the integration of an acquired business could require us to incur significant costs and cause diversion of management’s time and resources. Future acquisitions by us could result in the following consequences:

•	dilutive issuances of equity securities;

•	incurrence of debt and contingent liabilities;

•	impairment of goodwill and other intangibles;

•	development write-offs; and

•	other acquisition-related expenses.

Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.

We face risks from doing business internationally.

      We distribute motion picture and television productions outside the United States and Canada through third party licensees and derive revenues from these sources. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include:

•	changes in local regulatory requirements, including restrictions on content;

•	changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes);

•	differing degrees of protection for intellectual property;

•	instability of foreign economies and governments;

•	cultural barriers;

•	wars and acts of terrorism; and

•	the spread of severe acute respiratory syndrome, or SARS.

Any of these factors could have a material adverse effect on our business, results of operations or financial condition.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

      Our ability to compete depends, in part, upon successful protection of our intellectual property. We do not have the financial resources to protect our rights to the same extent as major studios. We attempt to protect proprietary and intellectual property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries. We also distribute our products in other countries in which there is no copyright and trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our productions or certain portions or applications of our intended productions, which could have a material adverse effect on our business, results of operations or financial condition.

      Litigation may also be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on our business, results of operations or financial condition. We cannot assure you that infringement or invalidity claims will not materially adversely affect our business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could have a material adverse effect on our business, results of operations or financial condition.

Piracy of motion pictures, including digital and internet piracy, may reduce the gross receipts from the exploitation of our films.

      Motion picture piracy is extensive in many parts of the world, including South America, Asia, the countries of the former Soviet Union and other former Eastern bloc countries. Additionally, as motion pictures begin to be digitally distributed using emerging technologies such as the internet and online services, piracy could become more prevalent, including in the U.S., because digital formats are easier to copy. As a result, users can download and distribute unauthorized copies of copyrighted motion pictures over the internet. In addition, there could be increased use of devices capable of making unauthorized copies of motion pictures. As long as pirated content is available to download digitally, many consumers may choose to download such pirated motion pictures rather than pay for motion pictures. Piracy of our films may adversely impact the gross receipts received from the exploitation of these films, which could have a material adverse effect on our business, results of operations or financial condition.

Our shareholders could experience substantial dilution as a result of the conversion of our preferred shares, which dilution could be substantially increased if the anti-dilution provisions of our preferred shares apply to this offering.

      As of May 15, 2003, we had 11,830 Series A Preferred Shares outstanding that were issued at a price of $2,550 per share and that are currently convertible into 11,830,000 common shares (not including the effect of the repurchase of a portion of our Series A Preferred Shares described in the section entitled “Use of Proceeds”). If we issue shares at a price less than the conversion price of the Series A Preferred Shares (currently $2.55), then the conversion price would be reduced to such lower price, subject to certain exceptions, and the holders of Series A Preferred Shares could convert such shares into the number of common shares equal to the issuance price of the Series A Preferred Shares divided by the new conversion price. We have agreed with all the holders of our Series A Preferred Shares that we will promptly, after consummation of this offering, authorize amendment of the terms of the Series A Preferred Shares so that their conversion price is reduced to $2.30 rather than $2.55 and include such adjustment as an item to be voted upon by any required classes of shareholders at our next annual shareholders meeting, currently expected to occur in September 2003. If approved, this amendment would result in dilution to our existing shareholders as the Series A Preferred Shares would be convertible into 13,115,870 common shares. In connection with such agreement, each holder of Series A Preferred Shares has conditionally agreed to waive any requirement that the conversion price of the Series A Preferred Shares be adjusted as a result of this offering. This waiver will not apply to any future equity or convertible debt offering. If our shareholders do not approve the amendment to $2.30 at our next annual shareholders meeting, then the conversion price of the Series A Preferred Shares would be adjusted to the public offering price set forth on the cover of this prospectus, resulting in even greater dilution to our existing shareholders. For example, if the public offering price were equal to the closing price of $2.02 on May 15, 2003, the Series A Preferred Shares would be convertible into 14,933,911 common shares instead of the 11,830,000 common shares into which they are currently convertible or the 13,115,870 common shares into which they would be convertible if the amendment were approved. In addition, we are also authorized to issue additional Series A Preferred Shares in lieu of cash dividends on such shares, which such issuances would result in additional dilution to our existing shareholders.

Our shareholders could experience substantial dilution as a result of the issuance of additional shares, the conversion of our debentures or the exercise of options or warrants.

      We will have approximately 58,207,399 common shares outstanding after giving effect to this offering (excluding 1,250,000 shares that may be purchased from us pursuant to the underwriters’ over-allotment option). We also have a significant number of additional authorized shares that when issued will dilute our existing shareholders.

      As of May 15, 2003, we had outstanding debentures convertible into 2,035,461 common shares and warrants to purchase 5,525,000 common shares. In addition, we have granted, as of May 15, 2003, options to purchase a total of 8,405,823 common shares. The exercise of the options or warrants or conversion of the debentures would dilute your percentage ownership interest and reduce your influence on matters on which our shareholders vote and might also result in a decrease in the price of our common shares.

Future sales of our common shares could decrease the market price of those shares.

      We will have approximately 58,207,399 common shares outstanding after giving effect to this offering (excluding 1,250,000 shares that may be purchased pursuant to the underwriters’ overallotment option), of which approximately 17,716,724 will be “restricted” securities under Rule 144 of the Securities Act and/or held by directors, officers or holders of ten percent or more of our outstanding common shares. As of May 15, 2003, we had 11,830 Series A Preferred Shares outstanding that are currently convertible into 11,830,000 common shares (and could be converted into 13,115,870 additional common shares assuming our shareholders approve adjustment of the conversion price from $2.55 to $2.30)(not including the effect of the repurchase of a portion of our Series A Preferred Shares described in the section entitled “Use of Proceeds”), and also granted options to purchase a total of 8,405,823 shares of our common shares and issued debentures convertible into 2,035,461 common shares and warrants to purchase 5,525,000 shares of our common shares. Possible or actual sales of any of these shares, particularly by our directors and officers, under Rule 144 or otherwise, may decrease the price of our common shares.

Our common shares are relatively illiquid.

      As of May 15, 2003, we have 43,207,399 common shares outstanding (58,207,399 shares after this offering, assuming no exercise of the underwriters’ over-allotment option). Historically, as a result of our relatively small public float, our common shares have been less liquid than the common shares of companies with broader public ownership. Among other things, trading of a relatively small volume of our common shares may have a greater impact on the trading price for our shares than would be the case if our public float were larger. We cannot assure you that such effects will change or that liquidity will improve after this offering.

We may lose certain benefits by failing to meet certain regulatory standards.

      We may not be eligible to receive certain British Columbia refundable tax credits. A portion of our consolidated revenues includes certain tax credits that Lions Gate Television Corp., or LGTC, applies to receive from the province of British Columbia under the British Columbia Film and Television Tax Credit Program, or the Tax Credit Program, which is administered by the provincial government agency British Columbia Film. For productions to qualify for the tax credits provided under the Tax Credit Program, LGTC must be “BC-controlled” for the purposes of the Income Tax Act (British Columbia). LGTC is a corporation wholly-owned by a trust of which Frank Giustra, our former Chairman of the Board, is the trustee. The beneficiaries of the trust are Lions Gate Entertainment Corp., LGTC and our subsidiaries. In a letter dated January 17, 2003, British Columbia Film questioned the status of LGTC as a “BC-controlled” company and therefore the entitlement of LGTC to receive the British Columbia tax credits sought for certain of its productions. In particular, British Columbia Film questioned whether the trust currently holding the shares of LGTC was properly created and had the requisite indicia of ownership of the LGTC shares. We are currently providing additional information to British Columbia Film in support of our belief that LGTC is a “BC-controlled” company within the requirements of the Income Tax Act (British Columbia).

      If there is a determination by British Columbia Film that LGTC is not “BC-controlled” within the meaning of the Income Tax Act (British Columbia), then certain productions would not be eligible to receive the maximum British Columbia tax credits under the Tax Credit Program. The amount at risk represents the difference between tax credits available under the Tax Credit Program for “BC-controlled” companies and those available under the Tax Credit Program for non-BC-controlled companies. If such a determination were made, we would be required to return to British Columbia Film Cdn$2,218,000, or US$1,511,000, worth of tax credits previously received, reducing our cash balance by that amount. In addition, because under Canadian GAAP tax credits are included in our revenues, in the event of an adverse determination, we would take a charge to earnings in the amount of the lost tax credits. We have estimated the charge that would result from such a determination to be up to Cdn$5,354,000 (comprising the Cdn$2,218,000 in cash to be returned together with Cdn$3,136,000 included in revenue but not yet received), or US$3,648,000, in the aggregate.

      We may lose investment funds, tax credits and other benefits if we fail to meet Canadian regulatory requirements. Certain programs produced by us will be contractually required to be “Canadian content” programs in accordance with the requirements established from time to time by the Canadian Radio-television and Telecommunications Commissions, or CRTC, the Canadian Audio-Visual Certification Office, the Income Tax Act (Canada) and the regulations thereunder. If a program does not qualify under the applicable requirements, we would be in default of our commitments made in connection with these contracts. Any default could result in reduction or the elimination of license fees from the Canadian broadcasters, reduced or eliminated government incentives and/or future ineligibility for Canadian government incentive programs.

      The Canadian federal government and a number of its provincial counterparts have established refundable tax credit programs based on eligible labor expenditures of qualifying production entities. We expect that certain of our motion picture and television productions will incorporate these refundable tax credits as elements of production financing. If such productions do not ultimately qualify for anticipated refundable tax credits, the relevant production may require additional funds for completion, which may not be available from other sources.

      For our motion picture and television productions to continue to qualify for several refundable tax credits, we must remain Canadian-controlled pursuant to the Investment Canada Act (Canada), or ICA, among other statutory requirements. The ICA contains rules, the application of which determines whether an entity (as the term is defined in the ICA) is Canadian-controlled. Under these rules, an entity is presumed to be a non-Canadian in certain circumstances, including where Canadians own less than a majority of voting interests of an entity. This presumption may be rebutted, for example, if the entity establishes that it is not controlled in fact through the ownership of its voting interests and that two-thirds of the members of its board of directors are Canadians.

      Although we believe we are currently a Canadian-controlled entity under the ICA, there can be no assurance that the Minister of Canadian Heritage will not determine we are out of compliance with the ICA, or that events beyond our control will not result in our ceasing to be Canadian-controlled pursuant to the ICA. The ICA provides the Minister of Canadian Heritage with discretion to make a determination that a business activity prescribed under the ICA as relating to Canada’s cultural heritage or national identity (which includes a business engaged in the production, distribution, sale or exhibition of film or video products, hereinafter referred to as a “cultural business”) is not a Canadian-controlled entity, if the Minister is satisfied, after considering any information or evidence submitted by the entity or otherwise made available to the Minister or the Director of Investments, that the entity is controlled in fact by one or more non-Canadians. If we cease to be Canadian-controlled under the ICA, we would no longer qualify or be entitled to access these refundable tax credits and other Canadian government and private motion picture industry incentives that are restricted to Canadian-controlled corporations, including the ability to produce under Canada’s official co-production treaties with other countries.

      Such a change in status would require us to return tax credits previously received, reducing our cash balance. In addition, because under Canadian GAAP tax credits are included in revenues, we would take a charge to earnings in the amount of the lost tax credits. There are currently no transfer restrictions on our common shares as a class, and we accordingly may not be able to prevent a change of control to non-Canadians. In addition, certain provincial refundable tax credits require that the applicant be provincially controlled. If any of our affiliates that accesses or intends to access such credits ceases to be provincially controlled, we would no longer be entitled to access the applicable provincial refundable tax credit.

      For all of the foregoing reasons, the loss of our Canadian status could have a material adverse effect on our business, results of operations or financial condition.

      We face other risks in obtaining production financing from private and other international sources. For some productions, we finance a portion of our production budgets from incentive programs from such agencies as Telefilm Canada, as well as international sources in the case of our international treaty co-productions. There can be no assurance that local cultural incentive programs that we may access in Canada and internationally, as a result of our Canadian-controlled status, will not be reduced, amended or eliminated. Any change in policies in connection with incentive programs may have an adverse impact on us. In addition, we could lose our ability to exploit such incentive programs in Canada if we cease to qualify as “Canadian.” Certain programs produced by us will be contractually required to be certified as “Canadian Film and Video Production.” If a program does not qualify for such certification, we would be in default on commitments made in connection with government incentive programs and licenses to broadcasters/distributors. In addition, to the extent we do not qualify as “Canadian” as a result of a merger, an acquisition or an unconstrained share transfer to one or more non-Canadians, we would no longer qualify for such incentives/tax credits and may be liable to repay certain benefits to the applicable authorities. The foregoing could have a material adverse effect on our business, results of operations or financial condition.

      An investment by non-Canadians in our business is potentially reviewable by the Minister of Canadian Heritage. Under the ICA, the Minister of Canadian Heritage has discretion to determine, after considering any information or evidence submitted by the entity or otherwise made available to the Minister or the Director of Investments, that an investment by a non-Canadian in a cultural business may constitute an acquisition of control by that non-Canadian, notwithstanding the provisions in the ICA that state that certain investments do not or may not constitute an acquisition of control that would require notification or review under the ICA. In the event that the Minister of Canadian Heritage exercises her discretion and deems an investment by a non-Canadian in a cultural business to be an acquisition of control, the investment is potentially subject to notification and/or review. If the investment is subject to review, the Minister must be satisfied that the investment is likely to be of net benefit to Canada. Such a determination is often accompanied by requests that the non-Canadian provide undertakings supportive of Canadian cultural policy. These undertakings may, in some circumstances, include a request for financial support of certain initiatives. The determination by the Minister of whether a proposed investment is of net benefit to Canada also includes consideration of sector specific policies of the Canadian federal government. One such policy prohibits takeovers of Canadian owned and controlled film distribution businesses by non-Canadians. This prohibition is not contained in the ICA nor in the regulations made under the ICA, but is a separate foreign investment policy relating to the Canadian film distribution sector. If an investment by a non-Canadian in our business is deemed by the Minister to be an acquisition of control and ultimately subject to review, the current policy of the Canadian federal government prohibiting the takeover of a Canadian owned and controlled film distribution business would be applied in the context of the Minister’s determination of whether the proposed investment would be of net benefit to Canada, with the result that the company’s film distribution business in Canada may have to be divested to a Canadian purchaser, which could have a material adverse effect on our business, results of operations or financial condition.

      A failure to meet Canadian programming restrictions may decrease the time slots or amount of license fees and incentive programs available to us. Canadian broadcasters, including all conventional, specialty, pay and pay-per-view television services are typically required, as a condition of their license, to broadcast significant minimum amounts of Canadian content programming on their overall schedule and in prime time. The CRTC enforces compliance with these requirements, and failure to comply can result in fines or in the revocation of a broadcaster’s license, or more restrictive terms on license renewal. The CRTC has issued detailed criteria that must be met for a television production to qualify as a “Canadian program.” The criteria require, among other things, that Canadians perform a minimum level of key and creative functions and that specified minimum production costs be paid to Canadians or Canadian companies. If our productions cease to qualify as Canadian programs under existing CRTC regulations and policies, or if these regulations or policies should change on further review by the CRTC, we may find it more difficult to secure time slots in Canada for our productions, or the amount of the license fees we may generate in Canada may decrease if our programs do not qualify as Canadian programs. In addition, if our productions cease to meet minimum Canadian content requirements, we may be unable to access various federal and provincial motion picture and television incentive programs, including refundable tax credits, as discussed below. There could be a material adverse effect on our business, results of operations and financial condition if any change in the policies of the Canadian or provincial governments in connection with their incentive programs occurs.

FORWARD LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that can be identified by the use of forward-looking terms such as “may,” “will,” “intend,” “believe,” “assume,” “estimate,” “expect,” “could,” “anticipate” or “continue” or the negative thereof or other variations of those terms or comparable terms. These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results to differ materially from any future results expressed or implied by us in those statements.

      Because these statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward looking statements. We caution you not to place undue reliance on the statements, which speak only as of the date of this prospectus. We do not undertake any obligation to release publicly any update or other revision to any forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

      Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, those described in “Risk Factors” contained in this prospectus.

USE OF PROCEEDS

      We expect to receive approximately $27.5 million in estimated net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, from the sale of our common shares in this offering, based on the sale of 15,000,000 shares at an assumed public offering price of $2.02 per share. If the underwriters exercise their over-allotment option in full, we expect our additional net proceeds to be approximately $2.4 million from the sale of shares by us. We will not receive any proceeds from the sale of shares by the selling shareholder.

      We will use up to $20.0 million of the net proceeds from this offering to repurchase all or (if not all of the shares can be purchased for $20 million) a portion of the Series A Preferred Shares held by SBS Broadcasting S.A. and Telemunchen Fernseh GmbH & Co. The per share purchase price of such shares will be (a) $2,200 plus (b) if a positive number, an amount equal to one thousand multiplied by the difference between (x) the per share price to the public in this offering and (y) $2.00. If we cannot repurchase all of the shares held by SBS and Telemunchen for $20 million, then the number of shares repurchased will be allocated on a pro rata basis between SBS and Telemunchen. We intend to use the remaining net proceeds for general corporate purposes, including repayment of indebtedness, film and television production and working capital purposes. In addition, we may use the proceeds of this offering to acquire businesses or assets, including individual films or libraries, that are complementary to our business. Although we actively engage in discussions with respect to possible acquisitions and investments, we have no present agreements with respect to any material transaction.

      Our $200 million revolving credit facility, which is structured as a $25 million Canadian dollar facility and a $175 million U.S. dollar facility, matures on September 25, 2005. The U.S. dollar-denominated facility bears interest at U.S. prime plus 1.5% or LIBOR plus 2.5% and the Canadian dollar-denominated facility bears interest at Canadian prime plus 1.5% or Bankers Acceptances plus 2.5%.

MARKET PRICES OF COMMON SHARES

      Our common shares are listed on the American Stock Exchange, or AMEX, and the Toronto Stock Exchange, or the TSX, and trade under the symbol “LGF.” On May 15, 2003, the last reported sale prices of our common shares were US$2.02 per share and Cdn$2.69 per share on AMEX and the TSX, respectively.

      The following table sets forth the range of high and low closing sale prices for our common shares, as reported by AMEX (the principal exchange market for our common shares), for each quarter within our two most recent fiscal years:

	High	Low

Year ended March 31, 2002
First Quarter	2.90	1.59
Second Quarter	2.74	1.95
Third Quarter	2.57	1.75
Fourth Quarter	2.65	2.00
Year ended March 31, 2003
First Quarter	2.49	1.90
Second Quarter	2.37	1.98
Third Quarter	2.10	1.90
Fourth Quarter	2.09	1.75

HOLDERS

      As of May 15, 2003, there were 43,207,399 shares issued and outstanding and 377 registered holders of our common shares.

DIVIDEND POLICY

      We have not paid any dividends on our outstanding common shares since our inception and do not anticipate doing so in the foreseeable future. The declaration of dividends on our common shares is restricted by our revolving credit facility and preferred shares and is within the discretion of our board of directors and will depend upon the assessment of, among other things, our earnings, financial requirements and operating and financial condition. At the present time, given our anticipated capital requirements we intend to follow a policy of retaining earnings in order to finance further development of our business. We are also limited in our ability to pay dividends on our common shares by restrictions under the Company Act (British Columbia) relating to the sufficiency of profits from which dividends may be paid.

      Our 5.25% Series A Convertible Redeemable Preferred Shares are entitled to cumulative dividends, as and when declared by the board of directors, payable semi-annually on the last day of March and September of each year. At our option, the dividend may be paid in cash or additional Series A Preferred Shares. We declared and, on each of March 31, 2001 and September 30, 2001, paid a cash dividend of $817,000, or $66.94 per share. On March 31, 2002, we declared and paid, in kind, a dividend of $773,600, or $66.94 per share, by the issuance of 273 Series A Preferred Shares and cash payments of $77,450. On September 30, 2002, we declared and paid a cash dividend of $791,871, or $66.94 per share. On March 31, 2003, we declared and paid a cash dividend of $791,871, or $66.94 per share.

CAPITALIZATION

      The following table sets forth our unaudited consolidated capitalization as of December 31, 2002: (i) on a historical basis; and (ii) on an as adjusted basis giving effect to the offering, as if it had occurred on that date. The as adjusted basis assumes net proceeds from this offering are used to repurchase a portion of the Series A Preferred Shares and the remaining net proceeds are used for repayment of bank loans. The proceeds from the underwriters’ exercise of the over-allotment option, if any, are not included in the as adjusted basis. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes to the consolidated financial statements in this prospectus.

	At December 31, 2002

	Actual	As Adjusted

	(Unaudited)
	(In thousands)
CASH AND CASH EQUIVALENTS	$7,261	$7,261

DEBT
Bank loans	$131,055	$121,422
Production loans	23,766	23,766
Long-term debt	53,615	53,615

TOTAL DEBT	$208,436	$198,803

SHAREHOLDERS’ EQUITY
Preferred shares, 200,000,000 shares authorized, issued in series, including 1,000,000 Series A (11,830 shares issued and outstanding) (3,790 as adjusted) and ten Series B (ten shares issued and outstanding) (liquidation preference $30,167) ($9,665 as adjusted)	$32,076	$10,277
Common shares, no par value, 500,000,000 shares authorized, 43,231,921 shares issued and outstanding (58,231,921 as adjusted)	157,675	189,107
Accumulated deficit	(106,506)	(106,506)
Cumulative translation adjustments	(7,711)	(7,711)

TOTAL SHAREHOLDERS’ EQUITY	$75,534	$85,167

TOTAL CAPITALIZATION	$283,970	$283,970

SELECTED CONSOLIDATED FINANCIAL DATA

      Our consolidated financial statements have been prepared in accordance with Canadian GAAP that conforms, in all material respects, with U.S. GAAP, except as described in the notes to the financial statements (specifically, note 21 to the notes to consolidated financial statements beginning on page F-31, and note 12 to the notes to unaudited condensed consolidated financial statements beginning on page F-46). As described more specifically in those notes and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below, the differences between Canadian GAAP and U.S. GAAP cause adjustments in statement of operations data (including revenues and income (loss)) and balance sheet data (including shareholders’ equity).

      The consolidated financial information included in this prospectus is expressed in U.S. dollars. Commencing with the period beginning April 1, 2002, our condensed consolidated financial statements are presented in U.S. dollars, as a substantial component of our operations are domiciled in the U.S. and the principal market for trading of our common shares is the American Stock Exchange. Prior to April 1, 2002, our condensed consolidated financial statements were presented and audited in Canadian dollars and have been converted to U.S. dollars for presentation in this prospectus. The U.S. dollar and the Canadian dollar are the functional currencies of the Company’s U.S. and Canadian based businesses, respectively. Assets and liabilities denominated in currencies other than U.S. dollars are translated at exchange rates in effect at the relevant balance sheet date. Revenue and expense items denominated in currencies other than U.S. dollars are translated at the average rate of exchange for the relevant period. Any resulting foreign exchange gains and losses are recorded as a separate component of shareholders equity. You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in this prospectus.

	Nine Months Ended
	December 31,		Year Ended March 31,

	2002	2001	2002	2001	2000	1999	1998

	(Unaudited)

	(In thousands except per share data)
Statement of Operations Data: (1)
Revenues	$233,924	$175,409	$272,489	$187,650	$184,361	$78,671	$45,628
Expenses:
Direct operating	117,889	97,698	159,907	104,003	151,482	61,802	34,978
Distribution and marketing	77,611	47,949	76,245	34,426	—	—	—
General and administrative	24,204	24,865	34,668	25,073	21,334	15,665	7,353
Amortization	3,918	3,190	4,554	5,695	4,673	3,511	1,267
Severance and relocation	—	—	—	—	1,154	—	—

Total expenses	223,622	173,702	275,374	169,197	178,643	80,978	43,598

Operating income (loss)	10,302	1,707	(2,885)	18,453	5,718	(2,307)	2,030
Other Expenses:
Interest	7,503	7,119	9,828	7,716	3,171	2,430	674
Minority interests	580	555	1,221	586	889	407	725
Unusual losses	—	1,233	1,351	—	—	1,095	—

Total other expenses	8,083	8,907	12,400	8,302	4,060	3,932	1,399

Income (loss) before undernoted	2,219	(7,200)	(15,285)	10,151	1,658	(6,239)	631
Gain on dilution of investment in a subsidiary	—	2,186	2,186 (2)	—	—	558	—

Income (loss) before income taxes and equity interests	2,219	(5,014)	(13,099)	10,151	1,658	(5,681)	631
Income taxes	(1,029)	3,896	(321)	2,190	(1,357)	(202)	(1,024)

	Nine Months Ended
	December 31,		Year Ended March 31,

	2002	2001	2002		2001	2000	1999	1998

	(Unaudited)

	(In thousands except per share data)
Income (loss) before equity interests	1,190	(1,118)	(13,420)		12,341	301	(5,883)	(393)
Write-down and equity interests in investments subject to significant influence	462	(1,134)	(14,542	) (3)	(1,021)	108	93	—

Net income (loss) from continuing operation	1,652	(2,252)	(27,962)		11,320	409	(5,790)	(393)
Loss from discontinued operation	—	(1,132)	(18,997	) (4)	(5,517)	(4,006)	(3,624)	—

Net income (loss)	$1,652	$(3,384)	$(46,959)		$5,803	$(3,597)	$(9,414)	$(393)

Basic and diluted income (loss) per common share
Income (loss) from continuing operations	$(0.02)	$(0.12)	$(0.74)		$0.21	$(0.02)	$(0.23)	$(0.03	) (6)
Income (loss) from discontinued operations	—	(0.02)	(0.44)		(0.15)	(0.13)	(0.15)	—
Weighted average number of shares used in the computation of net income per share	43,232	42,611	42,753		36,196	30,665	24,575	14,160	(6)
Other Data:
Cash flow provided by (used in) operating activities	$3,654	$(57,113)	$(60,712)		$(34,131)	$(28,989)	$(21,101)	$(15,096)
Cash flow provided by (used in) financing activities	(7,626)	54,259	54,835		54,544	29,056	34,111	89,407
Cash flow provided by (used in) investing activities	4,676	5,274	7,340		(29,688)	(4,349)	(1,593)	(67,391)
EBITDA(5)	14,682	2,530	(14,224)		23,127	10,499	202	3,297
Balance Sheet Data (at end of period):(1)
Investment in motion pictures and television programs	206,040	207,098	181,002		142,178	88,571	58,938	39,657
Total assets	390,541	439,694	381,984		370,200	277,338	217,076	176,443
Total debt	208,436	212,556	215,075		158,470	66,497	67,417	51,572
Shareholders’ equity	75,534	118,078	75,394		124,843	142,414	110,511	101,388

(1)	Due to the retroactive adoption without restatement of Canadian Institute of Chartered Accountants Handbook Section 3062 on April 1, 2001 and SoP 00-2 and CICA Handbook Section 3465 on April 1, 2000, all as described in note 2(c) to the consolidated financial statements, our Statement of Operations Data and Balance Sheet Data from periods prior to April 1, 2001 are not comparable to periods after that date. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(2)	Represents gain on dilution of the company’s investment in a subsidiary of the company, from the subsidiary’s completion of an equity financing with a third party.

(3)	Includes full write-down of $13.4 million of the company’s investment in CinemaNow.

(4)	Includes a write-down of $10.6 million of the company’s investment in Mandalay Pictures. Effective April 1, 2002, the carrying value of the company’s investment in Mandalay was presented as a discontinued operation. On November 8, 2002, the company sold its investment in Mandalay for cash of $4.2 million and an interest bearing convertible promissory note totaling $3.3 million.

(5)	To supplement our financial statements presented on a GAAP basis, throughout this document we reference non-GAAP financial measures, such as EBITDA, to measure operating performance. Management believes EBITDA to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operations. Presentation of EBITDA is consistent with our past practice, and EBITDA is a non-GAAP financial measure commonly used in the entertainment industry and by financial analysts and others who follow the industry to measure operating performance. EBITDA should not be construed as an alternative to operating income or cash flows from operating activities (both of which are determined in accordance with generally accepted accounting principles) or as a measure of liquidity. For a reconciliation of EBITDA (defined as earnings before interest, provision for income taxes, amortization, minority interests, gain on dilution of investment in subsidiary and discontinued operation) to net income (loss) see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — EBITDA.”

(6)	On October 20, 1998 the shareholders approved a two for one share consolidation of the Company’s shares that took effect on November 17, 1998. All shares and per share amounts above have been adjusted to reflect the share consolidation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

      We are an independent producer and distributor of film and television entertainment content. We release approximately 15 motion pictures theatrically per year. Our theatrical releases include films we produce in-house and films we acquire from third parties. We also have produced over 150 hours of television programming on average each of the last four years. Our disciplined approach to production, acquisition and distribution is designed to maximize our profit by balancing our financial risks against the probability of commercial success of each project. We distribute our library of approximately 2,000 motion picture and television program titles directly to retailers, video rental stores, pay and free television channels and indirectly to international markets through third parties. We also own a majority interest in CinemaNow, a development stage internet video-on-demand provider, and own and operate a film and television production studio.

      Our revenues are derived from the following business units:

•	Motion Pictures, which includes Theatrical, Home Entertainment, Television and International Distribution. Theatrical revenues are derived from the domestic theatrical release of motion pictures in North America. Home entertainment revenues are derived from the sale of video and DVD releases of our own productions and acquired films, including theatrical releases and direct-to-video releases. Television revenues are primarily derived from the licensing of our product to the domestic cable, free and pay television markets. International revenues are derived from the licensing of our productions and acquired films to international markets on a territory-by-territory basis.

•	Television, which includes the licensing to domestic and international markets of one-hour drama series, television movies and non-fiction programming.

•	Animation, which includes an interest in CinéGroupe Corporation, a producer and distributor of animated feature films and television programming.

•	Studio Facilities, which includes Lions Gate Studios and the leased facility Eagle Creek Studios, which derive revenue from rental of sound stages, production offices, construction mills, storage facilities and lighting equipment to film and television producers.

      Our primary operating expenses include the following:

•	Direct Operating Expenses, which include amortization of production or acquisition costs, participation and residual expenses.

•	Distribution and Marketing Expenses, which primarily include the costs of theatrical “prints and advertising” and of video and DVD duplication and marketing.

•	General and Administrative Expenses, which include salaries and other overhead.

      The functional currency of our business, based on the economic environment in which we primarily generate and expend cash, is the Canadian dollar and the U.S. dollar for the Canadian and U.S.-based businesses, respectively. Commencing with the period beginning April 1, 2002, condensed consolidated financial statements are presented in U.S. dollars, as a substantial component of our operations are domiciled in the U.S. and the principal market for trading of our common shares is the American Stock Exchange. This Management Discussion and Analysis, and all financial statements in this prospectus have been restated in U.S. dollars. In accordance with generally accepted accounting principles in both Canada and the U.S., the financial statements of Canadian-based subsidiaries are translated for consolidation purposes using current exchange rates in effect on the balance sheet date and revenue and expenses translated at the average rate of exchange for the relevant period. Any resulting foreign exchange gains and losses are recorded as a separate component of shareholders’ equity. The functional currencies of each of the Company’s operations in the United States and Canada are unchanged.

      Due to the retroactive adoption without restatement of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3062 (“CICA 3062”) on April 1, 2001 and SoP 00-2 and CICA Handbook Section 3465 (“CICA 3465”) on April 1, 2000, all as described in note 2(c) to the consolidated financial statements, our operating results from periods prior to April 1, 2001 are not comparable to periods after that date. See our discussion of SoP 00-2 in “Critical Accounting Policies” below.

Critical Accounting Policies

      The application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management. For a summary of all of our accounting policies, including the accounting policies discussed below, see note 2 to our audited consolidated financial statements.

      Generally Accepted Accounting Principles. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which conforms, in all material respects, with U.S. GAAP, except as described in the notes to the financial statements. The U.S. dollar and the Canadian dollar are the functional currencies of our U.S. and Canadian-based businesses, respectively. Commencing with the period beginning April 1, 2002, our condensed consolidated financial statements are presented in U.S. dollars as a substantial component of our operations are domiciled in the U.S. and the primary market for trading volume of our common shares is on the American Stock Exchange. Prior to April 1, 2002, our condensed consolidated financial statements were presented and audited in Canadian dollars. These consolidated financial statements and those amounts previously reported in Canadian dollars have been translated from Canadian dollars to United States dollars by translating the assets and liabilities at the rate in effect at the respective balance sheet dates and revenues and expenses at the average rate for the reporting periods. Any resulting foreign exchange gains and losses are recorded as a separate component of shareholders equity. The functional currencies of each of the Company’s operations in the United States and Canada are unchanged.

      Accounting for Films and Television Programs. In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 “Accounting by Producers or Distributors of Films” (“SoP 00-2”). SoP 00-2 establishes new accounting standards for producers or distributors of films, including changes in revenue recognition, capitalization and amortization of costs of acquiring films and television programs and accounting for exploitation costs, including advertising and marketing expenses. We elected early adoption of SoP 00-2 and retroactively adopted SoP 00-2 effective as of April 1, 2000. We also elected to adopt SoP 00-2 for Canadian GAAP purposes. The prior years’ financial statements were not restated, as the effect of the new policy on the prior periods was deemed not reasonably determinable. Accordingly, opening accumulated deficit for the year ended March 31, 2001 was increased to reflect the cumulative effect of the accounting change in the amount of $40.7 million (net of income taxes of $1.5 million). The principal changes as a result of applying SoP 00-2 are as follows:

•	Advertising and marketing costs, which were previously capitalized to investment in films and television programs on the balance sheet and amortized using the individual film forecast method, are now expensed the first time the advertising takes place.

•	The capitalization of production costs for episodic television series is limited to revenue that has been contracted for on an episode-by-episode basis until such time as the criteria for recognizing secondary market revenues are met.

      We capitalize costs of production, including financing costs, to investment in motion pictures and television programs. These costs are amortized to direct operating expenses in accordance with SoP 00-2. These costs are stated at the lower of unamortized motion picture or television program costs or fair value (net present value). These costs for an individual motion picture or television program are amortized in the proportion that current period actual revenues bear to management’s estimates of the total revenue expected to be received from such motion picture or television program over a period not to exceed ten years from the date of delivery. As a result, if revenue estimates change with respect to a motion picture or television program, we may be required to write down all or a portion of the unamortized costs of such motion picture or television program. No assurance can be given that unfavorable changes to revenue estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

      Revenue Recognition. Revenue from the sale or licensing of motion pictures and television programs is recognized upon meeting all recognition requirements of SoP 00-2. Revenue from the theatrical release of motion pictures is recognized at the time of exhibition based on the company’s participation in box office receipts. Revenue from the sale of DVDs in the retail market, net of an allowance for estimated returns, is recognized on the later of shipment to the customer or “street date” (when it is available for sale by the customer). Under revenue sharing arrangements, rental revenue is recognized when we are entitled to receipts. For contracts that provide for rights to exploit a program on multiple media (e.g. theatrical, video, television) with a fee for a single motion picture or television program where the contract specifies the permissible timing of release to various media, the fee is allocated to the various media based on management’s assessment of the relative fair value of the rights to exploit each media and is recognized as the program is released to each media. For multiple-title contracts with a fee, the fee is allocated on a title-by-title basis, based on management’s assessment of the relative fair value of each title. Revenues from television licensing are recognized when the motion picture or television program is available to the licensee for telecast. Rental revenue from short-term operating leases of studio facilities is recognized over the term of the lease. Prior to December 2001, we earned fees from management services provided to Canadian limited partnerships, whose purpose was to assist in the financing of motion pictures produced in Canada, and those fees were recognized as revenue when the financing was completed. We no longer provide these management services due to the rescission of certain tax shelter provisions by the Canadian government. Cash payments received are recorded as deferred revenue until all the conditions of revenue recognition have been met. We accrue for video returns and provide for allowances in the financial statements based on previous returns and our allowances history on a title-by-title basis in each of the video businesses. There may be differences between actual returns and allowances and our historical experience.

      Goodwill. In November 2001, the CICA released Handbook Section 3062, “Goodwill and Other Intangible Assets,” to be applied by companies for fiscal years beginning on or after January 1, 2002. Early adoption of CICA 3062 was permitted for companies with their fiscal year beginning on or after April 1, 2001, provided the first interim period financial statements had not been previously issued. We elected to early-adopt CICA 3062 on April 1, 2001. Under CICA 3062, goodwill is no longer amortized but is reviewed annually for impairment, or more frequently if impairment indicators arise, unless certain criteria have been met. CICA 3062 is similar, in many respects, to SFAS 142, “Goodwill and Other Intangible Assets,” under U.S. GAAP. Goodwill is required to be tested for impairment between the annual tests if an event occurs or circumstances change that more-likely-than-not reduce the fair value of a reporting unit below its carrying value. Notes 2(c) and 6 to our consolidated financial statements include additional information relating to the net carrying value of goodwill and the pro forma effect of the adoption of CICA 3062 on the prior years’ consolidated statements of operations.

Results of Operations

Nine Months Ended December 31, 2002 Compared to Nine Months Ended December 31, 2001

      Revenue for the nine months ended December 31, 2002 of $233.9 million increased $58.5 million, or 33.4%, compared to $175.4 million in the nine months ended December 31, 2001.

      Motion pictures revenue of $163.3 million in the nine months ended December 31, 2002 increased $72 million, or 78.9%, from $91.3 million in the nine months ended December 31, 2001. Theatrical revenue decreased $3.5 million to $13.0 million in the nine months ended December 31, 2002, video revenue increased $51.3 million to $108.5 million in the nine months ended December 31, 2002, television revenue increased $8.9 million to $14.5 million in the nine months ended December 31, 2002 and international revenue increased $10.3 million to $21.6 million in the nine months ended December 31, 2002. The most significant theatrical release in the nine months ended December 31, 2002 was Frailty, with theatrical revenue of $3.7 million. Monster’s Ball, which was released in fiscal 2002, earned additional theatrical revenue in the nine months ended December 31, 2002 of $2.8 million. Significant theatrical releases in the nine months ended December 31, 2001 included O, The Wash and Amores Perros with theatrical revenue of $5.4 million, $3.0 million and $3.0 million, respectively. Significant video releases in the nine months ended December 31, 2002 included: Frailty with video revenue of $12.6 million, and Monster’s Ball with video revenue of $31.7 million. A majority of the television revenue in the nine months ended December 31, 2002 relates to the licensing of Monster’s Ball to pay television and to a single library sale to a cable network for $1.8 million. The most significant international releases in the nine months ended December 31, 2002 were Frailty, Rules of Attraction, Cube 2, and Monster’s Ball, with international revenue of $4.1 million, $2.1 million, $2.6 million, and $2.2 million, respectively. In the nine months ended December 31, 2002, 136 titles generated revenue in excess of $100,000 each.

      Television production revenue of $42.2 million in the nine months ended December 31, 2002 decreased $14.2 million, or 25.2%, from $56.4 million in the nine months ended December 31, 2001. Deliveries in the nine months ended December 31, 2002 included 13 one-hour episodes of Dead Zone, 29 one-hour episodes of Tracker, 13 one-hour episodes of No Boundaries and eight hours of television movies. The deliveries in the nine months ended December 31, 2001 included 18 one-hour episodes of Mysterious Ways, two one-hour pilots of Dead Zone, the mini-series Superfire and three hours of television movies. Termite Art Productions contributed revenue of $9.6 million in the nine months ended December 31, 2002, compared to $9.8 million in the nine months ended December 31, 2001. In the nine months ended December 31, 2002, Termite Art Productions delivered 51 hours of programming, compared to 63 hours delivered in the nine months ended December 31, 2001.

      In animation, CinéGroupe’s revenue of $24.5 million in the nine months ended December 31, 2002 increased $1.1 million, or 4.7%, compared to $23.4 million in the nine months ended December 31, 2001. In the nine months ended December 31, 2002, a total of 72 half-hours were delivered including Daft Planet, Outer Dimension, Strange Tales and Pig City. In the nine months ended December 31, 2001, 76.5 half-hours were delivered including What’s with Andy, Big Wolf on Campus, Kids from Room 402 and Wunchpunch.

      Studio facilities revenue of $4.0 million in the nine months ended December 31, 2002 increased $0.9 million, or 29%, from $3.1 million in the nine months ended December 31, 2001, due primarily to revenues earned from our subleased stages and ancillary operations and to an increase in rental rates. In the nine months ended December 31, 2002, stage and office occupancy levels averaged 83% and 80% respectively, compared to 98% and 93% respectively in the nine months ended December 31, 2001. Occupancy rates decreased partially due to an increase in occupancy space from the building of a new sound stage.

      Direct operating expenses of $117.9 million for the nine months ended December 31, 2002 were 50.4% of revenue, compared to direct operating expenses of $97.7 million, which were 55.7% of revenue in the nine months ended December 31, 2001. Direct operating expenses as a percentage of revenue decreased primarily due to higher margin titles such as Monster’s Ball and State Property and a one-hour special and rights license fees included in Television and provisions in Animation and Television taken in the prior year’s period. These favorable variances were offset by lower margin titles and the loss recognized on the delivery of Tracker described in television production revenue above.

      Distribution and marketing costs of $77.6 million for the nine months ended December 31, 2002 increased $29.7 million or 62% compared to $47.9 million in the nine months ended December 31, 2001.

Distribution and marketing costs (also known as “P&A”) increased in the nine months ended December 31, 2002 compared to the nine months ended December 31, 2001 primarily due to larger expenditure on theatrical releases of Rules of Attraction and Frailty and to an increase in marketing and video and DVD duplication costs related to the increase in video revenues generated during the nine months ended December 31, 2002, primarily due to the release of Monster’s Ball.

      General and administrative expenses of $24.2 million decreased $0.7 million in the nine months ended December 31, 2002, or 2.8%, compared to $24.9 million in the nine months ended December 31, 2001.

      Amortization expense in the nine months ended December 31, 2002 of $3.9 million increased $0.7 million, or 21.9%, from $3.2 million in the nine months ended December 31, 2001 due to an increase in property and equipment amortization. Property and equipment amortization increased due to additional animation and post-production equipment purchases and newly-constructed soundstages in fiscal 2001, as well as the amortization from June 2002 of costs associated with information technology systems implementation.

      Interest expense in the nine months ended December 31, 2002 of $7.5 million increased $0.4 million or 5.6% from $7.1 million in the nine months ended December 31, 2001. Interest expense increased compared to the nine months ended December 31, 2001 due to a $2.2 million decrease in capitalized interest resulting from a decline in new production financed by the revolving credit facility in the nine months ended December 31, 2002 and a $0.3 million increase in amortization of bank financing charges. These increases were partially offset by a reduction in total interest-bearing debt at the end of the nine months ended December 31, 2002 and a decrease in annual interest rates.

      In the nine months ended December 31, 2001, unusual losses of $1.2 million included a loss of $0.4 million related to the demolition of an existing structure to provide room to build a new sound stage at Lions Gate Studios and a loss of $0.8 million on the acquisition of the remaining 50% of Eaton Entertainment LLC.

      On July 10, 2001, a subsidiary of the company completed an equity financing with a third party for $9.2 million. The gain on dilution of the company’s investment was $2.2 million (net of income taxes of $0), and the issuance resulted in a decrease of $0.1 million in goodwill.

      The $0.5 million equity interest in Christal Films Distribution consists of an allocation of 75% of the net income of Christal Films Distribution for the nine months ended December 31, 2002. Our investment in CinemaNow was written down to $0 at March 31, 2002. The equity interest in CinemaNow of $1.1 million as of December 31, 2002 represented a 63% allocation of the operating losses of CinemaNow for the nine months ended December 31, 2001.

      Loss from discontinued operation in the nine months ended December 31, 2002 of $0 compares to loss from discontinued operation in the nine months ended December 31, 2001 of $1.1 million. The loss from discontinued operation for the nine months ended December 31, 2001 represented 100% of the operating loss of Mandalay Pictures for the nine months ended December 31, 2001 of $0.2 million, plus of amortization of capitalized pre-operating period costs of $0.9 million. On November 8, 2002, the Company sold its investment in Mandalay for cash of $4.2 million and an interest bearing convertible promissory note totaling $3.3 million. The note, bearing interest at 6%, is payable $1.3 million on December 31, 2005, $1.0 million on December 31, 2006 and $1.0 million on December 31, 2007. No gain or loss was recorded on the sale as the Company’s carrying value of $7.5 million equaled the sales price.

      Income from continuing operations, income from discontinued operations and net income for the nine months ended December 31, 2002, were $1.7 million, $0 and $1.7 million, respectively, or loss per share of $0.02, loss per share of $0 and loss per share of $0.02, respectively, on 43.2 million weighted average common shares outstanding (after giving effect to the Series A Preferred Share dividends and accretion on the Series A Preferred Shares). This compares to loss from continuing operations, loss from discontinued operations and net loss of $2.3 million, $1.1 million and $3.4 million, respectively, or loss per share of $0.12, loss per share of $0.02 and loss per share of $0.14 respectively on 42.6 million weighted average common shares outstanding (after giving effect to the Series A Preferred Share dividends and accretion on the Series A Preferred Shares) for the nine months ended December 31, 2001.

      Under U.S. GAAP the net loss for the nine months ended December 31, 2002 was $0.8 million. The net income for the period under U.S. GAAP is less than under Canadian GAAP due primarily to inclusion of the net loss in Mandalay Pictures until November 8, 2002, the date of sale of the company’s investment in Mandalay Pictures. This is partially offset by the add back of the amortization of pre-operating costs relating to our television one-hour series business, as described in notes 12(a), 12(b) and 12(c) respectively, to the unaudited condensed consolidated financial statements.

Fiscal 2002 compared to Fiscal 2001

      Revenues in fiscal 2002 of $272.5 million increased $84.8 million, or 45.2%, compared to $187.7 million in fiscal 2001.

      Motion pictures revenue of $160.6 million in fiscal 2002 increased $44.9 million, or 38.8%, compared to $115.7 million in fiscal 2001. The increase was due primarily to the inclusion of the Trimark operations for the full fiscal 2002 period compared to the inclusion of Trimark’s post-acquisition revenue for the period October 13, 2000 to March 31, 2001 of $33.4 million in fiscal 2001. Theatrical revenue of $27.9 million increased $14.7 million or 111.4% compared to $13.2 million in fiscal 2001. Significant theatrical releases in fiscal 2002 included: Monster’s Ball with revenue of $7.5 million; O, with revenue of $5.3 million; and The Wash, with revenue of $3.2 million. Other significant theatrical releases include Amores Perros, Les Boys 3, Lantana and Songcatcher. Video revenue of $98.7 million increased $33.0 million, or 50.2%, in fiscal 2002 compared to $65.7 million in fiscal 2001. Significant video releases in fiscal 2002 included O, which was released on video on February 19, 2002 and earned revenue in excess of $14.1 million in the last six weeks of fiscal 2002; The Wash, with video revenue in excess of $6.4 million; and Shadow of the Vampire, with video revenue in excess of $3.2 million. International revenues were relatively consistent year-over-year, while television revenue from motion pictures decreased $4.1 million in fiscal 2002 to $8.1 million due to the timing of the availability of the television windows.

      Television production revenue of $70.7 million in fiscal 2002 increased by $23.2 million, or 48.8%, from $47.5 million in fiscal 2001, due primarily to the increased number of hours delivered in fiscal 2002 in all television divisions. In fiscal 2002, 48 hours of one-hour drama series were delivered, contributing revenue of $34.2 million. Deliveries in fiscal 2002 included: 22 episodes of Mysterious Ways to PAXTV, NBC (eight of 22 episodes), CTV in Canada and Columbia Tristar internationally; 14 episodes of Tracker to the U.S. syndication market, CHUM Television in Canada, Telemunchen in Germany and other international broadcasters; eight episodes of No Boundaries to WB Network in the U.S., CanWest Global in Canada and international broadcasters; two episodes of Dead Zone to UPN in the U.S. and Paramount internationally; and two episodes of Iron Chef to UPN in the U.S., City TV and Alliance Atlantis in Canada, and international broadcasters. In fiscal 2001, 29 hours of one-hour drama series were delivered for revenue of $29.6 million. Television movies contributed revenue of $20.0 million in fiscal 2002. Deliveries included: Superfire to ABC and international broadcasters; The Pilot’s Wife to CBS in the U.S. and international broadcasters; and Attack on the Queen to TBS in the U.S. and international broadcasters. In fiscal 2001, one television movie was delivered to international territories. In fiscal 2002, Termite Art Productions contributed revenue of $15.0 million on the delivery of 78.5 hours of non-fiction programming including 25.5 hours of Amazing Animal Videos to Animal Planet, 13 hours of Incredible Vacation Videos to Travel Channel; six and one-half hours of Wild Rescues to Animal Planet and five hours of MTV Video Party to MTV. In fiscal 2001, Termite Art Productions delivered 68.5 hours of non-fiction programming for revenue of $12.2 million. Under Canadian GAAP, tax credits earned are included in revenue. Under U.S. GAAP, tax credits earned are recorded as an offset to income tax expense. In fiscal 2002, $16.4 million of tax credits earned were included in revenue.

      In animation, CinéGroupe’s revenue of $35.5 million in fiscal 2002 increased $15.8 million, or 80.2%, compared to $19.7 million in fiscal 2001. The increase was primarily due to increased deliveries in fiscal 2002. In fiscal 2002, a total of 110.5 half-hours of television programming were delivered (compared to

81.5 half-hours in fiscal 2001) including: 26.5 half-hours of Sagwa, The Chinese Siamese Cat to PBS in the U.S. and TVO in Canada; 26 half-hours of What’s With Andy to ABC Family in the U.S. and Teletoon in Canada; 21 half-hours of Big Wolf on Campus to ABC Family in the U.S. and YTV in Canada; 12 half-hours of Wunchpunch to Radio Canada and Saban internationally; 12 half-hours of Kids From Room 402 to ABC Family in the U.S. and Teletoon and TQS in Canada; and nine half-hours of Galidor: Defender of the Outer Dimension to Fox Kids and Lego in the U.S. and YTV in Canada. In addition, the motion picture Wilderness Station was delivered to distribution partners around the world. CinéGroupe Library revenue of $3.0 million, interactive revenue of $0.6 million and service and other revenue of $0.1 million were earned in fiscal 2002, compared to $0.8 million, $0.5 million and $0.9 million, respectively, in fiscal 2001.

      Studio facilities revenue of $4.2 million in fiscal 2002 increased $0.5 million, or 13.5%, compared to $3.7 million in fiscal 2001 due primarily to an improvement in occupancy levels and revenues generated from additional services now offered at the studios including lighting, equipment and furniture rentals. Stage and office occupancy levels averaged 96% and 94%, respectively, for fiscal 2002 compared to 94% and 85%, respectively, in fiscal 2001.

      Prior to CineGate ceasing operations in fiscal 2002, we arranged financing and received commission revenue on production financings arranged for CineGate. We earned commission revenue of $1.5 million in fiscal 2002 on approximately $172.5 million of production financing arranged through the CineGate joint venture, compared to revenue of $1.1 million earned in fiscal 2001. CineGate ceased operations in fiscal 2002 upon the rescission of certain tax shelter provisions by the Canadian government.

      Direct operating expenses of $159.9 million for fiscal 2002 were 58.7% of revenue, compared to direct operating expenses of $104 million, which were 55.4% of revenue in fiscal 2001. Direct operating expenses as a percentage of revenue increased in fiscal 2002 primarily due to the loss recognized on the delivery of the 14 episodes of Tracker, the impact of the significant theatrical and video revenues on O (a distribution service deal with 15% fees), and the softening of the European marketplace, which has resulted in increased provisions for bad debts. In fiscal 2002, we increased our provision for doubtful accounts by $6.9 million (including $1.6 million relating to KirchMedia) and wrote off or cancelled contracts directly against revenue totaling $1.9 million. Excluding tax credits receivable, the provision for doubtful accounts at March 31, 2002 represented 11.6% of accounts receivable, compared to 4.5% at March 31, 2001.

      Our P&A expenses of $76.2 million more than doubled in fiscal 2002, increasing $41.8 million, or 121.5%, compared to $34.4 million in fiscal 2001. P&A increased year-over-year primarily due to the advertising expenditures on the more significant theatrical and video releases in fiscal 2002. Theatrical P&A in fiscal 2002 was $33.9 million, compared to $21.8 million in fiscal 2001. Video P&A of $41.3 million compared to $11.6 million in fiscal 2001 due to the significant increase in video activity and video releases being brought “in-house.” Revenues earned on videos released through our Universal output deal, which expired on August 31, 2002, were recorded net of distribution and marketing expenses. In fiscal 2002, our most significant video releases, O and The Wash, were released directly by us, outside of the Universal output deal.

      General and administrative expenses of $34.7 million in fiscal 2002 increased $9.6 million, or 38.2%, compared to $25.1 million in fiscal 2001. In motion pictures, general and administrative expenses increased $4.4 million, or 28.8%, to $19.7 million in fiscal 2002 from $15.3 million in fiscal 2001 primarily as a result of a full year of combined operations with Trimark and the growth of the production and theatrical and video distribution businesses. Television general and administrative expenses of $3.4 million in fiscal 2002 were virtually unchanged year-over-year. Animation general and administrative expenses increased $0.8 million, or 44.4%, to $2.6 million in fiscal 2002 from $1.8 million in fiscal 2001 due to the creation of an international sales department and increased head count at the corporate head office. General and administrative expenses in the corporate office of $8.7 million in fiscal 2002 increased $4.6 million, or 112.2%, from $4.1 million in fiscal 2001 primarily due to increased headcount as a result of growth in corporate administration and support functions.

      Amortization of $4.6 million in fiscal 2002 decreased $1.1 million, or 19.3%, from $5.7 million in fiscal 2001 due primarily to a decrease in goodwill amortization of $1.8 million year-over-year as a result of the adoption of CICA 3062, which was partially offset by increased amortization of capital assets of $0.9 million, primarily in animation, pertaining to the acquisition of animation and technical services equipment financed through capital leases.

      Fiscal 2002 interest expense of $9.8 million increased by $2.1 million, or 27.3%, from $7.7 million in fiscal 2001 due to interest on borrowings used to finance the purchase of Trimark and increased production and acquisition activity, and bank charges related to bank facilities, which amounts were partially offset by decreased interest rates.

      Unusual losses of $1.4 million recorded in fiscal 2002 related to a $0.8 million loss recorded on the acquisition of the remaining 50% of Eaton Entertainment LLC, a $0.4 million loss on disposal related to the demolition of an existing structure to provide room to build a new 20,500 square foot sound stage at Lions Gate Studios and the write-off of capital assets relating to the downsizing of our offices.

      On July 10, 2001, a subsidiary of the company completed an equity financing with a third party for $9.2 million. The gain on dilution of the company’s investment was $2.2 million (net of income taxes of $0).

      The fiscal 2002 provision for income taxes of $0.3 million consisted of a $1.3 million provision for income taxes, partially offset by the recognition of the benefits of income tax losses of $1 million. At March 31, 2002, we had Canadian non-capital losses of approximately $28.5 million available to reduce Canadian income taxes carried forward for seven years and $38.1 million for U.S. income tax losses carried forward for 15 to 20 years.

      The $1.1 million equity interest in the loss of CinemaNow represented 63% of the operating losses of CinemaNow for the nine months ended December 31, 2001, compared to a $1.0 million equity interest in the loss for the year ended March 31, 2001. CinemaNow has experienced recurring losses and cannot demonstrate with reasonable certainty that it has twelve months of cash to fund operations, and as a result we were required by Canadian and U.S. GAAP to reassess the carrying value of our investment in CinemaNow. The write-down of the investment of $13.4 million, which had no impact on the fiscal 2002 cash flows, was expensed, as a component of write-down and equity interests in investments subject to significant influence, in the consolidated statement of operations.

      In fiscal 2002, the Company received cash of $5.4 million from Mandalay, which was recorded as a reduction in the Company’s investment in Mandalay. With the authority granted by the Board of Directors, prior to the close of the fourth quarter of fiscal 2002, management committed to a plan to divest its ownership interest in Mandalay. Mandalay was written down to its estimated fair value at March 31, 2002 of $10.0 million. Such estimated fair value was supported by cash expected to be received from Mandalay under a prior agreement and estimated proceeds from the sale of the Company’s ownership interest in Mandalay. The resulting write-down of $10.6 million is included as a component of loss from discontinued operations. Subsequent to year end, the Company received distributions of $2.5 million from Mandalay under a prior agreement. On November 8, 2002, the Company sold its investment in Mandalay for cash of $4.2 million and an interest bearing convertible promissory note totaling $3.3 million. The note, bearing interest at 6%, is payable $1.3 million on December 31, 2005, $1.0 million on December 31, 2006 and $1.0 million on December 31, 2007. No gain or loss was recorded on the sale as the Company’s carrying value of $7.5 million equaled the sales price.

      Net loss for the year ended March 31, 2002 was $47.0 million, representing a loss of $1.18 per share on 42.8 million weighted average common shares outstanding (after giving effect to the Series A Preferred Share dividends and accretion on the Series A Preferred Shares), compared to net income of $5.8 million or $0.06 per share on 36.2 million weighted average common shares outstanding (after giving effect to the Series A Preferred Share dividends and accretion on the Series A Preferred Shares) for the year ended March 31, 2001.

      Under U.S. GAAP the net loss for the year ended March 31, 2002 was $43.5 million. The loss under U.S. GAAP is less than under Canadian GAAP, due primarily to the add back of the amortization of pre-operating costs relating to Mandalay Pictures and our television one-hour series business, as described in notes 21(a) and 21(b).

Fiscal 2001 compared to Fiscal 2000

      Revenue in fiscal 2001 of $187.7 million increased $3.3 million, or 1.8%, compared to $184.4 million in fiscal 2000. Revenue in fiscal 2001 increased significantly in Motion Pictures, and was down slightly in Television and Animation, due to the timing of deliveries.

      Motion picture revenue in fiscal 2001 of $115.7 million increased $15.8 million, or 15.8%, compared to $99.9 million in fiscal 2000. The increase was due primarily to the inclusion of Trimark’s revenue for the period October 13, 2000 to March 31, 2001 of $33.4 million, partially offset by decreased revenue in Lions Gate Films of $15.5 million year-over-year. In Lions Gate Films, the majority of the year-over-year decrease was in theatrical distribution. In fiscal 2000, Dogma (a theatrical distribution service deal) contributed theatrical revenue of close to $13.6 million. The Dogma service deal generated fees of 15%, which increased the fiscal 2000 direct operating expenses as a percentage of revenue. Significant theatrical releases in fiscal 2001 included: American Psycho; Shadow of the Vampire; and Big Kahuna. Significant video releases in fiscal 2001 included: American Psycho; Big Kahuna; and Million Dollar Hotel. Television and international revenues were relatively consistent year-over-year. Trimark contributed video revenue of approximately $20.0 million, international sales revenue of approximately $9.3 million and television revenue of approximately $4.7 million in fiscal 2001. Significant revenue generators for Trimark included Shriek, Saturday Night Live “Best of” comedy series, and Held Up.

      Television production revenue in fiscal 2001 of $47.5 million decreased by $8.1 million, or 14.6%, from $55.6 million in fiscal 2000, due primarily to fewer television movie deliveries, which was partially offset by increased deliveries in Termite Art Productions. Trimark contributed television revenue of $2.5 million. In fiscal 2001, the one-hour drama series business contributed revenue of $29.6 million. Deliveries in fiscal 2001 included: 22 episodes of Mysterious Ways to PAXTV, NBC (13 of 22 episodes), CTV and Columbia Tristar; and seven episodes of Higher Ground to Fox Family, WIC and Paramount. In fiscal 2000, 37 hours of one-hour drama series were delivered for revenue of $31.2 million. Termite Art Productions contributed revenue of $12.2 million in fiscal 2001 on the delivery of 68.5 hours of non-fiction programming including: 6.5 hours of Incredible Vacation Videos to Travel Channel; 6.5 hours of After Midnight to Discovery; six hours of VH1 Confidential to VH1; five hours of MTV Video Party to MTV; and four hours of Great Streets to PBS. In addition, producer fees were earned on the delivery of 19 episodes of Ripley’s Believe It or Not to UPN. In fiscal 2000, Termite Art Productions delivered 35 hours of proprietary programming and 12 hours of Ripley’s Believe It or Not for total revenue of $7.5 million. The first Avalanche project, The Void, was delivered to international territories in fiscal 2001 and producer fees were earned on four productions. In fiscal 2000, four television movies were delivered for revenue of $16.5 million. In fiscal 2001, $12.1 million of tax credits earned were included in revenue.

      In animation, CinéGroupe’s fiscal 2001 revenue of $19.7 million decreased $4.5 million, or 18.6%, compared to $24.2 million in fiscal 2000. The decrease was due to the fact that several episodes were not available for delivery at March 31, 2001 and were subsequently delivered in the first quarter of fiscal 2002. In fiscal 2001 a total of 81.5 half-hours of television programming were delivered including: 40 half-hours of Wunchpunch to Radio Canada and Saban; 18 half-hours of Kids From Room 402 to TQS and Fox Family; 13.5 half-hours of Sagwa, The Chinese Siamese Cat to PBS and TVO; and seven half-hours of Mega Babies to Teletoon and Fox, as well as the television movie Lion of Oz to Disney Channel and TMN. Library revenue of $0.8 million, interactive revenue of $0.5 million and service and other revenue of $0.9 million were earned in fiscal 2001.

      Studio facilities fiscal 2001 revenue of $3.7 million decreased $1 million, or 21.3%, compared to fiscal 2000 revenue of $4.7 million due to the elimination on financial statement consolidation of $1 million of intercompany revenue earned from our productions filmed at the studio facilities. Stage and office occupancy levels averaged 94% and 85%, respectively, in fiscal 2001 compared to 96% and 92%, respectively, in fiscal 2000.

      Since commencing CineGate operations in September 2000, we earned commission revenue of $1.1 million on approximately $179.5 million of production financing arranged through the CineGate joint venture to March 31, 2001. CineGate ceased operating in fiscal 2002.

      Direct operating expenses of $104.0 million in fiscal 2001 were 55.4% of revenue, compared to direct operating expenses of $151.5 million in fiscal 2000, which were 82.2% of revenue. The primary reason for the decrease year-over-year is due to the adoption of SoP 00-2 at the beginning of fiscal 2001. Commencing in fiscal 2001, distribution and marketing expense was disclosed separately rather than as a component of direct operating expenses in fiscal 2000.

      Fiscal 2001 general and administrative expenses of $25.1 million increased $3.8 million, or 17.8%, compared to fiscal 2000 general and administrative expenses of $21.3 million. In motion pictures, general and administrative expenses increased $4.3 million, or 39.1%, to $15.3 million from $11.0 million in fiscal 2001 primarily as a result of combining operations with Trimark in fiscal 2001 and the growth of the production and video distribution businesses in that year. General and administrative expenses in corporate increased primarily due to increased salaries and benefits expenses. General and administrative expenses decreased in television as a result of cost savings initiatives and remained relatively consistent year-over-year in animation and studio facilities.

      Goodwill arising on the Trimark acquisition contributed to an increase in amortization in fiscal 2001 of $1.0 million.

      Year-over-year interest expense increased by $4.5 million due to borrowings related to the purchase of Trimark and increased production and acquisition activity and bank charges related to bank facilities.

      The fiscal 2001 equity interest in CinemaNow consisted primarily of our 66.9% of operating losses of $0.8 million and amortization of goodwill of $0.2 million.

      The fiscal 2001 loss from discontinued operation represents 100% of the operating loss of Mandalay Pictures of $4.3 million and amortization of previously deferred pre-operating costs of $1.2 million. We sold our interest in Mandalay in November 2002.

      In fiscal 2001, we recognized the benefit of previously unrecognized income tax loss carry-forwards of approximately $3.7 million. At March 31, 2001, we had Canadian non-capital losses of approximately Cdn$52.8 million available to reduce Canadian income taxes carried forward for seven years and $21.3 million for U.S. income tax losses carried forward for 20 years.

      Under U.S. GAAP the net loss for fiscal 2001 was $34.9 million. The earnings under U.S. GAAP were lower than under Canadian GAAP for that fiscal year due primarily to the recognition of the opening SoP 00-2 adjustment as a reduction in net income under U.S. GAAP.

Liquidity and Capital Resources

      Our liquidity and capital resources are provided principally through cash generated from operations, a $200 million revolving credit facility with J.P. Morgan Chase Bank, German tax shelter financing, and production loans. The revolving credit facility is limited by our borrowing base, which includes certain accounts receivable and credits for our film and television program library. The third party valuation of our film and television program library used in our borrowing base was updated as at September 30, 2002. At December 31, 2002, the borrowing base assets totaled $156.6 million and we had drawn $127.1 million of our $200 million revolving credit facility.

      Cash flows from operating activities in the nine months ended December 31, 2002 were $3.7 million, compared to cash flows used in operating activities of $57.1 million in the nine months ended December 31, 2001 due primarily to improved operating results, a decrease in accounts receivable, an increase in accruals and a decrease in investment in films and television programs in the current period as a result of less production and acquisition activity in the current period. Cash flows used in financing activities in the nine months ended December 31, 2002 were $7.6 million compared to cash flows from financing activities of $54.3 million in the nine months ended December 31, 2001 primarily due to the repayment of bank loans in the nine months ended December 31, 2002 compared to the nine months ended December 31, 2001 where a significant component of production activity was financed through bank loans. This decrease in bank loans was offset by an increase in production loans during the nine months ended December 31, 2002 used to finance production activity. Cash flows from investing activities in the nine months ended December 31, 2002 were $4.7 million compared to cash flows from investing activities of $5.3 million in the nine months ended December 31, 2001. In the nine months ended December 31, 2001, $9.2 million of equity financing from a third party for shares in CinéGroupe was received. In the nine months ended December 31, 2002, $2.5 million was received from Mandalay Pictures as distributions under a prior agreement, and $4.2 million was received as proceeds from the sale of the Company’s investment in Mandalay Pictures. Cash flows used for the purchase of property and equipment decreased in the nine months ended December 31, 2002 compared to the nine months ended December 31, 2001 where animation and post-production equipment was purchased.

      Cash flows used in operating activities in the year ended March 31, 2002 were $60.7 million compared to cash flows used in operating activities of $34.1 million in the year ended March 31, 2001 and $29.0 million in the year ended March 31, 2000, all primarily due to the net increase in investment in motion pictures and television programs in fiscal 2002. Cash flows from financing activities in the year ended March 31, 2002 were $54.8 million compared to cash flows from financing activities of $54.5 million in the year ended March 31, 2001 and $29.1 million in the year ended March 31, 2000, due primarily to the increase in bank loans and net proceeds from production and distribution loans. Cash flows from investing activities of $7.3 million in fiscal 2002 is due to the $9.2 million third party investment in a subsidiary and $5.4 million received from Mandalay Pictures, partially offset by additions to animation and studio property and equipment of $7.7 million. In fiscal 2001, the majority of the $29.7 million use of cash in investing activities was due to the acquisition of Trimark, and in fiscal 2000 the entire $4.3 million use of cash was due to the purchase of property and equipment.

      The nature of our business is such that significant initial expenditures are required to produce and acquire motion pictures and television programs, while revenues from these motion pictures and television programs are earned over an extended period of time after their completion or acquisition. As our operations grow, our financing requirements are expected to grow and management projects the continued use of cash in operating activities and therefore we are dependent on continued access to external sources of financing. We believe that cash flow from operations, cash on hand, credit lines available and tax shelter financing available will be adequate to meet known operational cash requirements for the foreseeable future, including the funding of future motion picture and television production, motion picture rights acquisitions, and theatrical and video release schedules. We monitor our cash flow, interest coverage, liquidity, capital base and debt-to-total capital ratios with the long-term goal of maintaining our creditworthiness.

      Our current financing strategy is to finance substantially with equity at the corporate level and to leverage investment in motion picture and television programs through operating credit facilities and single-purpose production financing. We usually obtain financing commitments, including, in some cases, funds from government incentive programs and foreign distribution commitments. These commitments have averaged at least 70% of the budgeted third-party costs of a project before commencing production.

      Our 5.25% Convertible Redeemable Series A Preferred Shares are entitled to cumulative dividends, as and when declared by the board of directors, payable semi-annually on the last day of March and September of each year. We have the option of paying such dividends either in cash or additional Series A Preferred Shares. We do not pay and do not intend to pay, and are restricted from paying by our revolving credit facility, dividends on common shares. We believe it to be in the best interest of shareholders to invest all available cash in the expansion of our business.

      Principal debt repayments due during the years ending March 31, 2003 and March 31, 2004 of $7.6 million and $63.8 million, respectively, consist principally of $10.1 million of mortgages on the Studio Facility, $23.8 million of production loans, $19.8 million of German tax shelter financings and $10.5 of convertible subordinated notes. Mortgages due are expected to be refinanced. $19.0 million of production loans are secured by accounts receivable, which we expect to collect and use for repayment of these loans. Other repayments due are expected to be paid through cash generated from operations or from the available borrowing capacity from our $200 million credit facility with J.P. Morgan Securities.

EBITDA

      EBITDA, defined as earnings before interest, provision for income taxes, amortization, minority interests, gain on dilution of investment in subsidiary and discontinued operation, of $14.7 million for the nine months ended December 31, 2002 increased $12.2 million, or 488.0%, compared to $2.5 million for the nine months ended December 31, 2001. EBITDA of negative $14.2 million for the year ended March 31, 2002 decreased $37.3 million, or 161.5%, compared to $23.1 million for the year ended March 31, 2001, which had increased $12.6 million, or 120.0%, compared to $10.5 million for the year ended March 31, 2000.

      EBITDA is a non-GAAP financial measure. Management believes EBITDA to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operations. Presentation of EBITDA is consistent with our past practice, and EBITDA is a non-GAAP financial measure commonly used in the entertainment industry and by financial analysts and others who follow the industry to measure operating performance. While management considers EBITDA to be an important measure of comparative operating performance, it should be considered in addition to, but not as a substitute for, operating income, net income and other measures of financial performance reported in accordance with GAAP. EBITDA does not reflect cash available to fund cash requirements. Not all companies calculate EBITDA in the same manner and the measure as presented may not be comparable to similarly-titled measures presented by other companies.

      The following table reconciles EBITDA to net income (loss):

	Nine Months Ended
	December 31,
	(unaudited)		Year Ended March 31,

	2002	2001	2002	2001	2000

	(Amounts in thousands)
EBITDA, as defined	$14,682	$2,530	$(14,224)	$23,127	$10,499
Amortization	(3,918)	(3,190)	(4,554)	(5,695)	(4,673)
Interest	(7,503)	(7,119)	(9,828)	(7,716)	(3,171)
Minority interests	(580)	(555)	(1,221)	(586)	(889)
Gain on dilution of investment in subsidiary	—	2,186	2,186	—	—
Income taxes	(1,029)	3,896	(321)	2,190	(1,357)
Loss from discontinued operation	—	(1,132)	(18,997)	(5,517)	(4,006)

Net income (loss)	$1,652	$(3,384)	$(46,959)	$5,803	$(3,597)

Interest Rate and Currency Risk Management

      On April 1, 2001, we adopted Statement of Financial Accounting Standards (“SFAS”) 133 “Accounting for Derivative Instruments and Hedging Activities,” where the provisions of SFAS 133 are applicable under Canadian GAAP and as described in EIC-117: FASB Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities and in EIC-128: Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. SFAS 133 requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for the designation and effectiveness of hedging relationships. The cumulative effect of adopting SFAS 133 was not material to our consolidated financial statements.

      Additionally, as part of our overall risk management program, we evaluate and manage our exposure to changes in interest rates and currency exchange risks on an ongoing basis. We entered into foreign exchange contracts to hedge future production expenses denominated in Canadian dollars. These forward exchange contracts do not subject us to risk from exchange rate movements because gains and losses on the contracts offset losses and gains on the transactions being hedged. No collateral or other security was pledged as security to support these financial instruments. In July 2002, we entered into a $100.0 million interest rate swap at an interest rate of 3.08%, commencing January 2003 and ending September 2005. The swap is in effect as long as three month LIBOR is less than 5.0%. Other hedges and derivative financial instruments will be used in the future, within guidelines approved or to be approved by the board of directors for counterparty exposure, limits and hedging practices, in order to manage our interest rate and currency exposure. We have no intention of entering into financial derivative contracts, other than to hedge a specific financial risk.

      Our principal currency exposure is between Canadian and U.S. dollars, although this exposure has been significantly mitigated through the structuring of the $200 million revolving credit facility as a $25 million Canadian dollar facility and a $175 million U.S. dollar credit facility. Each facility is borrowed and repaid in the respective country of origin, in local currency.

Commitments

      The table below presents future commitments under contractual obligations and commercial commitments at December 31, 2002 by expected maturity date.

	Expected Maturity Date

	Year Ending March 31,

	2003	2004	2005	2006	2007

	(Amounts in thousands)
Operating leases	$662	$2,367	$2,064	$1,375	$1,006
Employment contracts	2,856	6,735	1,643	370	—
Unconditional purchase obligations	5,984	12,039	—	—	—
Distribution and marketing commitments	3,500	13,200	—	—	—
Corporate guarantee	321	—	—	—	—

	$13,323	$34,341	$3,707	$1,745	$1,006

Quantitative and Qualitative Disclosures about Market Risk

      Market risks relating to our operations result primarily from changes in interest rates and changes in foreign currency exchange rates. Our exposure to interest rate risk results from the financial debt instruments that arise from transactions entered into during the normal course of business.

      Debt. We are exposed to cash flow risk due to changes in market interest rates related to our outstanding debt. For example, our credit facilities bear interest on borrowings outstanding at various time intervals and at market rates based on either the Canadian prime rate or the U.S. prime rate, plus a margin ranging from -0.34% to 4%. Our principal risk with respect to our long-term debt is interest rate risk, to the extent not mitigated by interest rate swap and foreign exchange contracts.

      The table below presents principal debt repayments and related weighted average interest rates for our credit facilities and long-term debt obligations at December 31, 2002 by expected maturity date.

	Expected Maturity Date

	Year Ending March 31,

	2003	2004	2005	2006	2007

	(Amounts in thousands)
Bank Loans:
Variable(1)	$—	$—	$—	$127,094	$—
Variable(2)	2,963	998	—	—	—
Long-term Debt:
Fixed(3)	—	20,530	—	1,503	—
Fixed(4)	—	19,839	—	6,255	—
Fixed(5)	296	1,230	581	—	—
Variable(6)	4,362	14,217	529	—	—
Variable(7)	—	6,987	—	—	—

	$7,621	$63,801	$1,110	$134,852	$—

(1)	Revolving credit facilities, which expire September 25, 2005. Average variable interest rate on principal of $14,010 equal to Canadian prime plus 0.9% and average variable interest rate on principal of $113,084 equal to U.S. prime minus 0.05%.

(2)	Demand loans at Canadian prime plus 0%-4% and line of credit due July 31, 2003 at Canadian prime plus 1%.

(3)	Average fixed interest rate equal to 6.44%.

(4)	Non interest-bearing.

(5)	Average fixed interest rate equal to 10.8%.

(6)	Majority consists of production loans secured by accounts receivable. Average variable interest rate on production loans equal to Canadian prime plus 1.58%.

(7)	Production loans with an average variable interest rate equal to U.S. prime plus 0.31%.

      Foreign Currency. We incur certain operating and production costs in foreign currencies and are subject to market risks resulting from fluctuations in foreign currency exchange rates. In certain instances, we enter into foreign currency exchange contracts in order to reduce exposure to changes in foreign currency exchange rates that affect the value of our firm commitments and certain anticipated foreign currency cash flows. We currently intend to continue to enter into such contracts to hedge against future material foreign currency exchange rate risks.

      We have entered into foreign exchange contracts to hedge future production costs denominated in Canadian dollars. Gains and losses on the foreign exchange contracts are capitalized and recorded as production costs when the gains and losses are realized. At December 31, 2002, we had contracts to sell $2.3 million in exchange for Cdn$3.7 million over a period of six weeks at a weighted average exchange rate of 1.5775.

      We do not require collateral or other security to support any of these contracts. Net unrecognized gains as at December 31, 2002 amounted to $0.1 million.

BUSINESS

Overview

      We are an independent producer and distributor of film and television entertainment content. We release approximately 15 motion pictures theatrically per year. Our theatrical releases include films we produce in-house and films we acquire from third parties. We also have produced over 150 hours of television programming on average each of the last four years. Our disciplined approach to production, acquisition and distribution is designed to maximize our profit by balancing our financial risks against the probability of commercial success of each project. We distribute our library of approximately 2,000 motion picture and television program titles directly to retailers, video rental stores, pay and free television channels and indirectly to international markets through third parties. We also own a majority interest in CinemaNow, a development stage internet video-on-demand provider and own and operate a film and television production studio.

Our Industry

Motion Pictures

      General. According to the Motion Picture Association of America, or MPAA, overall domestic box office revenue increased 13.2% to $9.5 billion in 2002. The domestic motion picture exhibition industry has historically maintained steady growth in revenues and attendance. The MPAA reports that total domestic box office revenues grew at a compound annual growth rate of 8.3% from 1996 to 2002, and annual attendance grew from 1.3 billion to over 1.6 billion over the same period.

      Competition. Major studios have historically dominated the motion picture industry. The term major studios is generally regarded in the entertainment industry to mean: Universal Pictures, which includes Focus Features; Warner Bros., which includes New Line Cinema, Castle Rock Entertainment and Fine Line Features; Twentieth Century Fox, which includes Searchlight Pictures; Sony Pictures Entertainment, which includes Columbia Pictures, TriStar Pictures, Screen Gems Pictures and Sony Classics; Paramount Pictures, which includes Paramount Classics; The Walt Disney Company, which includes Buena Vista, Hollywood Pictures, Touchstone and Miramax Film Corp.; and MGM, which includes Metro Goldwyn Mayer Pictures and United Artists Pictures. Competitors less diversified than the major studios include Dreamworks SKG, Alliance Atlantis, Artisan Entertainment and IFC Entertainment.

      According to the MPAA, the average cost to produce and distribute a major studio film in 2002 was $89.4 million, including $58.8 million of production costs and $30.6 million of distribution and marketing expenses (sometimes called “P&A”). In comparison, films released by independent studios typically cost less than $40.0 million to produce and market. Despite the limited resources available to independent studios, independent films have gained wider market approval and increased share of overall box office receipts in recent years. Recent successful independent films such as Monster’s Ball, The Blair Witch Project and My Big Fat Greek Wedding highlight moviegoers’ willingness to support high quality motion pictures despite limited marketing and production budgets.

      In recent years, independent films have gained wider market approval and increased shares of overall box office receipts. According to the MPAA, between 1999 and 2002, box office receipts for independent films have grown at a compound rate of 8.7% to approximately $2.4 billion, representing 25% of total box office receipts.

      Product Life Cycle. Successful motion pictures may continue to play in theaters for up to six months or longer following their initial release. Concurrent with their release in the United States, motion pictures are generally released in Canada and may also be released in one or more other foreign markets. After the initial theatrical release, distributors seek to maximize revenues by releasing movies in sequential release date windows, which are generally exclusive against other non-theatrical distribution channels:

Typical Film Release Windows

	Months After	Approximate
Release Period	Initial Release	Release Period

Theatrical	—	0-3 months
Home video/DVD	4-6 months	1-3 months
Pay-per-transaction (Pay per-view and Video-on-demand)	6-9 months	3 months
Pay television	10-29 months	12-21 months
Network or basic cable	30-36 months	18-36 months
Syndication	48-70 months	3-15 years
Licensing and merchandising	Concurrent	Ongoing
All international releasing	Concurrent	Ongoing

Home Video

      In its July 2002 Communications Industry Forecast, Veronis Suhler Stevenson, or VSS, a media merchant bank, estimated the size of the U.S. Home Video market to be $24.9 billion in 2002. According to VSS, from 1996 to 2001, this market grew at a compound annual growth rate of 5.8% and was projected to grow 10% in 2002. Growth in this sector has been supported by increased DVD penetration that reached 36.4% in 2002, up from 23.6% in 2001, according to the MPAA. Declining prices of DVD players, enhanced video and audio quality and special features such as deleted scenes, film commentaries and “behind the scenes” footage have helped increase the popularity of the DVD format, sparking increased home video rentals and sales in recent years.

Television Programming

      According to VSS’s July 2002 Communications Industry Forecast, spending on filmed entertainment for television in the U.S. was projected to reach $22.1 billion in 2002, which would represent a 4.4% increase from 2001. VSS reported that from 1996 to 2001, spending on filmed entertainment for television grew at a compound rate of 7.2%, driven by increased spending by cable and satellite networks. Increased capacity for channels on upgraded digital cable systems and satellite television has precipitated the launch of numerous new networks seeking programming to compete with traditional broadcast networks.

International Markets

      Worldwide demand for North American filmed content has increased in recent years. According to the MPAA, international box office receipts in 2002 were a record $9.6 billion, a 20% increase from 2001. The ability to pre-sell international distribution rights for films produced by independent studios has played a key role in helping these studios finance the production of motion pictures.

The Company

Production

      Motion Pictures. We primarily produce English language motion pictures with production budgets of $20 million or less. Films intended for theatrical release are generally budgeted between $5 million and $20 million, and those films intended for release directly to video or cable television are generally budgeted between $1 million and $5 million. We take a disciplined approach to film production with the goal of producing content that we can distribute to theatrical and ancillary markets, which include home video and pay and free television, both domestically and internationally. In fiscal 2002, we completed principal photography on seven productions and delivered 11 motion pictures. In fiscal 2003, we produced seven motion pictures, including the following:

•	Confidence — starring Ed Burns, Dustin Hoffman, Andy Garcia and Rachel Weisz;

•	Godsend — starring Robert DeNiro, Greg Kinnear and Rebecca Romijn-Stamos;

•	Wonderland — starring Val Kilmer, Lisa Kudrow, Dylan McDermott, Josh Lucas and Kate Bosworth;

•	Shattered Glass — starring Hayden Christensen; and

•	The Game — an urban reality motion picture starring Roc-A-Fella Records artists, including Beanie Sigel and Jay-Z.

      Our current strategic plan is to produce approximately eight motion pictures annually. We have the following motion pictures slated for production in fiscal 2004, (some of which we anticipate will be released in fiscal 2004, others we anticipate will be released at a later date):

•	The Cookout — an urban comedy starring Queen Latifah;

•	The Photograph — an action thriller being produced by Brett Ratner; and

•	Final Cut — a futuristic drama being produced by Nick Wechsler.

      We also recently announced an agreement to produce the sequel to House of 1000 Corpses.

      In fiscal 2003, Christal Films Productions, our French language film production unit, produced Le Secret des Grands Cours D’eau (working title), a Canadian production produced with the financial assistance of Telefilm Canada, Sodec, Super Écran and the CFT Production Fund.

      Our production team has developed a track record for producing modestly budgeted films with commercial potential. Our production division reviews hundreds of scripts, looking for material that will attract top talent. We then actively develop such scripts, working with the major talent agencies and producers to recruit talent that appeals to the film’s target audience. Recent successful examples of our process include Monster’s Ball, which earned Halle Berry an Oscar for best actress, Frailty starring Matthew McConaughey and Bill Paxton and American Psycho starring Christian Bale. We believe the commercial and critical success of these films should enhance our reputation and continue to give us access to top talent, scripts and projects. We also develop films in other niche markets, as evidenced by the recent successes of our urban films, including The Wash and State Property.

      The decision whether to “greenlight,” or proceed with production of, a film is a diligent process that involves numerous key executives of the company. Generally, the production division presents projects to a committee comprised of the heads of our production, distribution, home entertainment, international, legal and finance departments. In this process, scripts are discussed for both artistic merit and commercial viability. The committee considers the entire package, including the script, the talent that may be attached or pursued and the production division’s initial budget. They also discuss talent and story elements that could make the product more successful. Next, the heads of domestic and international distribution prepare estimates of projected revenues and the costs of marketing and distributing the film. Our finance and legal professionals review all of the projections, and the committee decides whether the picture is worth pursuing by balancing the risk of a production against its potential for financial success. We typically seek to mitigate the financial risk associated with film production by negotiating co-production agreements, pre-selling international distribution rights and capitalizing on government subsidies and tax credits. In addition, we often attempt to minimize our production exposure by structuring deals with talent that provide for them to participate in the financial success of the motion picture in exchange for reducing up-front payments.

      Television and Animation. Over the past four years, we have produced over 150 hours of television programming per year, including dramas, animated series, television movies, mini-series and reality and non-fiction programming through our in-house television production operations, including Termite Art Productions, and our interest in CinéGroupe.

•	One-Hour Drama Series. In fiscal 2003 we delivered the second 13-episode season of The Dead Zone, which is broadcast on USA Network in the United States and CHUM Television in Canada and is distributed by Paramount International Television around the world. We recently announced an agreement to distribute our in-house production 1-800 Missing for broadcast on Lifetime Television.

•	Animated Series. CinéGroupe, in which we have an approximately 29% interest, develops and produces animated and live-action television series and television movies and motion picture product using 2-D and 3-D computer generated imagery and traditional ink and paint techniques. CinéGroupe has produced more than 800 half-hour animated and live-action episodes for television, including such series as Galidor: Defenders of the Outer Dimension, Sagwa, The Chinese Siamese Cat, What’s with Andy, Kids From Room 402, Pig City and Seriously Weird. CinéGroupe plans to expand production volume in response to heightened international demand for animated product and build its library using its state-of-the-art 3-D and technical equipment to its maximum capacity.

•	Reality and Non-Fiction Programming. Our subsidiary Termite Art Productions has created documentary and reality-based programs for such notable clients as the Discovery networks, Bravo, Court TV, MTV, VH1, A&E and The History Channel, as well as CBS, Fox and UPN. Over the last four years, Termite Art Productions has produced Unsolved History for the Discovery Channel, When Good Times Go Bad and Busted on the Job for Fox, Great Streets for PBS, Amazing Animal Videos for Animal Planet and Ripley’s Believe It or Not for Sony Television and TBS. In addition to distributing Termite Art Productions programs to domestic and international markets, we acquire third party productions for distribution.

•	Television Movies. We are actively involved in the development, acquisition, production and distribution of television productions in the movie-of-the-week and mini-series formats. Production recently began in Québec on Inappropriate Behaviour, a movie-of-the-week to be produced by CinéGroupe and distributed worldwide by Lions Gate Television. In addition to the television movies already completed or nearing completion, we have approximately 20 hours of television movie programming in development with U.S. broadcasters and cable companies.

Distribution

      Domestic Theatrical Distribution. We distribute motion pictures directly to North American movie theatres. Over the last few years our releases have included the following in-house productions: Monster’s Ball, starring Halle Berry and Billy Bob Thornton; American Psycho, starring Christian Bale; Frailty, starring Matthew McConaughey and Bill Paxton; The Wash, starring Snoop Dogg and Dr. Dre; and Rules of Attraction, starring James Van der Beek and Jessica Biel. Films that we have acquired and distributed in this same time period include: Dogma, starring Ben Affleck, Matt Damon and Chris Rock; O, starring Julia Stiles and Mekhi Phifer; The Red Violin, starring Samuel L. Jackson; Shadow of the Vampire, starring Willem Dafoe and John Malkovich; Secretary, starring Maggie Gyllenhaal and James Spader; Lovely & Amazing, starring Brenda Blethyn and Emily Mortimer; Gods and Monsters, starring Brendan Fraser, Ian McKellan and Lynn Redgrave; and Affliction, starring Nick Nolte and Sissy Spacek. In the last five years, films we have distributed have earned eleven Academy Award nominations and won four Academy Awards and have been nominated for and won numerous Golden Globe, Screen Actors Guild and Independent Spirit Awards.

      Our strategy is to release approximately 15 titles per year in theaters, which includes both our productions and acquisitions. Our approach to acquiring films for theatrical release is similar to our approach to film production in that we seek to limit our financial exposure while adding films to our release schedule and our video library. The decision whether to acquire a motion picture for theatrical release entails a process involving key executives at the company, including those from the releasing, home entertainment and acquisitions departments. The team meets to discuss a film’s expected critical reaction, marketability, and potential for commercial success, as well as the cost to acquire the picture, the estimated P&A required to enable the film to reach its widest possible audience, and the ancillary market potential for the film after the theatrical release.

      We prepare our marketing campaign and release schedules to attract the widest possible audience, with P&A typically tailored to minimize financial exposure while maximizing revenue potential for our releases. We construct release schedules taking into account moviegoer attendance patterns and competition from other studios’ scheduled theatrical releases. We use either wide or limited initial releases depending on the film. We generally spend less than half on P&A for a given film than a major studio and design our marketing plan to cost-effectively reach the widest possible audience.

      The following table represents our anticipated ultimate financial results from all distribution channels of the twenty films we released theatrically between July 2001 and December 2002. This table shows the anticipated contribution to our financial performance of these films based on our estimates and is categorized by size of production, acquisition and promotional budgets, before allocation of general and administrative expenses. We are including this table to illustrate the actual and estimated financial results of our film production, acquisition and distribution business. This table reflects our cost and revenue estimates as of December 2002.

      This table includes estimates of both our costs and revenues that are based on numerous assumptions. Our management periodically assesses these estimates and the underlying assumptions based on a film’s performance and general market conditions. We believe that our estimates are reasonable, based on our experience and knowledge of the business; however, in light of the significant uncertainties inherent in these estimates, the inclusion of this information in this prospectus should not be regarded as a representation by us or any other person that any of these estimates will be achieved. We cannot assure that we will achieve the estimated financial performance set forth in the table.

      The estimates contained in the table are “forward-looking” statements as described on page 21 of this prospectus, and actual results may differ materially from those expressed or implied by these forward-looking statements. Some of the factors that may cause our actual results to differ from these estimates are described in “Risk Factors” contained in this prospectus.

		Actual Plus
		Estimated	Actual Plus			Average
	# of	Direct Film	Estimated		Contribution	Contribution
Film Category	Films	Costs(2)	Revenues(3)	Contribution(4)	Margin(5)	Per Film

	(Amounts in thousands)
Total Production/ Acquisition and P&A Costs(1) Under $5 million	14	$30,489	$43,126	$12,637	29.3%	$903
Total Production/Acquisition and P&A Costs between $5 million and $13 million	3	49,271	57,344	8,073	14.1%	2,691
Total Production/Acquisition and P&A Costs in excess of $13 million	3	83,687	109,281	25,594	23.4%	8,531

TOTALS	20	$163,447 (6)	$209,751 (7)	$46,304	22.1%	$2,315

(1)	Total Production/ Acquisition and P&A Costs are the total of (i) the costs to produce a film or acquire the distribution rights to a film and (ii) the costs of theatrical prints and advertising for a film.

(2)	Actual Plus Estimated Direct Film Costs include production/ acquisition costs, P&A, international distribution costs, home video expenses, participations and residuals. Actual Plus Estimated Direct Film Costs do not include general and administrative expenses.

(3)	Actual Plus Estimated Revenues include theatrical, international, home video, television, and other revenues.

(4)	Contribution equals Actual Plus Estimated Revenues less Actual Plus Estimated Direct Film Costs. This represents contribution to our financial performance prior to allocation of general and administrative expenses.

(5)	Contribution Margin equals Contribution divided by Actual Plus Estimated Revenues.

(6)	Of total Actual Plus Estimated Direct Film Costs, approximately 84%, or $137.9 million, represent costs incurred, and approximately 16%, or $25.5 million, represent estimated future costs.

(7)	Of total Actual Plus Estimated Revenues, approximately 68%, or $143.0 million, represent revenues recognized, and approximately 32%, or $66.8 million, represent estimated future revenues.

     Our fiscal 2004 theatrical release schedule features some of our most highly anticipated films, including (in anticipated order of release):

Produced or
Title	Summary	Principal Actors	Acquired

House of 1000 Corpses	Four people lose their way, and most of them their lives, on a dark and stormy Halloween night.	Karen Black and Sheri Moon	Acquisition
Mondays in the Sun	Five friends cope with the loss of their jobs when a local shipyard closes and moves their jobs to Korea.	Javier Bardem	Acquisition
Confidence	A veteran con man pulls the ultimate con over a local mob boss.	Edward Burns, Andy Garcia, Dustin Hoffman and Rachel Weisz	Production
Sweet 16	A young boy about to turn 16 tries to build a better life for his mother away from her abusive boyfriend.	Martin Compston	Acquisition
The Hard Word	Three brothers try to leave their life of crime behind them, but crooked cops and lawyers will not let them.	Rachel Griffiths and Guy Pearce	Acquisition
Wonderland	Based on the true story of the infamous murders atop Wonderland Avenue in Los Angeles during the summer of 1981, allegedly involving adult film star John Holmes and gangster Eddie Nash.	Val Kilmer, Kate Bosworth, Josh Lucas, Lisa Kudrow, Eric Bogosian, Dylan McDermott, Tim Blake Nelson and Christina Applegate	Production
Godsend	A thriller about human cloning.	Robert DeNiro, Greg Kinnear and Rebecca Romijn-Stamos	Production
Cabin Fever	Five friends encounter a flesh-eating virus in the woods while on summer vacation.	James De Bello, Jordan Ladd, Joey Kern, Rider Strong and Cerrina Vincent	Acquisition
The Cooler	A casino cooler, an unlucky man used to cool off hot players at the tables, sees his luck change for the better when he falls in love.	Alec Baldwin, Maria Bello and William H. Macy	Acquisition
Shattered Glass	Based on the Vanity Fair article about Stephen Glass, the associate editor of The New Republic, who, as it turns out, fabricated much of what he wrote.	Hayden Christensen, Peter Sarsgaard, Chloe Sevigny and Steve Zahn	Production
Girl with a Pearl Earring	Based on the best selling book by Tracey Chevalier, the story of the painter Vermeer and his muse.	Colin Firth, Scarlett Johansson and Tom Wilkinson	Acquisition

      We may revise the release date of a motion picture as the production schedule changes or in such a manner as we believe is likely to maximize revenues. Additionally, there can be no assurance that any of the motion pictures scheduled for release will be completed, that completion will occur in accordance with the anticipated schedule or budget, or that the motion pictures will necessarily involve any of the creative talent listed above.

      We also distribute French language films in North America through our Christal Films Distribution unit. In fiscal 2003, Christal Films Distribution distributed the following motion pictures: La Mystérieuse Mlle C; Savage Messiah; the Oscar-nominated Winged Migration (in French); Mission Cléopâtre; and Astérix et Obélix, the highest grossing foreign film in Quebec history. Upcoming releases include: Les Tourtereaux, starring Gérard Depardieu and Jean Reno; L’Auberge Espagnole, and La Fleur du Mal.

      International Distribution. We distribute our in-house productions and third party acquisitions to the international marketplace on a territory-by-territory basis through third parties. We license international rights for approximately 185 motion pictures, including in-house productions American Psycho, Frailty and the Academy Award winning Monster’s Ball, which gained further momentum by winning the Silver Bear for Best Actress at the 2002 Berlin Film Festival. We also license the Academy Award nominated Amores Perros internationally, which won two major prizes at the 2000 Cannes Film Festival. In the past year, we have also sold our biggest slate of in-house productions to the international marketplace, including the soon to be released Confidence, Godsend and Wonderland, to some of the world’s leading independent distributors. For these and other in-house productions, international sales are often pre-sold to cover a significant portion of the production budget. We have also sold three foreign language titles that were acquired for international distribution, including the Argentinean motion picture Nine Queens, to be remade by Steven Soderberg, and the Spanish film El Otro lado de la Cama.

      Home Video Distribution. We have two U.S. video distribution labels, Trimark Home Video and Studio Home Entertainment, both branded to consumers as Lions Gate Home Entertainment, which aim to exploit our filmed and television content library of approximately 2,000 motion picture and television program titles. We have established a strong track record for building on the awareness generated from our theatrical releases, including the recent video release of Rules of Attraction. Recent home video releases include in-house productions Monster’s Ball, The Wash, Frailty and State Property and acquired films O, Lantana, and Lovely and Amazing.

      In addition to our approximately 15 theatrical releases each year, we also acquire approximately 80 titles annually for direct-to-video distribution, adding almost 100 films to our library each year. We also produce and acquire motion pictures that are not theatrically released, but have commercial potential in video and ancillary markets, including: The Badge, starring Billy Bob Thornton and Patricia Arquette; Wise Girls, starring Mira Sorvino and Mariah Carey; and the sequels to the Cube and Reanimator franchises. We are also able to distribute successful television product on video, including the Saturday Night Live product and the first season of the hit comedy series Will and Grace, both from NBC. We recently reacquired the home entertainment distribution rights to several films we produced, including Academy Award winners and nominees Gods and Monsters starring Brendan Fraser and Ian McKellan, Affliction starring Nick Nolte and Sissy Spacek, Shadow of the Vampire starring Willem Dafoe and John Malkovich and The Red Violin starring Samuel L. Jackson.

      We directly distribute to the rental market through Blockbuster, Inc., Hollywood Entertainment Corporation, Movie Gallery, Inc. and Rentrak Corporation. We also distribute or sell directly to mass merchandisers, such as Costco Wholesale Corporation, Target Corporation, Best Buy Co. Inc., and others who buy large volumes of our videos and DVDs to sell directly to consumers.

      Pay and Free Television Distribution. We have more than 250 titles in active distribution in the domestic cable, free and pay television markets. We sell our library titles and new product to cable channels, including HBO, Starz, Showtime, Sci-Fi, IFC and USA. We also entered into an arrangement with Warner Home Entertainment for pay-per-view and video-on-demand distribution of Lions Gate Home Entertainment product, as well as into a movie syndication deal with New Line Television.

      Canadian Distribution. In Canada, we operate a full service theatrical, video/ DVD and television distribution business in partnership with TVA Films, Inc. We and TVA Films each own 50% of JV Media Inc., a joint venture established to service each other’s motion picture and television product through all distribution media. JV Media has recently released the best selling, critically acclaimed French horror film Brotherhood of the Wolf in the home video market. JV Media has also slated such releases as our in-house production Confidence, starring Dustin Hoffman, and Cabin Fever, directed by Eli Roth. On video/ DVD, JV Media recently released our in-house production Rules of Attraction, which achieved top five-bestseller designation at many of Canada’s top video/ DVD retailers. JV Media also recently completed a number of movie packages with Canada’s pay television networks and secured broadcast licenses for our titles such as Monster’s Ball, O and Frailty.

      Video-on-Demand. We own approximately 57% of CinemaNow, a development stage company that distributes feature films on demand via the internet. CinemaNow streams and downloads over 730 motion pictures, delivering over 2.5 million streams to over 1.2 million users per month, using the Windows Media Player as its viewing platform. CinemaNow’s fee based, on demand selections are securely streamed using Microsoft’s Digital Rights Management. CinemaNow controls internet distribution rights to approximately 3,000 motion pictures from over 100 licensors, including distribution licenses with Fox, Warner Bros., MGM, Lions Gate, Allied Artists Entertainment Group, Inc., Tai Seng Video Marketing and Salvation motion picture libraries. CinemaNow makes select movies available through syndication partners including WindowsMedia.com and numerous international distribution partnerships. CinemaNow also licenses its proprietary PatchBay™ technology, which is a suite of software capable of managing an online content distribution website. CinemaNow has completed three rounds of financing with investors including Microsoft, Blockbuster and Kipco.

Studio Facilities

      We own and operate Lions Gate Studios, a state-of-the-art film and television production studio occupying nearly 14 acres in North Vancouver, British Columbia.

      Motion picture and television production has increased over the past five years in Canada. This increase can be attributed to numerous factors, including: i) close professional contacts between Canadian and U.S. studios, independent producers, distributors and buyers resulting from Canada’s geographic proximity to the United States; ii) lower production costs in Canada than in the U.S. and other countries due, in part, to lower guild and union minimums; iii) the favorable exchange rate of the Canadian dollar; iv) government tax incentives; v) the availability of location assistance to motion picture and television producers offered by many Canadian cities and several provinces; vi) a large number of highly trained and professional crews, technicians and production personnel; vii) flexible trade unions that insist upon less onerous requirements than their U.S. counterparts; and viii) Canada’s wide-ranging topography that makes Canada ideally suited for location shooting.

      Our studio’s annual occupancy has averaged above 90% over the last five years. Current studio productions include Miramax’s motion picture Scary Movie 3, Warner Bros.’ motion picture Scooby Doo 2, Fox Television’s series John Doe, USA Cable’s mini-series Battlestar Galactica and two Fox Television pilots.

      We expect to have continued high occupancy rates for both our studios and offices for the next year and have entered into an additional operating lease with Eagle Creek Studios in Burnaby, British Columbia. Eagle Creek Studios is occupied by Warner Bros. and has two 17,000 square foot sound stages with accompanying office space. The addition of Eagle Creek Studios increases Lions Gate Studios’ sound stage inventory to ten. We have also entered into a revenue sharing equipment supply contract with William F. White Limited for equipment on the stages.

Government Incentives and Regulation

      Regulation by the CRTC. The Canadian Radio-television and Telecommunications Commission, or CRTC, has jurisdiction over all Canadian broadcasting and telecommunications companies. The CRTC has and continues to license and regulate broadcasting undertakings, including conventional (i.e., over-the-air television stations), specialty and pay television services, pursuant to the Broadcasting Act (Canada) and the applicable regulations made thereunder, the policies and decisions of the CRTC as issued from time to time and the conditions and expectations established in the broadcasting license for each undertaking.

      Canadian pay and specialty television channels have experienced rapid growth since the CRTC first issued licenses for these types of broadcasting undertakings in 1982. Specialty and pay television services are available to all subscribers of broadcasting distribution undertakings including cable and DTH companies. Subscriptions generally are through packages of special interest, news, sports, arts and entertainment programming. As of September 2002, there were over 50 Canadian specialty services and 13 Canadian pay-TV services available to Canadian subscribers. Moreover, in September 2002, an additional 47 new digital-only specialty channels were launched to subscribers of digital cable television services and to all DTH subscribers.

      Under the Broadcasting Act (Canada), the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to ensuring compliance with certain broadcasting policy objectives of the Broadcasting Act (Canada). For example, the Broadcasting Act (Canada) empowers the CRTC to issue licenses for terms of up to seven years to carry on a television programming undertaking (i.e., a conventional, specialty or pay television service) to entities eligible by virtue of their status as Canadian-owned and controlled under applicable foreign ownership and control directives issued under the legislation. In addition, the CRTC also imposes restrictions on the transfer of ownership and control of all licensed broadcasting undertakings, including television programming services.

      CRTC requirements provide that each Canadian broadcaster, including all conventional, specialty, pay and pay-per-view television services, must typically, as a condition of their CRTC issued broadcasting license, broadcast significant minimum amounts of Canadian content programming on their overall schedule and in prime time. Over-the-air private broadcasters must broadcast Canadian programs for a minimum of 60% of their entire schedule and 50% of their schedule between 6 p.m. and midnight. In addition, since September 2000, conventional broadcasters that are of the class of a “large multi-station ownership group” (including CTV, Global and TVA) must broadcast an average of at least eight hours per week of “priority Canadian programs” (as defined by the CRTC) during “peak hours” of 7:00 p.m. to 11:00 p.m.

      The CRTC enforces compliance with these requirements, and failure to comply can result in fines, shorter-term license renewals or revocation of a broadcaster’s license. The CRTC may also amend the terms and conditions governing such licenses at the time of renewal or in the final two years of a seven-year term, or earlier at the licensee’s request.

      Government Financial Support. Telefilm Canada, a government agency, provides financial assistance in the form of equity investments, interest free and low interest loans, and development and interim financing. Canadian motion picture and television productions that have significant Canadian creative, artistic and technical content and that meet certain published criteria qualify for such financial assistance. Telefilm Canada’s provincial counterparts in Quebec, Ontario, Manitoba, Saskatchewan, British Columbia, New Brunswick and Nova Scotia also provide financial support to qualifying Canadian content productions. In 1996, the Canadian federal government established the Canada Television and Cable Production Fund (now operating as the CTF), a government-cable industry partnership that combined the former Cable Production Fund, Telefilm Canada’s Canadian Broadcast Program Development Fund and a $100 million contribution from the Department of Canadian Heritage to form the television funding initiative. In its 2003 budget, the federal government announced that the amount provided by the Department of Canadian Heritage would be reduced to $75 million a year for 2003 and 2004.

      Tax Credits. The federal government provides a refundable tax credit for eligible Canadian-content motion picture or video productions produced by qualified taxable Canadian corporations. The federal tax credit is for a maximum amount of approximately 12% of the total production costs of an eligible production.

      The federal Film or Video Production Services Tax Credit, or FVPSTC, was introduced in 1997 to encourage the production in Canada of non-Canadian-content motion pictures and videos. Until recently, the FVPSTC refunded 11% of the cost of qualifying Canadian labor expenditures. In its 2003 budget, the federal government announced that it would increase the rate of the FVPSTC from 11% to 16%. This higher refundable rate will cover more of the overall production costs. Assuming that Canadian labor expenditures generally represent approximately 50% of the total production budget, the FVPSTC may net applicants approximately 8% of total production costs.

      In addition to the federal tax credits, most provinces offer a form of refundable provincial tax credit for motion pictures and videos that are produced, in whole or in part, in the particular province. These tax credits range from 5.5% to 25% of eligible production costs. The applicable rate for any particular production will depend on a number of factors including the particular province in which the production occurs, whether the production meets provincial content requirements (where applicable) and whether the production is filmed in a specific location in a province that provides additional regional incentives.

      Co-Production Treaties. Canada is a party to motion picture and/or television co-production treaties with over 50 countries, which enables co-productions to qualify as local content and thus be eligible for government assistance and financing in more than one country, which reduces the cost of production. The most active relationship has traditionally been with France, but recently the United Kingdom has become a close second in volume of production.

      For financial information about our government incentives for each of the last three fiscal years, refer to the consolidated financial statements note 16 — Government Assistance.

INTERCORPORATE RELATIONSHIPS

      The chart below lists the principal corporate entities through which we carry out our business. Unless otherwise indicated, we directly or indirectly own 100% of the voting and equity securities of each listed entity.

*	The shares of Lions Gate Television Corp. are owned by a trust, the trustee of which is Frank Giustra, our former Chairman of the Board. The beneficiaries of the trust are us, our subsidiaries and Lions Gate Television Corp. The trust terminates in June 2004.

MANAGEMENT

      The following table provides information about our executive officers and directors at May 15, 2003:

Name	Position	Age

Mark Amin	Vice Chairman and Director	53
Thomas Augsberger	Director	40
Michael Burns	Vice Chairman and Director	44
Drew Craig	Director	44
David Doerksen	Director	38
Arthur Evrensel	Director	44
Jon Feltheimer	Chief Executive Officer and Director	51
James Keegan	Chief Administrative Officer and Chief Financial Officer	45
Gordon Keep	Senior Vice President, Secretary and Director	46
Morley Koffman	Director	73
Patrick Lavelle	Director	64
Wayne Levin	Executive Vice President, Legal and Business Affairs	40
André Link	President and Chairman of the Board	70
Harald Ludwig	Vice Chairman of the Board	48
Gary Newton	Director	51
G. Scott Paterson	Director	39
Jeff Sagansky	Director	51
E. Duff Scott	Director	66
Harry Sloan	Director	53
Mitchell Wolfe	Director	51
Marni Wieshofer	Executive Vice President, Corporate Development	40

      Mark Amin. Mr. Amin has been our Vice Chairman since October 2000. From 1984 to October 2000, Mr. Amin served as Chief Executive Officer or Chairman of Trimark Holdings, Inc., which he founded. Since 1998 Mr. Amin has been Chairman of CinemaNow and since 2001 the owner and Chief Executive Officer of Sobini Films. Mr. Amin became a director in October 2000.

      Thomas Augsberger. Mr. Augsberger has been a director since June 2002. Mr. Augsberger is a consultant and independent motion picture and television producer through his company Eden Rock Media. From 1996 to 2002, Mr. Augsberger was a partner with Key Entertainment, an independent production, financing and foreign sales business.

      Michael Burns. Mr. Burns has been our Vice Chairman since March 2000. From 1991 to March 2000, Mr. Burns served as Managing Director and Head of Prudential Securities Inc.’s Los Angeles Investment Banking Office. Mr. Burns became a director in August 1999. Mr. Burns is Chairman and a director of Novica.com.

      Drew Craig. Mr. Craig became a director in September 2000. Mr. Craig is President and Chief Executive Officer of Craig Media Inc. Prior thereto he was President of Craig Broadcast Systems Inc. and Craig Broadcast Alberta Inc. since September 1997. Mr. Craig is a director of Craig Music & Entertainment Inc.

      David Doerksen. Mr. Doerksen became a director in May 2003. Mr. Doerksen is President of Edge Entertainment Inc., a production company, which he founded in 1993.

      Arthur Evrensel. Mr. Evrensel became a director in September 2001. Mr. Evrensel has been a partner with the law firm of Heenan Blaikie LLP since 1992.

      Jon Feltheimer. Mr. Feltheimer has been our Chief Executive Officer since March 2000. From 1997 to 1999, Mr. Feltheimer served as Executive Vice President of Sony Pictures Entertainment. Mr. Feltheimer became a director in January 2000.

      James Keegan. Mr. Keegan has been our Chief Administrative Officer since April 2002 and our Chief Financial Officer since September 2002. From September 1998 to April 2002, Mr. Keegan was the Chief Financial Officer of Artisan Entertainment. From April 1989 to March 1990, he was Controller of Trimark Holdings, Inc. and from March 1990 to August 1998, he was the Chief Financial Officer of Trimark Holdings, Inc.

      Gordon Keep. Mr. Keep has been our Senior Vice President since October 1997. From 1987 to October 1997, Mr. Keep served as Vice President, Corporate Finance of Yorkton Securities Inc. Mr. Keep has been a director since June 2000. From January 2001 to September 2002, Mr. Keep was a consultant for Endeavour Financial and from October 2002 to the present, Mr. Keep has been the Managing Director, Corporate Finance of Endeavour Financial. Mr. Keep is a director and member of the audit committees of Dunsmuir Ventures Ltd. and Adobe Ventures Inc. Mr. Keep is President, a director and a member of the audit committee of Full Riches Investments Ltd.

      Morley Koffman. Mr. Koffman has been a director since November 1997 and is a member of the audit committee. Mr. Koffman is a partner with the law firm of Koffman Kalef, where he has practiced since 1993. Mr. Koffman is a director and a member of the audit committee of Anthem Properties Corp., a director, the chairman of the audit committee and a member of the executive committee of USFreightways Corporation and a director and the Chairman of the corporate governance committee of Ainsworth Lumber Co. Ltd.

      Patrick Lavelle. Mr. Lavelle has been a director since October 2000. Mr. Lavelle was Chairman and a director of Export Development Corporation, a commercial financial institution, from December 1997 to January 2002. From 1994 to December 1997, Mr. Lavelle served as Chairman of the Business Development Bank of Canada. Mr. Lavelle is a director of Canadian Bank Note Company Limited, a director of Westport Innovations Inc., a director and a member of the audit committee of Slater Steel Inc., a director and a member of the corporate governance, audit and compensation committees of Algoma Steel, a director and a member of the audit and compensation committees of Tahera Corporation and a director and a member of the audit committee of Proprietary Industries Inc. Mr. Lavelle is Chairman of Patrick J. Lavelle & Associates. From March 2001 to March 2002, Mr. Lavelle was Chief Executive Officer of Unique Broadband Services.

      Wayne Levin. Mr. Levin has been our Executive Vice President, Legal and Business Affairs since November 2000. He worked for Trimark Holdings, Inc. from September 1996 to November 2000, first as Director of Legal and Business Affairs from 1996 to 1998 and then as General Counsel and Vice President from 1998 to 2000.

      André Link. Mr. Link has been our President since April 2000 and our Chairman since May 2003. Since 1962, Mr. Link has been Chief Executive Officer of Lions Gate Films Corp. Mr. Link has been a director since November 1997.

      Harald Ludwig. Mr. Ludwig has been a director since November 1997 and our Vice Chairman since May 2003. Since 1985, Mr. Ludwig has served as President of Macluan Capital Corporation, a leverage buy-out company. Mr. Ludwig is a director and a member of the compensation committee of West Fraser Timber Limited and a director of SVC Second Ventures Limited and Compass Aerospace Limited.

      Gary Newton. Mr. Newton became a director in May 2003. Mr. Newton has been Executive Vice President of Platinum Equity since 2000 and before that a Vice President of Platinum Equity since 1996, and has also been President of Manac Solutions, a provider of application software for the legal profession, since 1995.

      G. Scott Paterson. Mr. Paterson has been a director since November 1997. Mr. Paterson is a merchant banker and venture capitalist. From October 1998 to December 2001 Mr. Paterson served as

Chairman and Chief Executive Officer of Yorkton Securities Inc. From May 1997 to October 1998, Mr. Paterson served as President of Yorkton. Mr. Paterson has been President of Patstar, Inc. since January 2002. Mr. Paterson is the past Chairman of the Canadian Venture Exchange. Mr. Paterson is a trustee of the Art Gallery of Ontario, a governor of Ridley College and Chairman of the Merry Go Round Children’s Foundation. In December 2001, Mr. Paterson entered into a Settlement Agreement with the Ontario Securities Commission in connection with conduct that was agreed to be contrary to the public interest in connection with certain corporate finance and trading activities engaged in by Mr. Paterson and the investment dealer with which he was associated. Under the Settlement Agreement, Mr. Paterson agreed that he could not be registered under the Securities Act (Ontario) until December 17, 2003, made a voluntary payment to the Ontario Securities Commission of one million dollars, agreed to a cease trade order for a period of six months and was reprimanded, among other terms and conditions. There were no allegations of securities law breaches. No restrictions were imposed on Mr. Paterson regarding his capacity to act as an officer and/or director of public companies.

      Jeff Sagansky. Mr. Sagansky became a director in May 2003. Mr. Sagansky is Vice-Chairman and a director of Paxson Communications Corporation (PAX TV). Previously, he was Chief Executive Officer and President of PAX TV from May 1998 to December 2002.

      E. Duff Scott. Mr. Scott has been a director since September 2001. Mr. Scott has served as Chairman and a nominating committee member of QLT Inc., a biotechnology company, since 1991. Mr. Scott served as Chairman of Peoples Jewelers from 1993 to 1998. Mr. Scott is a director, audit and compensation committee member of The Becker Milk Company Ltd. and Perle Systems Inc. Mr. Scott is a director, audit, compensation and corporate governance committee member of Simmons Canada Inc. Mr. Scott is also a director and audit committee member of B Split Corp., Aberdeen Asia Pacific Income Investment Company and Aberdeen Global Income Fund Inc.

      Harry Sloan. Mr. Sloan has been a director since September 2001. Mr. Sloan is Executive Chairman and has been a director of SBS Broadcasting SA since January 1993. Mr. Sloan was Chief Executive Officer of SBS Broadcasting SA from January 1993 until September 2001. Mr. Sloan is also a director of Zenimax, Inc.

      Mitchell Wolfe. Mr. Wolfe became a director in May 2003. Mr. Wolfe practices corporate, commercial, real estate and banking law at the Toronto law firm of Beard Winter LLP where he has been a partner since 1988.

      Marni Wieshofer. Ms. Wieshofer has been our Executive Vice President, Corporate Development since September 2002. From April 1999 until September 2002. Ms. Wieshofer served as our Chief Financial Officer. From February 1999 to April 1999, Ms. Wieshofer was our Vice President, Finance. From October 1995 to January 1999, Ms. Wieshofer served as Vice President, Finance of Alliance Atlantis Communications, an entertainment company.

BENEFICIAL OWNERSHIP

      The following table presents certain information about beneficial ownership of our common shares as of March 31, 2003, by (1) each person (or group of affiliated persons) who is known by us to own beneficially more than 5% of our common shares, (2) each director and nominee for director, our Chief Executive Officer, our Chief Financial Officer and each of our four other most highly compensated executive officers whose salary and bonuses exceeded $100,000 for the year ended March 31, 2003, and (3) all directors and executive officers as a group. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all common shares shown as beneficially owned by them, subject to community property laws, where applicable.

	Shares Beneficially Owned

Name of Beneficial Owner(1)	Number	Percentage

Capital Research and Management Company(2)	4,152,850	9.4
Fidelity Management and Research Company(3)	6,475,000	15.0
SBS Broadcasting S.A.(4)	5,680,125	11.6
Telemunchen Fernseh GmbH & Co. Produktionsgesellschaft (5)	5,696,125	11.6
Vulcan Ventures Incorporated(6)	2,515,125	5.5
ENT Holding Corporation(7)	2,500,000	5.8
Mark Cuban(8)	2,950,348	6.8
Mark Amin(9)	3,533,104	8.2
Thomas Augsberger(10)	16,667	*
Michael Burns(11)	693,887	1.6
Drew Craig(12)	50,000	*
David Doerksen	0	*
John Dellaverson(13)	255,000	*
Arthur Evrensel(14)	37,183	*
Jon Feltheimer(15)	1,022,854	2.3
Jim Keegan(16)	38,333	*
Gordon Keep(17)	283,878	*
Morley Koffman(18)	55,700	*
Patrick Lavelle(19)	51,000	*
André Link(20)	1,188,031	2.7
Harald Ludwig(21)	251,000	*
Gary Newton	0	*
G. Scott Paterson(22)	202,300	*
Jeff Sagansky	0	*
E. Duff Scott(23)	43,333	*
Harry Sloan(24)	46,533	*
Mitchell Wolfe	0	*
Marni Wieshofer(25)	150,000	*
All executive officers and directors as a group (21 persons)	7,918,803	16.8

*	Less than 1%

(1)	The addresses for the listed beneficial owners are as follows: for SBS Broadcasting S.A., 8-10 rue Mathias Hardt, BP39, L-2010, Luxembourg; for Telemunchen Gruppe, Kaufingerstrasse 24, 80331, Munich, Germany; for Capital Research and Management Company, 333 South Hope St., Los Angeles, California 90071; for Fidelity Management and Research Company, 82 Devonshire St., Boston, Massachusetts 02109-3614; for Vulcan Ventures Incorporated, 110 110th Ave., N.E., Suite 550, Bellevue, Washington 98804; for Mark Cuban, 5424 Deloache Ave., Dallas, Texas 75220; for Tom Gores c/o Platinum Equity, LLC, 2049 Century Park East, Los Angeles, CA 90067; for each other listed individual c/o the Company, Suite 3123, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

(2)	Includes (a) 572,000 shares from the possible conversion of the Series A preferred shares and (b) 237,150 shares from warrants exercisable into shares. This information is based solely on a Schedule 13G, filed February 13, 2003 with the Securities and Exchange Commission by Capital Research and Management Company.

(3)	The information is based solely on a Schedule 13G, filed February 13, 2003 with the Securities and Exchange Commission by Fidelity Management and Research Company.

(4)	Includes (a) 4,012,000 shares from the possible conversion of the Series A preferred shares and (b) 1,668,125 shares from warrants exercisable into shares.

(5)	Includes (a) 4,028,000 shares from the possible conversion of the Series A preferred shares and (b) 1,668,125 shares from warrants exercisable into shares.

(6)	Includes (a) 1,765,000 shares from the possible conversion of the Series A preferred shares and (b) 750,125 shares from warrants exercisable into shares. The information is based solely on a Schedule 13G, filed January 10, 2000 with the Securities and Exchange Commission by Vulcan Ventures Incorporated.

(7)	ENT Holding Corporation is a corporation directly controlled by Tom Gores.

(8)	The information is based solely on a Schedule 13G/A, filed May 14, 2003 with the Securities and Exchange Commission by Mr. Cuban.

(9)	Mr. Amin acquired the shares from us on October 13, 2000. If the over-allotment option is exercised by the underwriters, Mr. Amin may sell up to 1,000,000 shares. In the event that all such shares are sold, Mr. Amin will be the beneficial owner of 2,533,104 shares, representing 4.2% of the total number of our shares outstanding after the offering. Shares beneficially owned by Mr. Amin include 125,000 shares subject to options exercisable on or before May 30, 2003. While Mr. Amin beneficially owns all of the shares only 794,037 of the shares are owned of record.

(10)	Includes 16,667 shares subject to options exercisable on or before May 30, 2003.

(11)	Includes (a) 225,000 shares subject to options exercisable on or before May 30, 2003, (b) 105,000 shares from the possible conversion of the Series A preferred shares and (c) 43,987 shares from warrants exercisable into shares.

(12)	Includes 50,000 shares subject to options exercisable on or before May 30, 2003.

(13)	Includes 100,000 shares subject to options exercisable on or before May 30, 2003. Mr. Dellaverson resigned his position with the company effective March 31, 2003.

(14)	Includes 33,333 shares subject to options exercisable on or before May 30, 2003.

(15)	Includes (a) 789,666 shares subject to options exercisable on or before May 30, 2003, (b) 107,000 shares from the possible conversion of the Series A preferred shares and (c) 43,988 from warrants exercisable into shares.

(16)	Includes 33,333 shares subject to options exercisable on or before May 30, 2003.

(17)	Includes (a) 175,000 shares subject to options exercisable on or before May 30, 2003, (b) 24,691 shares from the possible conversion of a debenture, (c) 23,115 shares from the possible conversion of a debenture owned by his spouse, and (d) 53,000 shares held by his spouse. Mr. Keep disclaims beneficial ownership of the 23,115 shares from the debentures and the 53,000 shares held by his spouse.

(18)	Includes 50,000 shares subject to options exercisable on or before May 30, 2003.

(19)	Includes (a) 50,000 shares subject to options exercisable on or before May 30, 2003 and (b) 1,000 shares held by his spouse. Mr. Lavelle disclaims beneficial ownership of the 1,000 shares held by his spouse.

(20)	Includes (a) 100,000 shares subject to options exercisable on or before May 30, 2003 and (b) 1,088,031 shares held by Cinepix Inc., which is 50% owned by Mr. Link.

(21)	Includes 50,000 shares subject to options exercisable on or before May 30, 2003.

(22)	Includes 50,000 shares subject to options exercisable on or before May 30, 2003.

(23)	Includes 33,333 shares subject to options exercisable on or before May 30, 2003.

(24)	Includes 33,333 shares subject to options exercisable on or before May 30, 2003.

(25)	Includes 125,000 shares subject to options exercisable on or before May 30, 2003.

CHANGE IN ACCOUNTANTS

      Ernst & Young LLP have been our auditors since August 2001. PricewaterhouseCoopers LLP, or PwC, were our auditors for the fiscal year ended March 31, 2001 and had been our auditors since November 1997. On July 29, 2001, the board of directors, upon the recommendation of the Audit Committee and the company’s senior management, requested the resignation of PwC as the company’s auditors effective as of July 24, 2001.

      PwC’s reports on the consolidated financial statements for fiscal years ended March 31, 2001 and 2000 did not contain an adverse opinion, disclaimer of opinion, or qualification or modification as to uncertainty, audit scope or accounting principles. In addition, there were no disagreements within the meaning of Item 304(a)(1)(iv) of the Securities and Exchange Commission Regulation S-K for the fiscal years ended March 31, 2001 and 2000 and the interim period ended July 29, 2001.

      In August 2001, PwC advised us and the Audit Committee of the following matters under Item 304(a)(1)(v):

1. We did not then have procedures that were effective in ensuring that the information relevant to international sales revenue recognition was collected and reported to ensure that the timing of certain revenue recognition was appropriate.

2. A number of material adjustments recorded by management were identified by the auditors during the audit. The auditors advised that while internal controls over systems were adequate, lack of timely monitoring controls over systems output and accounting entries, such as reconciliations of account balances, analysis and review of transactions, balances and adjustments, may have contributed to the number of adjustments. The auditors advised that they were not able to determine whether the matters raised were related solely to significant events that occurred during the year ended March 31, 2001 as the auditors were dismissed upon completion of the audit for the year ended March 31, 2001.

3. We were advised to undertake additional training and support of its accounting employees and management to ensure employees and management are able to fulfill their assigned functions.

      In response to PwC’s comment 1, we continue to monitor our international sales revenue recognition practices in light of our ongoing development.

      In response to PwC’s comment 2, we note again that PwC advised the Audit Committee at the conclusion of its audit that our internal controls were adequate, however, management acknowledges that certain processes could be improved upon. We are committed to a strong internal control environment and related processes.

      In response to PwC’s comment 3, we note that in fiscal 2001 we had grown substantially and as we continue to grow, we will continue to hire and train staff to support the accounting function.

      PwC’s letter stating that it agrees with the above statements is filed as an exhibit to the Registration Statement of which this prospectus is a part.

DESCRIPTION OF SHARE CAPITAL

      Our authorized capital consists of 500,000,000 common shares and 200,000,000 preferred shares, 1,000,000 shares of which are designated as 5.25% Convertible Redeemable Series A Preferred Shares and 10 of which are designated as Series B Preferred Shares.

Common Shares

      At the close of business on May 15, 2003, 43,207,399 of our common shares were issued and outstanding. Our common shares are listed on the American Stock Exchange and Toronto Stock Exchange under the symbol “LGF.” We are registering 15,000,000 of our common shares, no par value (not including any shares that may be purchased pursuant to the underwriters’ over-allotment option). Subject to any preference as to dividends provided to the holders of any of our preferred shares, and to other shares ranking senior or pari passu to our common shares with respect to priority in the payment of dividends, the holders of our common shares will be entitled to receive dividends. We will pay dividends on the common shares, as and when declared by our board of directors, out of monies properly applicable to the payment of dividends, in the manner and form the board of directors determines. At the present time, given our anticipated capital requirements we intend to follow a policy of retaining earnings in order to finance further development of our business. We are also limited in our ability to pay dividends on our common shares by restrictions under the Company Act (British Columbia) relating to the sufficiency of profits from which dividends may be paid. Holders of common shares have no preemptive, conversion or redemption rights and are not subject to further assessment by us.

      If we dissolve, or liquidate, or our assets are distributed among our shareholders for the purpose of winding-up our affairs, the holders of common shares will be entitled to receive our remaining property and assets, subject to the prior rights of holders of our Series A Preferred Shares to receive amounts equal to the purchase price of such shares plus all accrued and unpaid dividends and to any other shares ranking senior or pari passu to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up.

      Except for meetings at which only holders of another specified class or series of our shares are entitled to vote separately as a class or series, the holders of common shares will be entitled to receive notice of and to attend all meetings of our shareholders and will have one vote for each common share held at all meetings of our shareholders.

      Pursuant to our charter and the provisions of the Company Act (British Columbia), certain actions that may be proposed by us require the approval of the shareholders. We may, by ordinary resolution, alter our charter to increase our authorized capital by such means as creating shares with or without par value or increasing the number of shares with or without par value. Under the Company Act (British Columbia), an ordinary resolution is a resolution passed at a duly-convened meeting of shareholders by a simple majority of the votes cast in person or by proxy, or a written resolution, that has been submitted to all shareholders who would have been entitled to vote on it at a meeting of shareholders and consented to by shareholders holding shares carrying not less than three-fourths ( 3/4) of the votes entitled to be cast on it. We may, by special resolution, alter our charter to subdivide, consolidate, change from shares with par value to shares without par value or from shares without par value to shares with par value or change the designation of all or any of its shares. We may also, by special resolution, alter its charter to create, define, attach, vary, or abrogate special rights or restrictions to any shares. Under the Company Act (British Columbia), a special resolution is a resolution passed at a duly-convened meeting of shareholders by three-fourths ( 3/4) of the votes cast in person or by proxy, or a written resolution consented to by all shareholders who would have been entitled to vote at a meeting of shareholders. In addition, with respect to capital alterations that apply to any part of a class or, in the case of any class with more than one series, any series of issued shares or where rights attached to issued shares are prejudiced or interfered with, that class or series must consent by separate resolution requiring three-fourths ( 3/4) of the votes cast.

Series A Preferred Shares

      On December 21, 1999, we issued 13,000 shares of our 5.25% Convertible Redeemable Series A Preferred Shares, of which 11,830 remain issued and outstanding. The Series A Preferred Shares are non-voting, except for the right to elect between one and three directors, depending on the number of preferred shares outstanding. The Series A Preferred Shares are entitled to cumulative dividends, as and when declared by the board of directors, payable semi-annually on the last day of March and September of each year. We may pay the dividends in cash or additional Series A Preferred Shares. The Series A Preferred Shares have a liquidation preference entitling each holder to receive an amount equal to $2,550 per share plus the cumulative amount of all dividends accrued and unpaid. Each holder of the Series A Preferred Shares may convert all, but not less than all, of the Series A Preferred Shares at any time into common shares at a rate of 1,000 common shares for each Series A Preferred Share, subject to certain anti-dilution adjustments. We may convert the Series A Preferred Shares, in whole or in part, to common shares, subject to certain conditions, which include certain price and volume requirements.

      We may redeem the Series A Preferred Shares, in whole or part, on or after January 1, 2005 for a cash payment of 105% of the stated value of $2,550 per share plus accrued and unpaid dividends up to the date of redemption. A holder has a right to require redemption of all, but not less than all, of the Series A Preferred Shares, for a cash payment of 100% of the stated value of $2,550 per share if the composition of the board of directors ceases to be in compliance with certain provisions requiring the nomination of one Canadian director and election of up to three directors, depending on the number of preferred shares outstanding.

      We have agreed to use up to $20 million of the net proceeds from this offering to repurchase all or (if not all of the shares can be purchased for $20 million) a portion of the Series A Preferred Shares held by SBS Broadcasting S.A. and Telemunchen Fernseh GmbH & Co. The per share purchase price of such shares will be (a) $2,200 plus (b) if a positive number, an amount equal to one thousand multiplied by the difference between (x) the per share price to the public in this offering and (y) $2.00. SBS holds 4,012 shares of Series A Preferred, and Telemunchen holds 4,028 shares of Series A Preferred. If we cannot repurchase all of the shares held by SBS and Telemunchen for $20 million, then the number of shares repurchased will be allocated on a pro rata basis between SBS and Telemunchen. Each Series A Preferred shareholder other than SBS and Telemunchen has waived any requirement that the Company repurchase any of that holder’s Series A Preferred Shares.

      Each Series A Preferred shareholder has also conditionally agreed to waive with respect to this offering any requirement that the conversion price of any Series A Preferred Share be adjusted from $2.55 to the purchase price per share of the common shares we sell in this offering. We have agreed with all holders of our Series A Preferred Shares that with respect to any Series A Preferred Shares remaining after the repurchase discussed above, we will promptly after consummation of this offering authorize amendment of the terms of the Series A Preferred Shares so that their initial conversion price is $2.30 rather than $2.55. Our common shareholders, voting as a class, must approve the adjustment at our next shareholders meeting. If our common shareholders do not approve the adjustment to $2.30 at our next shareholders meeting, then the Series A Preferred Share conversion price will be adjusted to the public offering price set forth on the cover of this prospectus. We expect the shareholders meeting to take place in September 2003.

Series B Preferred Shares

      As a condition of the purchase of Trimark Holdings, Inc., a company that became our subsidiary, on October 13, 2000, we issued ten Series B Preferred Shares at $10 per share to the principal shareholder of the subsidiary. The Series B Preferred Shares are non-transferable and are not entitled to dividends. The Series B Preferred Shares are non-voting except that the holder, who was a principal of the subsidiary acquired, has the right to elect himself to the board of directors. The Series B Preferred Shares are redeemable by us if certain events occur. The Series B Preferred Shares have a liquidation preference equal to the stated value of $10 per share.

Registration Rights Agreements

      We have a Registration Rights Agreement with Mr. Mark Amin and Mr. Reza Amin, pursuant to which we have agreed to file registration statements covering our securities owned by them. As of May 12, 2003, Mark Amin and Reza Amin had the right to demand up to two registration statements. In addition, we gave these shareholders various piggyback registration rights, which Mark Amin exercised to be included as a selling shareholder as part of this registration statement. In general, we will pay all fees, costs and expenses of any such registration statements.

      We also have a Registration Rights Agreement with ENT Holding Corporation, pursuant to which we have agreed to file registration statements covering our securities owned by them. Beginning May 13, 2005, ENT Holding Corporation will have the right to demand up to two registration statements. In addition, we gave ENT Holding Corporation various piggyback registration rights after this offering. In general, ENT Holding Corporation will pay all fees, costs and expenses for any demand registration and we will pay all fees, costs and expenses of any piggyback registration.

TAXATION

Canadian Income Taxation

      The following is a general summary of certain Canadian income tax consequences to U.S. Holders (who deal at arm’s length with the company) of the purchase, ownership and disposition of common shares. For the purposes of this Canadian income tax discussion, a “U.S. Holder” means a holder of common shares who (1) for the purposes of the Income Tax Act (Canada) is not, has not, and will not be resident in Canada at any time while he or she holds common shares, (2) at all relevant times is a resident of the United States under the Canada-United States Income Tax Convention (1980) (the “Convention”), and (3) does not and will not use or be deemed to use the common shares in carrying on a business in Canada. This summary does not apply to U.S. Holders who are insurers. Such U.S. Holders should seek tax advice from their advisors. An actual or prospective investor that is a United States limited liability company in some circumstances may not be considered to be a resident of the United States for the purposes of the Convention and therefore may not be entitled to benefits thereunder.

      This summary is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. The summary does not address any aspect of any provincial, state or local tax laws or the tax laws of any jurisdiction other than Canada or the tax considerations applicable to non-U.S. Holders. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances, including any consequences of an investment in common shares arising under any provincial, state or local tax laws or the tax laws of any jurisdiction other than Canada.

      This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder and the proposed amendments thereto publicly announced by the Department of Finance, Canada before the date hereof and our understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency. It does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

      The following summary applies only to U.S. Holders who hold their common shares as capital property. In general, common shares will be considered capital property of a holder where the holder is neither a trader nor dealer in securities, does not hold the common shares in the course of carrying on a business and is not engaged in an adventure in the nature of trade in respect thereof. This summary does not apply to holders who are “financial institutions” within the meaning of the mark-to-market rules contained in the Income Tax Act (Canada).

      Amounts in respect of common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a shareholder who is not a resident of Canada within the meaning of the Income Tax Act (Canada) will generally be subject to Canadian non-resident withholding tax. Such withholding tax is levied at a basic rate of 25%, which may be reduced pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the non-resident shareholder. Under the Convention, the rate of Canadian non-resident withholding tax on the gross amount of dividends received by a U.S. Holder is generally 15%. However, where such beneficial owner is a company that owns at least 10% of the voting shares of the company paying the dividends, the rate of such withholding is 5%.

      A U.S. Holder will generally not be subject to tax under the Income Tax Act (Canada) in respect of any capital gain arising on a disposition of common shares (including on a purchase by the company) unless at the time of disposition such shares constitute taxable Canadian property of the holder for purposes of the Income Tax Act (Canada) and such holder is not entitled to relief under an applicable tax treaty. If the common shares are listed on a prescribed stock exchange at the time they are disposed of, they will generally not constitute taxable Canadian property of a U.S. Holder unless, at any time during the five year period immediately preceding the disposition of the common shares, the U.S. Holder, persons with whom he or she does not deal at arm’s length, or the U.S. Holder together with non-arm’s length persons, owned 25% or more of the issued shares of any class or series of the capital stock of the company. In any event, under the Convention, gains derived by a U.S. Holder from the disposition of common shares will generally not be subject to tax in Canada unless the value of the company’s shares is derived principally from real property or certain other immovable property situated in Canada.

U.S. Federal Income Taxation

      This summary describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares. This summary does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our common shares. This summary applies to you only if you hold and beneficially own common shares as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	persons that hold common shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax; or

•	persons who own or are deemed to own more than 10% of any class of our stock.

      This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

      You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

      For purposes of the U.S. federal income tax discussion below, you are a “U.S. holder” if you beneficially own common shares and are:

•	a citizen or resident of the United States;

•	a corporation, or entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if: (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      If you are not a U.S. holder, please refer to the discussion below under “Non-U.S. Holders.”

      For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds common shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

U.S. Holders

Dividends on Common Shares

      Subject to the discussion under the heading “Anti-Deferral Rules” below, the gross amount of distributions you receive on your common shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Such income will be includible in your gross income as ordinary income on the day you actually or constructively receive such distributions. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in your common shares, thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of your common shares. Generally, the amount of any distribution in excess of current and accumulated earnings and profits and adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not intend to calculate U.S. earnings and profits and, accordingly, all distributions will likely be treated as dividends. You will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us.

      For foreign tax credit purposes, dividends paid by a foreign corporation generally constitute foreign source income and generally constitute “passive income.” The rules relating to foreign tax credits are complex and their application may depend on your own circumstances. You are urged to consult your tax advisors to determine whether and to what extent a foreign tax credit might be available to you in connection with dividends paid on our common shares, taking into account, among other rules, the special rules that apply to shareholders of U.S.-owned foreign corporations.

      Dividends paid in Canadian dollars will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend distribution are not converted into U.S. dollars on the date of receipt, then you may recognize exchange gain or loss on a subsequent conversion of such Canadian dollars into U.S. dollars. The amount of any gain or loss recognized in connection with a subsequent conversion will be treated as ordinary income or loss and generally will be treated as U.S. source income or loss for foreign tax credit purposes.

Sale and Other Dispositions of Common Shares

      Subject to the discussion under the heading “Anti-Deferral Rules” below, when you sell or otherwise dispose of common shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your tax basis in the common shares, which is generally the cost of the common shares reduced by any previous distributions that are not characterized as dividends. Any recognized gain or loss will be long-term capital gain or loss if the common shares have been held for more than one year on the date of the sale or other disposition. In general, any capital gain or loss will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax credit purposes. Your ability to deduct capital losses may be subject to limitations.

      If you receive proceeds upon the sale or exchange of common shares denominated in Canadian dollars, you will realize an amount equal to the U.S. dollar value of the proceeds calculated by reference to the exchange rate in effect on the date of the sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date), regardless of whether the payment is in fact converted into U.S. dollars. You will have a basis in the Canadian dollars received equal to the U.S. dollar value of the Canadian dollars when received. If such proceeds are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the proceeds from the sale or exchange. If the Canadian dollars received upon the sale or exchange are not converted into U.S. dollars on the date of receipt, then you may recognize exchange gain or loss on a subsequent conversion of such Canadian dollars into U.S. dollars. The amount of any gain or loss recognized in connection with a subsequent conversion generally will be treated as ordinary income or loss and generally will be treated as U.S. source income or loss for foreign tax credit purposes.

Anti-Deferral Rules

      The earnings of foreign corporations are generally not subject to U.S. federal income tax until they are distributed to their shareholders. You should be aware, however, that there are certain anti-deferral rules that, if applicable, might accelerate U.S. federal income taxation to you of some or all of our earnings or might otherwise have adverse tax consequences to you. The more commonly applicable such anti-deferral rules are the so-called passive foreign investment company, or PFIC, controlled foreign corporation, or CFC, and foreign personal holding company, or FPHC, rules.

      Because we are actively engaged in businesses related to the entertainment industry, we believe we are not, and we do not expect to become, a PFIC for U.S. federal income tax purposes. We would be a PFIC in any taxable year in which, after application of certain look-through rules, at least 75% of our gross income is passive income, or at least 50% of the average value of our assets produces or is held for the production of passive income.

      Because PFIC determinations are made annually and our situation could change as a result of, among other things, changes in our activities or assets or the activities or assets of companies in which we own a 25% or greater interest, it is possible that we may become a PFIC in the future. If we are a PFIC in any taxable year, you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and any gain realized on the disposition or deemed disposition of your common shares regardless of whether we continue to be a PFIC. To compute the tax on excess distributions or any gain, (i) the excess distribution or the gain would be allocated ratably to each day in your holding period, (ii) the amount allocated to the current year and any tax year before we became a PFIC would be taxed as ordinary income in the current year, (iii) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (iv) an interest charge would be imposed that would negate the economic benefit to you of having deferred payment of U.S. taxes on our earnings or the appreciation in our stock. You would generally have an excess distribution to the extent that distributions on our common shares in a taxable year exceed 125% of the average amount received with respect to those shares over the three preceding taxable years or, if shorter, the portion of your holding period before the present taxable year.

      Because our stock is held by a large number of individual and corporate shareholders, we believe we are not, and we do not expect to become, a CFC or FPHC for U.S. federal income tax purposes.

      You should consult your own tax advisor concerning the consequences to you if we are or become subject to any of the anti-deferral rules mentioned above, including, but not limited to, the availability of any elections such as the so-called “qualified electing fund” or “mark to market” elections that might mitigate adverse tax consequences to you.

Non-U.S. Holders

      If you are a non-U.S. holder, you generally will not be subject to U.S federal income tax or withholding on dividends received from us with respect to common shares unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your common shares, such dividends are attributable to a permanent establishment that you maintain in the United States.

      You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of common shares, unless:

•	that gain is effectively connected with the conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your common shares, such gain is attributable to a permanent establishment that you maintain in the United States; or

•	you are an individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

      If you are engaged in a U.S. trade or business, the income from your common shares, including dividends and the gain from the disposition of common shares, that is effectively connected with the conduct of that trade or business will generally be subject to the rules applicable to U.S. holders discussed above. In addition, if you are a corporation, your earnings and profits that are attributable to that effectively connected income, subject to certain adjustments, may be subject to a branch profits tax at a rate of 30% or any lower rate as may be specified by an applicable tax treaty.

U.S. Information Reporting and Backup Withholding Rules

      In general, dividend payments with respect to the common shares and the proceeds received on the sale or other disposition of those common shares may be subject to information reporting to the U.S. Internal Revenue Service, or IRS, and to backup withholding (currently imposed at a rate of 30%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain other exempt categories and, when required, demonstrate such fact or (ii) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with applicable backup withholding rules. To establish status as an exempt person, you will generally be required to provide certification on IRS Form W-9 or W-8BEN. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

CANADIAN STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

      Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendments thereto. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

UNDERWRITING

      We and the selling shareholder and the underwriters named below have entered into an underwriting agreement with respect to the common shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us and the selling shareholder the number of shares of our common shares set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Number of
Name	Shares

SG Cowen Securities Corporation

Total	15,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the common shares offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common shares being offered by us and the selling shareholder if any shares are purchased.

      The underwriters propose to offer the common shares to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common shares to securities dealers at the price to the public less a concession not in excess of $          per share. Securities dealers may reallow a concession not in excess of $          per share to other dealers. After the common shares are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

      We and the selling shareholder have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 2,250,000 additional common shares at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of common shares offered hereby. If the over-allotment option is exercised in full, the underwriters will purchase 1,250,000 additional common shares from us and 1,000,000 additional common shares from the selling shareholder.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional common shares.

Payable by Lions Gate
Entertainment Corp.

	No Exercise	Full Exercise

Per share	$—	$—
Total	$—	$—

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                    .

      We and the selling shareholder have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

      Other than André Link as discussed below and other than with respect to up to 1,000,000 shares to be sold by the selling shareholder if the underwriters exercise their over-allotment option, our directors and executive officers and certain shareholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our common shares or any securities convertible into or exchangeable for common shares. Because Mr. Link holds his shares through a corporation whose only shareholders are Mr. Link and an individual who is not an officer or director of the company, Mr. Link’s agreement binds him but not the other shareholder of the corporation from selling or otherwise transferring the shares that the corporation holds. In addition, so long as the transferee agrees to be bound by the terms of the lock-up agreement, a director or executive officer may transfer his or her securities by gift or for estate planning purposes. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with SG Cowen Securities Corporation other than with respect to our issuing shares pursuant to employee benefit plans, qualified option plans or other employee compensation plans already in existence, or pursuant to currently outstanding options, warrants or rights. There are no agreements between SG Cowen Securities Corporation and any of our shareholders, option holders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

      This prospectus forms part of a registration statement on Form S-2 filed with the United States Securities and Exchange Commission, to register the common shares under the United States Securities Act of 1933, as amended. We have also filed a prospectus with the British Columbia Securities Commission to qualify under the securities laws of the Province of British Columbia the distribution of the common shares being offered and sold in the United States and elsewhere outside of Canada. That prospectus does not qualify the distribution of any common shares that may be offered and sold in any province of Canada, including the Province of British Columbia.

      The underwriters will not offer or sell the common shares, directly or indirectly, in Canada, or to or for the benefit of any resident of Canada, except on a private placement basis pursuant to exemptions from the prospectus requirements of Canadian securities laws and otherwise in compliance with those laws, and any such sales will be made by securities dealers registered in the applicable province or territory or pursuant to exemptions from the registered dealer requirements.

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. SG Cowen Securities Corporation may close out a covered short sale by exercising its over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common shares originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common shares who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common shares until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common shares to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

LEGAL MATTERS

      The validity of the common shares offered hereby will be passed upon for the company by Heenan Blaikie LLP. Certain legal matters in connection with the offering will be passed upon for the company by

O’Melveny & Myers LLP, Los Angeles, California and for the underwriters by Paul, Hastings, Janofsky & Walker LLP, New York, New York and, with respect to matters of Canadian law, by Osler, Hoskin & Harcourt LLP, Toronto, Ontario and New York, New York.

EXPERTS

      The consolidated financial statements of Lions Gate Entertainment Corp. at March 31, 2002 and for the year then ended appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      Our consolidated financial statements as of March 31, 2000 and 2001, and for each of the years in the two-year period ended March 31, 2001 included herein and in the registration statement have been audited by PricewaterhouseCoopers LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC’s Public Reference Room at Washington, D.C., 450 Fifth Street, N.W., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at: http://www.sec.gov.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring to our filed SEC documents. The information incorporated by reference is considered to be part of this prospectus. Information we file with the SEC after the date of this document will update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

(1) Our Annual Report on Form 10-K for the year March 31, 2002;

(2) Our Quarterly Reports on Form 10-Q for the periods ended June 30, 2002, September 30, 2002 and December 31, 2002; and

(3) Our Current Reports on Form 8-K filed April 30, 2003 and May 16, 2003.

      We have also filed a Registration Statement on Form S-2 with the SEC for the common shares offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our common shares and us. The registration statement can be found in the SEC’s public reference room or on the SEC’s website referred to above, and you may request a copy of any of these filings, at no cost, by writing or calling:

Investor Relations Department

Lions Gate Entertainment Corp.
4553 Glencoe Avenue, Suite 200
Marina del Rey, California 90292
(310) 314-2000

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Lions Gate Entertainment Corp.

      We have audited the accompanying consolidated balance sheet of Lions Gate Entertainment Corp. as of March 31, 2002 and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of CineGroupe Corporation, a consolidated subsidiary (see note 21 (m)) which statements reflect total assets of $84.4 million as of March 31, 2002, and total revenues of $55.5 million for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for CineGroupe Corporation, is based solely on the report of the other auditors. The financial statements of Lions Gate Entertainment Corp. for the years ended March 31, 2001 and 2000 were audited by other auditors, whose report dated June 22, 2001, except for note 2(a) as to which the date is April 28, 2003, expressed an unqualified opinion on those statements.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lions Gate Entertainment Corp. at March 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Canada.

/s/ ERNST & YOUNG LLP

Los Angeles, California

July 1, 2002, except for Notes 2(a) and 4(a),
as to which the date is April 28, 2003

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF

LIONS GATE ENTERTAINMENT CORP

      We have audited the accompanying consolidated balance sheet of Lions Gate Entertainment Corp. as at March 31, 2001 and the consolidated statements of operations, deficit and cash flows for each of the years in the two-year period ended March 31, 2001. These consolidated financial statements are the responsibility of the company’s management, presented in U.S. dollars. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2001 and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2001 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Ontario
June 22, 2001 (except for note 2(a) which as at April 28, 2003)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

LIONS GATE ENTERTAINMENT CORP.

CONSOLIDATED BALANCE SHEETS

	March 31, 2002	March 31, 2001

	(All amounts in thousands of
	United States dollars)
ASSETS
Cash and cash equivalents	$6,641	$6,652
Restricted cash	706	—
Accounts receivable, net of reserve for video returns of $6,342 (2001 — $6,772) and provision for doubtful accounts of $10,794 (2001 — $3,896)	116,941	109,822
Investment in films and television programs	181,002	142,178
Investments subject to significant influence	—	14,542
Discontinued operation	10,000	34,452
Property and equipment, net	31,729	28,048
Goodwill, net of accumulated amortization of $5,643 (2001 — $5,735)	25,048	22,156
Other assets	9,451	12,350
Future income taxes	466	—

	$381,984	$370,200

LIABILITIES
Bank loans	$143,734	$101,354
Accounts payable and accrued liabilities	52,277	48,403
Accrued participations and residuals costs	16,939	23,091
Production loans	23,941	15,254
Long-term debt	47,400	41,862
Deferred revenue	13,818	14,136
Future income taxes	—	480
Minority interests	8,481	777

	306,590	245,357

Commitments and Contingencies
Shareholders’ Equity
Preferred shares, 200,000,000 shares authorized, issued in series, including 1,000,000 series A (11,830 and 12,205 shares issued and outstanding) and 10 series B (10 and 10 shares issued and outstanding) (liquidation preference $30,167)	30,751	29,936
Common stock, no par value, 500,000,000 shares authorized, 43,231,921 and 42,296,838 issued and outstanding	157,675	155,540
Deficit	(105,435)	(54,795)
Cumulative translation adjustments	(7,597)	(5,838)

	75,394	124,843

	$381,984	$370,200

See accompanying notes.

LIONS GATE ENTERTAINMENT CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended	Year Ended	Year Ended
	March 31, 2002	March 31, 2001	March 31, 2000

	(All amounts in thousands of United States dollars,
	except per share amounts)
Revenues	$272,489	$187,650	$184,361

Expenses:
Direct operating	159,907	104,003	151,482
Distribution and marketing	76,245	34,426	—
General and administration	34,668	25,073	21,334
Amortization	4,554	5,695	4,673
Severance and relocation costs	—	—	1,154

Total expenses	275,374	169,197	178,643

Operating Income (Loss)	(2,885)	18,453	5,718

Other Expenses:
Interest on debt initially incurred for a term of more than one year (net of interest income of $0.3 million (2001 — $0.4 million; 2000 — $0.3 million))	9,828	7,716	3,171
Minority interests	1,221	586	889
Unusual losses	1,351	—	—

Total other expenses	12,400	8,302	4,060

Income (Loss) Before Undernoted	(15,285)	10,151	1,658
Gain on dilution of investment in a subsidiary	2,186	—	—

Income (Loss) Before Income Taxes and Equity Interests	(13,099)	10,151	1,658
Income taxes	(321)	2,190	(1,357)

Income (Loss) Before Equity Interests	(13,420)	12,341	301
Write-down and equity interest in investments subject to significant influence	(14,542)	(1,021)	—
Other equity interests	—	—	108

Net Income (Loss) from Continuing Operations	(27,962)	11,320	409
Loss from Discontinued Operations	(18,997)	(5,517)	(4,006)

Net Income (Loss)	(46,959)	5,803	(3,597)
Dividends on Series A preferred shares	(1,592)	(1,660)	(402)
Accretion on Series A preferred shares	(2,089)	(2,071)	(494)

Net Income (Loss) Attributed to Common Shareholders	$(50,640)	$2,072	$(4,493)

Basic and Diluted Income (Loss) Per Common Share:
Income (Loss) from Continuing Operations	$(0.74)	$0.21	$(0.02)
Loss from Discontinued Operations	(0.44)	(0.15)	(0.13)

	$(1.18)	$0.06	$(0.15)

See accompanying notes.

LIONS GATE ENTERTAINMENT CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Series A Preferred		Series B Preferred
	Common Stock		Shares		Shares			Cumulative
								Translation
	Number	Amount	Number	Amount	Number	Amount	Deficit	Adjustments	Total

	(All amounts in thousands of United States dollars, except per share amounts)
Balance at March 31, 1999	30,607,418	$124,948	—	$—	—	$—	$(9,807)	$(4,630)	$110,511
Public offering			13,000	29,431					29,431
5,525,000 warrants issued in conjunction with public offering	—	3,900							3,900
Conversion of Series A preferred shares	795,000	1,686	(795)	(1,686)					—
Exercise of stock options	58,333	165							165
Net income (loss) available to common shareholders							(4,493)		(4,493)
Accretion of Series A preferred shares			—	422					422
Series B preferred shares					10	—			—
Foreign currency translation adjustment								2,478	2,478

Balance at March 31, 2000	31,460,751	130,699	12,205	28,167	10	—	(14,300)	(2,152)	142,414
Effect of adoption of accounting pronouncements							(42,567)		(42,567)
Issued upon acquisition of subsidiary	10,229,837	23,112							23,112
Issued pursuant to a settlement agreement with employee	600,000	1,500							1,500
Exercise of stock options	6,250	9							9
Stock options granted in conjunction with acquisition of a subsidiary	—	220							220
Net income (loss) available to common shareholders							2,072		2,072
Accretion of Series A preferred shares			—	1,769					1,769
Foreign currency translation adjustment								(3,686)	(3,686)

Balance at March 31, 2001	42,296,838	155,540	12,205	29,936	10	—	(54,795)	(5,838)	124,843
Conversion of Series A preferred shares	648,000	1,652	(648)	(1,652)					—
Exercise of stock options	87,083	137							137
Issued pursuant to share bonus plan	200,000	346							346
Stock dividends			273	696					696
Net income (loss) available to common shareholders							(50,640)		(50,640)
Accretion of Series A preferred shares			—	1,771					1,771
Foreign currency translation adjustments								(1,759)	(1,759)

Balance March 31, 2002	43,231,921	$157,675	11,830	$30,751	10	$—	$(105,435)	$(7,597)	$75,394

See accompanying notes.

LIONS GATE ENTERTAINMENT CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of United States dollars)

	Year Ended	Year Ended	Year Ended
	March 31, 2002	March 31, 2001	March 31, 2000

Cash flows from (used in) operating activities:
Net income (loss)	$(46,959)	$5,803	$(3,597)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of property and equipment	3,113	2,200	1,756
Amortization of goodwill	—	1,801	1,681
Write-off of projects in development	826	1,054	582
Amortization of pre-operating costs	615	640	654
Amortization of deferred financing costs	1,177	879	135
Amortization of films and television programs	158,172	102,259	149,815
Gain on dilution of investment in a subsidiary	(2,186)	—	—
Unusual losses	1,351	—	—
Minority interests	1,221	586	889
Write-down and equity interest in investments subject to significant influence	14,542	1,021	—
Discontinued operations	18,997	5,517	4,006
Other equity interest	—	—	(108)
Changes in operating assets and liabilities, excluding the effects of acquisitions:
Accounts receivable	(3,394)	(10,247)	(31,721)
Increase in investment in films and television programs	(202,230)	(138,687)	(177,330)
Other assets	430	(5,350)	(2,224)
Future income taxes	(809)	(3,131)	111
Accounts payable and accrued liabilities	777	(4,840)	10,119
Accrued participations and residuals costs	(6,157)	5,511	10,473
Deferred revenue	(198)	853	5,770

	(60,712)	(34,131)	(28,989)

Cash flows from (used in) financing activities:
Issuance of capital stock	137	9	33,417
Dividends paid on Series A preferred shares	(883)	(1,661)	(402)
Financing fees	(1,239)	(4,572)	(313)
Increase in bank loans	42,715	57,159	1,495
Increase in restricted cash	(719)	—	—
Proceeds from production and distribution loans	28,251	9,229	24,400
Repayments of production and distribution loans	(19,292)	(21,717)	(28,870)
Proceeds from long-term debt	9,017	17,814	2,149
Repayments of long-term debt	(3,152)	(1,717)	(2,820)

	54,835	54,544	29,056

Cash flows from (used in) investing activities:
Minority investment in subsidiary	9,200	—	—
Cash received from investment in Mandalay Pictures, LLC	5,362	—	—
Acquisition of Eaton Entertainment, LLC, net of cash acquired	472	—	—
Acquisition of Sterling Home Entertainment, LLC, net of cash acquired	—	(2,000)	—
Acquisition of Trimark Holdings Inc.	—	(26,016)	—
Purchase of property and equipment	(7,694)	(1,672)	(4,349)

	7,340	(29,688)	(4,349)

Net change in cash and cash equivalents	1,463	(9,275)	(4,282)
Foreign exchange effect on cash	(1,474)	2,623	190
Cash and cash equivalents — beginning of year	6,652	13,304	17,396

Cash and cash equivalents — end of year	$6,641	$6,652	$13,304

See accompanying notes.

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of Operations

      Lions Gate Entertainment Corp. (the “Company” or “Lions Gate”) is a fully integrated entertainment company engaged in the development, production and distribution of feature films, television series, television movies and mini-series, non-fiction programming and animated programming, as well as the management of Canadian-based studio facilities and management services provided to Canadian limited partnerships. As an independent distribution company, the Company also acquires distribution rights from a wide variety of studios, production companies and independent producers.

2.     Significant Accounting Policies

(a) Generally Accepted Accounting Principles

      These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which conforms, in all material respects, with the accounting principles generally accepted in the United States (“U.S. GAAP”), except as described in note 21. The Canadian dollar and the U.S. dollar are the functional currencies of the Company’s Canadian and U.S. based businesses, respectively. These consolidated financial statements were previously expressed in Canadian dollars, with the translation of financial statements of individual entities in accordance with note 2(o).

      Effective April 1, 2002, the Company adopted the United States dollar as its reporting currency as a substantial component of its operations are domiciled in the United States and the dominant market for trading volume of its common stock is on the American Stock Exchange. Prior to April 1, 2002, the Company’s consolidated financial statements were presented and audited in Canadian dollars. These consolidated financial statements and those amounts previously reported in Canadian dollars have been translated from Canadian dollars to United States dollars by translating the assets and liabilities at the rate in effect at the respective balance sheet dates and revenues and expenses at the average rate for the reporting periods. Any resulting foreign exchange gains and losses are recorded as a separate component of shareholders equity. The functional currencies of each of the Company’s operations in the United States and Canada are unchanged.

(b) Principles of Consolidation

      The accompanying consolidated financial statements of Lions Gate Entertainment Corp. (the “Company” or “Lions Gate”) include the accounts of Lions Gate and all of its majority-owned and controlled subsidiaries, with a provision for minority interests, and the Company’s proportionate share of assets, liabilities, revenues and expenses of jointly controlled companies. The Company controls a subsidiary company through a combination of existing voting interests and an ability to exercise various rights under certain shareholder agreements and debentures to acquire common shares.

(c) Accounting Changes

Goodwill

      On November 1, 2001, the Canadian Institute of Chartered Accountants (“CICA”) released Section 3062, “Goodwill and Other Intangible Assets”, to be applied by companies for fiscal years beginning on or after January 1, 2002. Early adoption was permitted for companies with their fiscal year beginning on or after April 1, 2001, provided the first interim period financial statements had not been previously issued. The Company elected to early-adopt CICA 3062 on April 1, 2001. Under CICA 3062, goodwill is no longer amortized but is reviewed annually, or more frequently if impairment indicators arise, for impairment, unless certain criteria have been met, and is similar, in many respects, to Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets”, under U.S. GAAP. In accordance with the adoption provisions of CICA 3062, goodwill is required to be tested

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for impairment on the date of adoption. Under SFAS 142 goodwill is required to be tested for impairment within six months of adoption, as of the beginning of the year. At April 1, 2001 and September 30, 2001, it was determined that the fair value of each of the reporting units was in excess of its carrying value including goodwill and, therefore, no further work was required and an impairment loss was not required. Goodwill is required to be tested for impairment between the annual tests if an event occurs or circumstances change that more-likely-than-not reduce the fair value of a reporting unit below its carrying value. The amortization provisions of CICA 3062 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the amortization and impairment provisions of CICA 3062 are effective upon adoption of CICA 3062. (Refer to note 1(k) for additional information.)

Accounting for Films and Television Programs

      In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 “Accounting by Producers or Distributors of Films” (“SoP 00-2”). SoP 00-2 establishes new accounting standards for producers or distributors of films, including changes in revenue recognition, capitalization and amortization of costs of acquiring films and television programs and accounting for exploitation costs, including advertising and marketing expenses. The Company elected early adoption of SoP 00-2 and retroactively adopted SoP 00-2 effective as of April 1, 2000. The Company also elected to adopt SoP 00-2 for Canadian GAAP purposes. The prior years’ financial statements were not restated, as the effect of the new policy on the prior periods was deemed not reasonably determinable. Accordingly, opening accumulated deficit for the year ended March 31, 2001 was reduced to reflect the cumulative effect of the accounting change in the amount of $40.7 million (net of income taxes of $1.5 million). The principal changes as a result of applying SoP 00-2 are as follows:

      Advertising and marketing costs, which were previously capitalized to investment in films and television programs and amortized using the individual film forecasts method, are now expensed the first time the advertising takes place.

      The capitalization of production costs for episodic television series is limited to revenue that has been contracted for on an episode-by-episode basis until such time as the criteria for recognizing secondary market revenues are met.

      The effect of the change on the income statement for the year ended March 31, 2001 was an increase in net income of approximately $3.6 million. The effect of the change on the balance sheet accounts at March 31, 2000 was to reduce investment in films and television programs relating to advertising costs, the capitalization of production costs for episodic television series and media holdbacks by $13.8 million, $24.0 million and $4.4 million, respectively.

Accounting for Income Taxes

      In December 1997, the CICA released Section 3465, “Income Taxes”, to be applied by companies for fiscal years beginning on or after January 1, 2000. The standard requires recognition of future income tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns, and is similar, in many respects, to SFAS 109, “Accounting for Income Taxes” under U.S. GAAP. Future income taxes are provided for using the liability method. The Company retroactively adopted Section 3465 effective as of April 1, 2000, without restatement of prior years’ financial statements. Prior to adopting the new standard, the Company used the deferral method of accounting for income taxes. The application of Section 3465 resulted in increasing future income tax liabilities by $1.9 million as at April 1, 2000 with an equivalent charge to accumulated deficit. The effect of the change on the income statement for the year ended March 31, 2001 was an increase in the tax

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recovery of $3.7 million due to the benefit recognized of previously unrecognized income tax assets, where realization is judged “more-likely-than-not” in accordance with Section 3465 whereas previously realization had to be based on the concept of “virtual certainty.”

Earnings Per Share

      In December 2000, the Canadian Institute of Chartered Accountants released revised Section 3500, “Earnings per share”. The revised standard requires the use of the treasury stock method for calculating diluted earnings per share, consistent with U.S. GAAP. Previously, fully diluted earnings per share were calculated using the imputed interest method. The Company adopted the new standard for its fiscal 2001 financial statements. The revised section did not impact previously reported losses per share, as there were no significant potentially dilutive common share equivalents outstanding.

(d) Revenue Recognition

      Revenue from the sale or licensing of films and television programs is recognized upon meeting all recognition requirements of SoP 00-2. Revenue from the theatrical release of motion pictures is recognized at the time of exhibition based on the Company’s participation in box office receipts. Revenue from the sale of videocassettes and digital video disks (“DVDs”) in the retail market, net of an allowance for estimated returns, is recognized on the later of shipment to the customer or “street date” (when it is available for sale by the customer). Under revenue sharing arrangements, rental revenue is recognized when the Company is entitled to receipts. For multiple media rights contracts with a fee for a single film or television program where the contract provides for media holdbacks, the fee is allocated to the various media based on management’s assessment of the relative fair value of the rights to exploit each media and is recognized as each holdback is released. For multiple-title contracts with a fee, the fee is allocated on a title-by-title basis, based on management’s assessment of the relative fair value of each title.

      Revenues from television licensing are recognized when the feature film or television program is available to the licensee for telecast.

      Rental revenue from short-term operating leases of studio facilities is recognized over the term of the lease.

      The Company earns fees from management services provided to Canadian limited partnerships, whose purpose is to assist in the financing of films produced in Canada, which are recognized as revenue when the financing is completed.

      Cash payments received are recorded as deferred revenue until all the conditions of revenue recognition have been met.

(e) Restricted Cash

      Restricted cash represents an amount on deposit with a financial institution that is contractually designated for the repayment of a specific bank loan.

(f) Cash and Cash Equivalents

      Cash and cash equivalents include cash and highly liquid debt investments with original maturities of ninety days or less when purchased.

(g) Investment in Films and Television Programs

      Investment in films and television programs includes the unamortized costs of completed films and television programs which have been produced by the Company or for which the Company has acquired

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

distribution rights, an acquired library, films and television programs in progress and projects in development. For films and television programs produced by the Company, these capitalized costs include all production and financing costs, capitalized interest and overhead. For acquired films and television programs, these capitalized costs consist of minimum guarantee payments to acquire the distribution rights.

      Costs of acquiring and producing films and television programs are capitalized and amortized using the individual-film-forecast-computation method, whereby capitalized costs are amortized and ultimate participation and residual costs are accrued in the proportion that current revenue bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or sale of the films or television programs. The acquired film library is being amortized over a period of twenty years.

      Investment in films and television programs is stated at the lower of amortized cost or estimated fair value on an individual film basis. The valuation of investment in films and television programs is reviewed on a title-by-title basis, when an event or change in circumstances indicate that the fair value of a film or television program is less than its unamortized cost. The fair value of the film or television program is determined using management’s future revenue estimates and a discounted cash flow approach. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film or television program. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films and television programs may be required as a consequence of changes in management’s future revenue estimates. The potential effect of future changes in management’s future revenue estimates on net income has not been disclosed in these consolidated financial statements, as the amount is not readily determinable.

      Films and television programs in development include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are transferred to production costs. Projects in development are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, or three years from the date of the initial investment.

(h) Prints, Advertising and Marketing Expenses

      The cost of film prints is included in investment in films and television programs and charged to expense on a straight-line basis over the period of theatrical release.

      The costs of advertising and marketing expenses are expensed the first time the advertising takes place. At March 31, 2002, $1.7 million of capitalized advertising and marketing costs were included in other assets.

(i) Investments Subject to Significant Influence

      Investments in companies over which the Company can exercise significant influence are accounted for using the equity method. The Company’s investments subject to significant influence are periodically reviewed to determine whether there has been a loss in value that is other than a temporary decline. Estimates of net future cash flows on an undiscounted basis are used to assess whether there is a loss in value.

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(j) Property and Equipment

      Property and equipment is carried at cost less accumulated amortization. Amortization is provided for using the following rates and methods:

Buildings	25 years straight-line
Computer equipment and software	2-4 years straight-line and 30% declining balance
Automobiles	30% declining balance
Furniture and equipment	10 years straight-line and 20%-30% declining balance
Leasehold improvements	Over the lease term or the useful life, whichever is shorter

Equipment under capital lease is amortized using the above rates.

      The Company periodically reviews and evaluates the recoverability of property and equipment. Where applicable, estimates of net future cash flows, on an undiscounted basis, are calculated based on future revenue estimates, if appropriate and where deemed necessary, a reduction in the carrying amount is recorded.

(k) Goodwill

      Goodwill is assessed for impairment at least annually or if an event occurs or circumstances change that more-likely-than-not reduce the fair value of a reporting unit below its carrying value. The Company completed impairment tests required under CICA 3062 at April 1, 2001 and under SFAS 142 at September 30, 2001 and determined that the recognition of impairment losses was not necessary, as described in note 6.

(l) Pre-Operating Period Costs

      Pre-operating period costs related to the period before commencement of commercial operations of new businesses are deferred and amortized on a straight-line basis over a period not to exceed five years commencing once the pre-operating period has ended.

(m) Income Taxes

      The Company recognizes future income tax assets and liabilities for the expected future income tax consequences of transactions that have been included in the financial statements or income tax returns. Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities.

      Future income tax assets, after deducting valuation allowances, are recognized to the extent that it is more-likely-than-not that they will be realized in the foreseeable future. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of substantive enactment.

(n) Government Assistance

      The Company has access to several government programs that are designed to assist film and television production and distribution in Canada.

      Federal and provincial refundable income tax credits earned with respect to production expenditures are included in revenue in accordance with the Company’s revenue recognition policy for completed films and television programs. Federal and provincial refundable income tax credits are considered earned when

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the qualifying expenditures have been incurred provided that there is reasonable assurance that the credits will be realized (see note 16).

      Amounts received with respect to the acquisition of distribution rights are recorded as a reduction of investment in films and television programs. Amounts received are repayable on a title-by-title basis once the title has achieved cash break-even to the extent of profit earned on that title. There are no fixed repayment terms, no interest payments and no claims on any assets of the Company or for the recovery of the amount invested, other than those that might be repayable out of future distribution revenue attached to the film rights. To the extent an individual film does not perform to pre-agreed levels, no amounts are repayable by the Company.

      Government assistance toward distribution and marketing expenses is recorded as a reduction of those expenses.

(o) Foreign Currency Translation

      Monetary assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Resulting translation gains and losses are included in the determination of earnings.

      Foreign subsidiary assets and liabilities in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign subsidiary revenue and expense items are translated at the average rate of exchange for the year. Gains or losses arising on the translation of the accounts of foreign subsidiaries are included in cumulative translation adjustments, a separate component of shareholders’ equity.

      Effective April 1, 2000 the Company classified its U.S. operations as self-sustaining following a significant change in the economic status of these operations, including a restructuring of certain operating entities and the ability to self-finance certain operations.

(p) Debt Financing Costs

      Amounts incurred in connection with obtaining debt financing are deferred and amortized, as a component of interest expense, over the term to maturity of the related debt obligation.

(q) Research and Development

      Research and development expenses incurred relating to multimedia products and other interactive software are expensed until all of the following criteria are met: the product is clearly defined and the costs attributable thereto can be identified; the technical feasibility of the product as demonstrated by a working model has been established; a decision has been made to produce and market, or use, the product; the future market for the product is clearly defined; and adequate resources exist, or are expected to be available, to complete the project. All expenses incurred after technological feasibility is established are capitalized to investment in film and will be amortized against future revenues generated from the sale of the resulting products; such capitalized amounts are not significant.

(r) Stock-Based Compensation Plan

      The Company has a stock-based compensation plan, which is described in note 11(c). No compensation expense is recognized for this plan when stock or stock options are issued to employees of the Company, its subsidiaries and equity investees. Consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(s) Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The most significant estimates made by management in the preparation of the financial statements relate to ultimate revenue and costs for investment in films and television programs. Future results could differ from such estimates.

(t) Recent Accounting Pronouncements

Derivative Instruments and Hedging Activities

      On April 1, 2001, the Company adopted SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended in June 2000 by SFAS 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, where the provisions of SFAS 133 were applicable under Canadian GAAP, which requires companies to recognize all derivatives as either assets or liabilities in the balance sheet and measure such instruments at fair value. The adoption of these standards did not have a material impact on the Company’s consolidated financial statements.

(u) Reclassifications

      Certain amounts presented in prior years have been reclassified to conform to the current year’s presentation.

3.     Investment in Films and Television Programs

	March 31,	March 31,
	2002	2001

Films
Released, net of accumulated amortization	$67,298	$43,587
Completed and not released	9,648	—
Acquired library, net of accumulated amortization	38,405	40,135
In progress	5,405	19,470
In development	1,923	3,154

	122,679	106,346

Television Programs
Released, net of accumulated amortization	38,092	15,443
Completed and not released	1,843	—
In progress	15,533	17,269
In development	2,855	3,120

	58,323	35,832

	$181,002	$142,178

      The Company earns revenue from certain productions that have been fully amortized and are not reflected on the balance sheet.

      The Company expects approximately 48% of completed and released films and television programs, net of accumulated amortization will be amortized during the one year period ending March 31, 2003, and

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately 55% of accrued participants’ share will be paid during the one year period ending March 31, 2003.

      Additionally, the Company expects approximately 85% of completed and released films and television programs, net of accumulated amortization will be amortized during the three year period ending March 31, 2005.

      The remaining life of the acquired film library as at March 31, 2002 is 18.5 years.

      Interest capitalized relating to productions during the year ended March 31, 2002 amounted to $2.9 million (2001 — $1.5 million; 2000 — $2.5 million).

4.     Investments Subject to Significant Influence and Discontinued Operation

(a) Mandalay Pictures, LLC (“Mandalay”)

      The Company’s investment in Mandalay was comprised of a 45% common stock interest, and a 100% interest in preferred stock with a stated value of $50.0 million. Lions Gate recorded 100% of the operating losses of Mandalay to March 31, 2002, as it was the sole funder of Mandalay. The Company received $2.5 million on December 19, 2001, and $2.9 million on March 19, 2002 from Mandalay, which amounts were recorded as reductions in the Company’s investment in Mandalay. Pre-operating costs, incurred in fiscal 1998 and fiscal 1999, were being amortized on a straight-line basis of $0.3 million per quarter. Amortization of $1.3 million in the year ended March 31, 2002 (2001 — $1.3 million) has been included in loss from discontinued operations.

      With the authority granted by the Board of Directors, prior to the close of the fourth quarter of fiscal 2002, management committed to a plan to divest its ownership interest in Mandalay. Mandalay was written down to its estimated fair value at March 31, 2002 of $10.0 million taking into account the expiration and non-renewal of Mandalay’s international output agreements on December 31, 2001 and the pending expiration of its production and distribution agreement with Paramount Pictures Corp. in fiscal 2003. Such estimated fair value was supported by cash expected to be received from Mandalay under a prior agreement and estimated proceeds from the sale of the Company’s ownership interest in Mandalay. The resulting write-down of $10.6 million is included as a component of loss from discontinued operations. Subsequent to year end, the Company received distributions of $2.5 million from Mandalay under a prior agreement.

      On November 8, 2002, the Company sold its investment in Mandalay for cash of $4.2 million and an interest bearing convertible promissory note totaling $3.3 million. The note, bearing interest at 6%, is payable $1.3 million on December 31, 2005, $1.0 million on December 31, 2006 and $1.0 million on December 31, 2007. No gain or loss was recorded on the sale as the Company’s carrying value of $7.5 million equaled the sales price.

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Summarized financial information of Mandalay is as follows:

	March 31,	March 31,
	2002	2001

Assets
Restricted cash	$13,648	$21,148
Cash and cash equivalents	4,842	16,113
Accounts receivable	16,215	29,105
Other receivables	—	15,225
Film inventory	86,745	133,127
Due from (to) affiliates	43	(33)
Other assets	39	114

	121,532	214,799

Liabilities
Accounts payable and accrued expenses	4,380	875
Accrued participations and residuals	13,868	9,847
Production and bank loans	47,430	96,212
Contractual obligations	6,846	36,575
Deferred revenue	31,347	41,256

	103,871	184,765

Net assets	$17,661	$30,034

	Year Ended	Year Ended	Year Ended
	March 31,	March 31,	March 31,
	2002	2001	2000

Revenue	$79,672	$42,672	$87,034
Operating expenses	$(84,317)	$(42,910)	$(87,989)
General and administration expenses	$(4,020)	$(5,769)	$(4,165)
Loss before provision for income taxes and cumulative effect of change in accounting principle	$(6,989)	$(4,197)	$(2,710)

      Mandalay is considered a partnership for income tax purposes and contractually, Lions Gate was entitled to access the tax losses of Mandalay. Accordingly, the tax effects attributable to the operating losses of Mandalay were included in the Company’s tax provision.

      Mandalay adopted, on a retroactive basis, SoP 00-2 effective as of April 1, 2000 on a basis consistent with the Company’s adoption of accounting changes as explained in note 2(c). The cumulative adjustment made to the net equity of Mandalay on April 1, 2000 was $3.8 million, net of the benefit of income tax losses attributable to the Company of $nil.

(b) CinemaNow, Inc. (“CinemaNow”)

      During the quarter ended March 31, 2002, CinemaNow advised the Company of its inability to generate sufficient cash flows from operations to sustain its operations over the next twelve months, without raising additional capital. Given the uncertain economic climate and CinemaNow’s recurring losses there can be no assurance that further financing will be forthcoming and as a result, the Company wrote down its investment in CinemaNow to $nil. The write-off of the investment in CinemaNow of

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$13.4 million is disclosed in the statement of operations as a component of write-down and equity interest in investments subject to significant influence. The Company’s investment in CinemaNow is comprised of a 90.1% common stock interest, representing 63% voting and economic interests after taking into account the voting rights held by the holders of preferred shares. The investment in CinemaNow was accounted for using the equity method as the Company did not have the ability to control the strategic operating, investing and financing decisions of CinemaNow as a consequence of the Company’s inability to elect the majority of the board of directors of CinemaNow.

      Prior to the write-off, the Company’s investment in CinemaNow consisted of its 63% share of the economic and voting interests, recorded at the estimated fair value at the time of the Trimark acquisition of $15.6 million, net of the losses of CinemaNow incurred between October 13, 2000 and December 31, 2001. The difference between the net carrying amount of the assets and liabilities of CinemaNow at the date of acquisition and the fair value of the investment had been allocated as follows:

Investment in films and television programs	$2,310
Property and equipment	9,702
Goodwill	3,546
Other assets	5

$15,563

5.     Property and Equipment

		March 31,		March 31,
		2002		2001
		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Land held for leasing purposes	$9,095	$—	$9,199	$—
Buildings held for leasing purposes	15,075	1,877	14,396	1,534
Leasehold improvements	958	322	825	301
Furniture and equipment	3,995	2,168	3,738	1,734
Automobiles	31	23	24	22
Computer equipment and software	6,292	2,443	4,528	1,592
Equipment under capital leases	4,148	1,032	760	239

	$39,594	7,865	$33,470	5,422

Net book value		$31,729		$28,048

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Goodwill

      The net carrying value of goodwill recorded through acquisitions is $25.0 million as at March 31, 2002. Effective April 1, 2001, the Company adopted CICA 3062, which is similar, in many respects, to SFAS 142. This asset will be assessed for impairment at least annually or upon an adverse change in operations. Prior to the adoption of CICA 3062 the assets were amortized using the straight-line method over periods ranging from five to twenty years. The following is the pro forma effect had the years ended March 31, 2001 and 2000 been subject to CICA 3062:

	Year Ended	Year Ended	Year Ended
	March 31,	March 31,	March 31,
	2002	2001	2000

Reported net income (loss)	$(46,959)	$5,803	$(3,597)
Amortization	—	1,801	1,681

Adjusted net income (loss)	$(46,959)	$7,604	$(1,916)

Reported net income (loss) per share	$(1.18)	$0.06	$(0.15)
Amortization per share	—	0.05	0.05

Adjusted net income (loss) per share	$(1.18)	$0.11	$(0.10)

7.     Joint Ventures

Eaton Home Entertainment, LLC (“Eaton”)

      On September 30, 1999 the Company acquired an additional 16.67% interest bringing its total ownership in Eaton at that date to 50%, and resulting in Eaton becoming a jointly controlled company. Under the agreement the partner’s cumulative share of earnings up to September 30, 1999 was paid out in cash. This amounted to $0.1 million and was paid directly from Eaton. Between September 30, 1999 and December 20, 2001 the Company accounted for its investment in Eaton using the proportionate consolidation method. Prior to September 30, 1999, the Company held a 33.33% interest in Eaton and accounted for the investment using the equity method.

      On December 20, 2001 the Company acquired the remaining 50% interest in Eaton for total consideration of $0.1 million, and discontinued the separate operations of Eaton. The Company recorded an unusual loss of $0.8 million relating to the non-continuing assets acquired in the transaction.

Sterling Home Entertainment, LLC (“Sterling”)

      On November 27, 2000, the Company acquired the remaining 50% interest in Sterling for total consideration of $2.8 million. The acquisition was accounted for as a purchase, with the incremental 50% of the results of the acquired company consolidated from November 27, 2000 onwards. Goodwill arising on the acquisition amounted to $1.1 million. Prior to November 27, 2000 the Company had accounted for its investment in Sterling using the proportionate consolidation method.

      The Company’s share of the assets, liabilities, revenues, expenses, net income and cash flows of the joint ventures has not been disclosed as the amounts are not significant.

8.     Bank Loans

      The Company has a $175 million (2001 — $175 million) U.S. dollar-denominated revolving credit facility, a $25 million (2001 — $25 million) Canadian dollar-denominated revolving credit facility, a

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$1.25 million (2001 — $1.3 million) operating line of credit and $3.1 million (2001 $2.9 million) in demand loans.

      As at March 31, 2002, a total of $139.9 million (2001 — $97.4 million) was drawn on the revolving credit facilities. The revolving credit facilities expire on September 25, 2005. The U.S. dollar-denominated revolving credit facility bears interest at U.S. prime (4.75% at March 31, 2002) plus 1.5% or LIBOR (weighted average of 1.86% at March 31, 2002) plus 2.5% and the Canadian dollar-denominated revolving credit facility bears interest at Canadian prime (3.75% at March 31, 2002) plus 1.5% or Bankers Acceptances (weighted average of 2.12% at March 31, 2002) plus 2.5%. The availability of funds under the revolving credit facilities is limited by the borrowing base, which is calculated on a monthly basis. The borrowing base assets at March 31, 2002 totaled $152.1 million (2001 — $120.1 million ). The Company is required to pay a monthly commitment fee of 0.375% on the total revolving credit facilities of $200.0 million less the total amount drawn. Right, title and interest in and to all personal property of Lions Gate Entertainment Corp. and Lions Gate Entertainment Inc. is being pledged as security for the revolving credit facilities. The revolving credit facilities restrict the Company from paying cash dividends on its common shares.

      The operating line of credit of a subsidiary expires on July 31, 2002 and bears interest at Canadian prime plus 1%. Management of the subsidiary expects the facility to be extended. As at March 31, 2002, $0.7 million (2001 — $1.1 million) was drawn on the operating line of credit. The carrying value of certain accounts receivable, investment in films and television programs and capital assets totaling $1.9 million at March 31, 2002 (2001 — $3.7 million) is being pledged as security for the operating line of credit.

      Demand loans in the amount of $0.7 million bear interest at Canadian prime, $0.2 million bear interest at Canadian prime plus 2% and $2.2 million bear interest at Canadian prime plus 4%. Certain accounts receivable, guarantees from shareholders of a subsidiary in the amount of $1.0 million, a corporate guarantee provided by Lions Gate Entertainment Corp. in the amount of $0.3 million (2001 — $1.0 million), and restricted cash in the amount of $0.7 million are provided as security for the demand loans.

      The weighted average interest rate on bank loans at March 31, 2002 was 5.18% (2001 — 8.06%; 2000 — 9.02%).

9.     Production Loans

      Production loans consist of bank demand loans bearing interest at various rates between Canadian prime and 9.25%. Rights to certain films and television programs, a floating charge on certain book debts, certain film rights, and certain tangible assets and an assignment of all expected future revenue from exploitation of certain films and television programs have been provided as collateral. The carrying value of investment in films and television programs relating to these motion pictures was $31.1 million at March 31, 2002 (2001 — $14.1 million). Federal and provincial film tax credits receivable with a carrying value of $9.8 million at March 31, 2002 (2001 — $15.9 million), accounts receivable in the amount of $1.3 million at March 31, 2002 (2001 — $nil), guarantees from SODEC (Société de Développement des Enterprises Culturelles), and general security agreements are also provided as collateral for certain of the loans. Of the outstanding amount, $11.1 million (2001 — $2.9 million) is repayable in U.S. dollars.

      The weighted average interest rate on production loans at March 31, 2002 was 5.37% (2001 — 8.18%; 2000 — 8.34%).

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.     Long-Term Debt

	March 31,	March 31,
	2002	2001

Obligations under capital leases, bearing interest at 8.47% to 20.69%, due fiscal 2003, 2004 and 2005, with certain equipment provided as collateral	$2,930	$312
Loans bearing interest at 5.75% to Canadian prime plus 2%, due in fiscal 2003 and 2005, with certain equipment provided as collateral	630	1,023
Promissory notes, bearing interest at 6.0%, due July 31, 2003. The outstanding principal is convertible at the option of the holder into common shares of the Company at Cdn$8.10 per share	10,342	10,459
Loans bearing interest at Canadian prime plus 1.75%, due in 2003, and 2004, with guarantees from SDI (Société de Développement Industriel de Québec)	13	21
Loans bearing interest at 6.47% to 7.51%, due in fiscal 2004, 2005 and 2008, with property, building and equipment with carrying values of approximately $22.6 million provided as collateral	13,083	12,818
Loans bearing interest at Canadian prime plus 1%, repayable on demand and due fiscal 2003 and fiscal 2005, with income tax credits receivable up to $0.8 million provided as collateral	563	671
Non-interest bearing convertible promissory note issued on the acquisition of a subsidiary	—	343
Non-interest bearing sales guarantees, due fiscal 2004 and 2005	19,839	16,215

	$47,400	$41,862

      Non interest-bearing sales guarantees represent amounts due under production financing arrangements whereby the Company has contracted with a third party and the third party has financed 100% of the production budgets for certain films, and in turn the Company retains the worldwide distribution rights for a period of at least twenty-five years. The Company has guaranteed to repay minimum amounts at the dates indicated. Under the terms of the arrangement, the third party is entitled to participate in future net revenue after deduction of certain specified items including, without limitation, distribution fees payable to the Company and distribution expenses paid by the Company. A subsidiary of the Company was out of compliance with one financial covenant under each of the $2.9 million obligations under capital leases and $0.6 million loans at March 31, 2002, for which waivers have been received.

11.     Capital Stock

     (a) Series A Preferred Shares and Share Warrants

      On December 21, 1999, the Company issued 13,000 units at a price of $2,550 per unit. Each unit consisted of one 5.25% convertible, non-voting (except for the right to elect between one and three directors, depending on the number of preferred shares outstanding) redeemable Series A preferred share and 425 detachable common share purchase warrants (for a total of 5,525,000 common share purchase warrants). The proceeds received on the offering were allocated as follows: common share purchase warrants were valued at fair value, using the Black-Scholes option pricing model, of $0.706 per warrant or $3.9 million (which have been included in common stock in the consolidated statements of equity); conversion features were valued at fair value, using the Black-Scholes option pricing model, of $3.4 million; and the basic preferred shares were valued at the residual value of $25.9 million. The basic preferred shares and the conversion option are presented on a combined basis in the consolidated statements of equity. The preferred shares are entitled to cumulative dividends, as and when declared by

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Board, payable semi-annually on the last day of March and September of each year. The Company may pay the dividends in cash or additional preferred shares. On September 30, 2001, the Company declared and paid cash dividends of $0.8 million or $66.94 per share. On March 31, 2002 the Company declared dividends of $0.8 million or $66.94 per share, which were paid in cash and additional preferred shares. The Company issued 273 preferred shares with a value of $0.7 million. The number of shares to be issued was calculated by using the semi-annual dividend rate of 2.625% multiplied by the number of outstanding preferred shares at March 31, 2002, less applicable withholding taxes. The withholding taxes and fractional shares were paid in cash of $0.1 million. The preferred shares have a liquidation preference entitling each holder to receive an amount equal to $2,550 per share plus the cumulative amount of all dividends accrued and unpaid. Each holder of the preferred shares may convert all, but not less than all, of the preferred shares at any time into common shares at a rate of 1,000 common shares for each preferred share, subject to certain anti-dilution adjustments. During the years ended March 31, 2002, and 2000, 648 and 795 preferred shares were converted, respectively. On or after January 1, 2003, the Company may convert the preferred shares, in whole or in part, to common shares on the same terms as the holders, subject to certain conditions.

      The Company may redeem the preferred shares, in whole or part, on or after January 1, 2005 for a cash payment of 105% of the stated value of $2,550 per share plus accrued and unpaid dividends up to the date of redemption. A holder has a right to require redemption of all, but not less than all, of the preferred shares, for a cash payment of 100% of the stated value of $2,550 per share in the event that the composition of the Board of Directors ceases to be in compliance with certain provisions relating to the nomination and election of up to three directors. Management believes the occurrence of such an event is remote.

      The difference between the initial carrying value of the preferred shares of $25.9 million and the redemption price of $34.8 million is being accreted as a charge to accumulated deficit over the five-year period from the date of issuance to the first available redemption date.

      The Company’s Series A preferred shares have been included in shareholders’ equity as the terms of the instrument do not provide a probable contractual obligation under which the Company would be required to transfer cash or other financial instruments to the holders under terms that would be potentially unfavourable to the Company.

      Each share purchase warrant entitles the holder to purchase one common share at a price of $5.00. The warrants expire on January 1, 2004, and are not transferable except with the consent of the Company.

     (b) Series B Preferred Shares

      As a condition of the purchase of a subsidiary, on October 13, 2000, the Company issued ten shares at $10 per share to the principal shareholder of Trimark. The shares are nontransferable and are not entitled to dividends. The shares are nonvoting except that the holder, who was a principal of the subsidiary acquired, has the right to elect himself to the Board of Directors. The shares are redeemable by the Company if certain events occur. The shares have a liquidation preference equal to the stated value of $10 per share.

     (c) Stock-Based Compensation Plan

      The shareholders have approved an Employees’ and Directors’ Equity Incentive Plan (the “Plan”) that provides for the issue of up to 8.0 million common shares of the Company to eligible employees, directors and service providers of the Company and its affiliates. Of the 8.0 million common shares allocated for issuance, up to a maximum of 250,000 common shares may be issued as discretionary bonuses in accordance with the terms of a share bonus plan. As of March 31, 2002, no shares have been

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issued under the share bonus plan. The Board of Directors approved an additional 1.4 million options to be issued outside of the Plan to a certain principal of a subsidiary upon acquisition of that subsidiary. These shares were issued in fiscal 2001 and are included in the total number of share options granted and outstanding at March 31, 2002.

      The Plan authorizes the granting of options to purchase shares of the Company’s common stock at an option price at least equal to the weighted average price of the shares for the five trading days prior to the grant. The options generally vest with the recipient within three years of grant, and have a maximum term of five years.

      On November 13, 2001 the Board of Directors of the Company resolved that 750,000 options, granted to certain officers of the Company, to purchase shares of the Company’s common stock be revised to entitle the holders to receive cash only and not common shares. The amount of cash received will be equal to the amount that the twenty day average trading price prior to the exercise notice date exceeds the option price of $5.00 multiplied by the number of options exercised. These revised options are not considered part of the Plan.

      Changes in share options granted and outstanding for fiscal 2000, 2001 and 2002 were as follows:

		Weighted Average
	Number of Shares	Exercise Price

Outstanding at March 31, 1999	3,412,790	$3.65
Granted	1,157,500	4.01
Exercised	(58,333)	2.82
Forfeited	(575,213)	4.58
Expired	(167,081)	3.72

Outstanding at March 31, 2000	3,769,663	3.77
Granted	5,887,334	2.76
Exercised	(6,250)	1.46
Forfeited	(149,501)	2.98
Expired	(605,829)	3.22

Outstanding at March 31, 2001	8,895,417	3.06
Granted	1,000,498	2.73
Exercised	(87,083)	1.51
Forfeited	(979,839)	4.57
Expired	(660,831)	3.27

Outstanding at March 31, 2002	8,168,162	$2.82

      Outstanding and exercisable options at March 31, 2002 were as follows:

	Weighted Average
	Remaining Contractual
	Life of Outstanding
Price Range	Options	Outstanding	Exercisable

$1.44	2.34 Years	120,000	79,998
$2.51 to $3.45	2.80 Years	7,648,162	2,965,644
$4.00	3.19 Years	400,000	—

	2.81 Years	8,168,162	3,045,642

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.     Acquisitions

Trimark Holdings Inc. (“Trimark”)

      On October 13, 2000, the Company acquired the shares of Trimark for total consideration of $49.6 million consisting of $22.0 million cash, 10,229,837 common shares with a fair value of $23.6 million and acquisition costs of $4.0 million. At March 31, 2002 the remaining liabilities under the restructuring costs totaled $0.6 million. The acquisition was accounted for as a purchase, with the results of operations of the acquired company consolidated from October 13, 2000 onwards. Goodwill arising on the acquisition amounted to $7.9 million. In fiscal 2002 the allocation of the fair value of the consideration was amended resulting in a decrease in investment in films and television programs, an increase in goodwill and a decrease in accounts payable and accrued liabilities of $3.6 million, $2.3 million and $1.5 million respectively.

Identifiable assets acquired:
Accounts receivable	$20,561
Investment in films and television programs	53,985
Investment in CinemaNow	15,563
Property and equipment	264
Other assets	914

91,287

Liabilities assumed:
Bank loans	37,750
Accounts payable	13,915
Deferred revenue	405
Future income taxes	773

52,843

Net assets acquired:	38,444
Previously unrecognized income tax assets of the Company	3,040

$41,484

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The supplemental unaudited consolidated statement of operations presented below illustrates the results of operations of the Company assuming the acquisition of Trimark had occurred at the beginning of the period ended March 31, 2000:

	March 31, 2001	March 31, 2000

	Unaudited
Revenue	$232,584	$277,278
Expenses:
Direct operating	142,411	229,933
Distribution and marketing	36,876	—
General and administration	36,096	33,750
Amortization	6,689	5,021

Total expenses	222,072	268,704

Operating Income	10,512	8,574

Other Expenses:
Interest	9,791	4,913
Minority interests	586	889
Unusual losses	—	1,154

Total other expenses	10,377	6,956

Income Before Income Taxes and Equity	135	1,618
Income taxes	1,456	(589)

Income Before Equity Interests	1,591	1,029
Equity interest in Mandalay	(5,517)	(4,006)
Equity interest in CinemaNow	(1,334)	—
Other equity interests	—	108

Net Loss	$(5,260)	$(2,869)

Basic and Diluted Loss per Common Share	$(0.25)	$(0.12)

13.     Gain

      On July 10, 2001, a third party invested $9.2 million in a subsidiary of the Company to obtain a 35% interest. The gain on dilution of the Company’s investment was $2.2 million (net of income taxes of $nil) and resulted in a decrease of $0.1 million in goodwill.

14.     Income Taxes

      Income before income taxes and equity interests by tax jurisdiction is as follows:

	Year Ended	Year Ended	Year Ended
	March 31,	March 31,	March 31,
	2002	2001	2000

Canada	$10,046	$3,560	$4,476
United States	(23,145)	6,591	(2,818)

	$(13,099)	$10,151	$1,658

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The provision for (recovery of) income taxes is as follows:

	Year Ended	Year Ended	Year Ended
	March 31,	March 31,	March 31,
	2002	2001	2000

Current	$1,279	$1,489	$1,024
Future	(958)	—	333
Adjustments to opening future income tax valuation allowances following change in circumstances	—	(3,679)	—

	$321	$(2,190)	$1,357

Canada
Current	$1,279	$939	$1,024
Future	—	—	333

	1,279	939	1,357

United States
Current	—	550	—
Future	(958)	(3,679)	—

	(958)	(3,129)	—

Total	$321	$(2,190)	$1,357

      The Company’s provision for income tax expense differs from the provision computed at statutory rates as follows:

	Year Ended	Year Ended	Year Ended
	March 31,	March 31,	March 31,
	2002	2001	2000

Income tax expense (recovery) computed at Canadian combined federal and provincial statutory rates	$(20,240)	$4,606	$739
Foreign and provincial operations subject to different income tax rates	1,592	(403)	(44)
Expenses not deductible for income tax purposes	221	809	586
Write-off of investments subject to significant influence	10,155	—	—

Tax benefits received from Mandalay	—	(4,016)	—
Increase (decrease) of valuation	8,585	(3,678)	(432)
Minority interests	481	211	397
Other	(473)	281	111

	$321	$(2,190)	$1,357

      The Company has certain income tax loss carry-forwards, the benefits of which have not yet been recognized and an estimated evaluation allowance has been provided for in the financial statements. These income tax loss carry-forwards amount to approximately Cdn$45.4 million ($28.5 million) for Canadian

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

income tax purposes, and $38.1 million for U.S. income tax purposes. The expiration dates of these losses, which are available to reduce future taxable income in each country, are as follows:

	Canada	United States

	Cdn$	U.S.$
Year ending March 31, 2003	$1,469	$—
2004	2,486	300
2005	294	—
2006	4,776	—
2007	4,186	—
2008	26,445	—
2009	5,742
2019	—	7,900
2020	—	11,600
2021	—	1,500
2022		16,831

	$45,398	$38,131

      Following are the components of the Company’s future income tax assets at March 31:

	March 31,	March 31,
	2002	2001

Canada
Assets
Net operating losses	$10,347	$11,482
Accounts payable	191	193
Other assets	176	473
Valuation allowance	(7,882)	(9,740)

	2,832	2,408
Liabilities
Investment in films and television programs	(1,911)	(1,090)
Property and equipment	(921)	(1,318)

Net Canada	—	—

United States
Assets
Net operating losses	$8,572	$4,634
Accounts payable	3,818	4,217
Other assets	1,012	938
Investment in Mandalay	9,169	6,689
Valuation allowance	(14,831)	(4,086)

	7,740	12,392
Liabilities
Investment in films and television programs	(1,566)	(7,099)
Investment in CinemaNow	(5,708)	(5,773)

Net United States	466	(480)

Total	$466	$(480)

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has recorded a partial valuation allowance against its Canadian future tax assets based on the extent to which it is not more-likely-than-not that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets. The valuation allowances recorded against Canadian and United States future income tax assets decreased by $1.8 million and increased by $10.7 million, respectively, during fiscal 2002. Realization of the future tax benefit is based on the Company’s ability to generate taxable income in the applicable jurisdictions within a one year period. It is reasonably possible that changes in circumstances could occur in the future requiring a significant adjustment to the amount of the valuation allowances against future income tax assets.

      The amount of unrecognized future income tax liability for temporary differences related to the Company investments in United States subsidiaries and its equity investee Mandalay, which are not expected to reverse in the foreseeable future, is $2.6 million (2001 — $2.5 million).

15.     Income (Loss) per Common Share

	Year Ended	Year Ended	Year Ended
	March 31,	March 31,	March 31,
	2002	2001	2000

Basic income (loss) per common share is calculated as follows:
Numerator:
Net income (loss) attributed to common shareholders	$(50,640)	$2,072	$(4,493)

Denominator:
Weighted average common shares outstanding (number/’000s)	42,753	36,196	30,665

Basic and diluted income (loss) per common share	$(1.18)	$0.06	$(0.15)

      Options to purchase 8,168,162 common shares (2001 — 8,895,417 common shares, 2000 — 3,769,663 common shares) at an average price of $2.82 (2001 — $3.06, 2000 — $3.77) and share purchase warrants to purchase 5,525,000 common shares (2001 — 5,525,000 common shares, 2000 — 5,525,000 common shares) at an exercise price of $5.00 (2001 — $5.00, 2000 — $5.00) were outstanding during the year. 11,830 Series A preferred share units which are each convertible into 1,000 common shares for no additional consideration were outstanding at March 31, 2002 (2001 — 12,205 units). Additionally, convertible promissory notes with a principal amount of $10.4 million were outstanding at March 31, 2002 (2001 — $10.5 million; 2000 — $11.4 million). These notes are convertible into common shares at a price of Cdn$8.10 per share. Under the “if converted” method of calculating diluted earnings per share, the share purchase options, the share purchase warrants, the Series A preferred shares and the convertible promissory notes were anti-dilutive in each of the years presented and were not reflected in diluted earnings per share.

16.     Government Assistance

      Revenue includes tax credits earned totaling approximately $16.4 million (2001 — $12.1 million; 2000 — $16.3 million). Accounts receivable at March 31, 2002 includes $23.5 million with respect to government assistance (2001 — $22.8 million).

      Investment in films and television programs as at March 31, 2002 includes a reduction of $2.3 million with respect to government assistance for acquisition of certain programs, which represents management’s estimate of the future liability relating to government assistance, taking into consideration future revenue estimates, net of repaid amounts. This government assistance is repayable in whole or in part based on

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

profits generated by certain individual film and television programs, and is forgivable in the event that the individual film and television programs do ultimately not generate sufficient profits.

      Distribution and marketing expenses include a reduction of $0.8 million (2001 — $0.7 million; 2000 — $0.4 million) with respect to government assistance towards print and advertising expenses.

      The Company is subject to routine inquiries and review by Regulatory authorities of its various incentive claims which have been received or are receivable. Adjustments of claims, if any, as a result of such inquiries or reviews, will be recorded at the time of such determination.

17.     Segment Information

      The Company has five reportable business segments: Motion Pictures; Television; Animation; Studio Facilities; and CineGate. The Company’s reportable business segments are strategic business units that offer different products and services, and are managed separately.

      Motion Pictures consists of the development and production of feature films, acquisition of North American and worldwide distribution rights, North American theatrical, video and television distribution of feature films produced and acquired and worldwide licensing of distribution rights to feature films produced and acquired.

      Television consists of the development, production and worldwide distribution of television productions including television series, television movies and mini-series and non-fiction programming.

      Animation consists of the development, production and worldwide distribution of animated and live action television series, television movies and feature films.

      Studio Facilities consists of management of an eight-soundstage studio facility in Vancouver, Canada. Rental revenue is earned from soundstages, office and other services such as furniture, telephones and lighting equipment to tenants that produce or support the production of feature films, television series, movies and commercials. Tenancies vary from a few days to five years depending on the nature of the project and the tenant.

      CineGate provides management services to Canadian limited partnerships, including accessing tax credits to finance production in Canada. CineGate ceased operations in fiscal 2002 upon the recission of the tax shelter business by the Canadian government.

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Segmented information by business is as follows:

	Year Ended	Year Ended	Year Ended
	March 31,	March 31,	March 31,
	2002	2001	2000

Revenues
Motion Pictures	$160,552	$115,652	$99,850
Television	70,710	47,508	55,569
Animation	35,485	19,719	24,210
Studio Facilities	4,243	3,678	4,732
CineGate	1,499	1,093	—

	$272,489	$187,650	$184,361

Direct operating expenses
Motion Pictures	$65,977	$48,951	$81,176
Television	64,562	39,198	50,465
Animation	27,633	14,110	18,174
Studio Facilities	1,735	1,744	1,667
CineGate	—	—	—

	$159,907	$104,003	$151,482

Distribution and marketing expenses
Motion Pictures	$75,391	$34,250	$—
Television	606	176	—
Animation	248	—	—
Studio Facilities	—	—	—
CineGate	—	—	—

	$76,245	$34,426	$—

General and administration expenses
Motion Pictures	$19,712	$15,315	$11,000
Television	3,424	3,586	5,449
Animation	2,635	1,847	1,764
Studio Facilities	220	187	186
Corporate	8,677	4,138	2,935

	$34,668	$25,073	$21,334

      Revenue by geographic location, based on the location of the customers, is as follows:

	Year Ended	Year Ended	Year Ended
	March 31,	March 31,	March 31,
	2002	2001	2000

Canada	$50,911	$38,047	$47,611
United States	180,565	117,877	89,331
Other foreign	41,013	31,726	47,419

	$272,489	$187,650	$184,361

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Assets by geographic location are as follows:

	March 31,	March 31,
	2002	2001

Canada	$116,807	$212,342
United States	265,177	157,858

	$381,984	$370,200

18.     Commitments and Contingencies

      (a) Future minimum annual commitments under contractual obligations and commercial commitments as of March 31, 2002 are as follows:

	2003	2004	2005	2006	2007	Thereafter	Total

Contractual Obligations:
Long-term debt	$2,525	$41,546	$957	$1,287	$—	$1,085	$47,400
Operating leases	2,811	2,424	2,111	1,512	1,117	1,599	11,574
Employment contracts	3,942	2,265	—	—	—	—	6,207
Unconditional purchase obligations	16,814	3,210	—	—	—	—	20,024
Distribution and marketing commitments	4,888	—	—	—	—	—	4,888

	30,980	49,445	3,068	2,799	1,117	2,684	90,093
Other Commercial Commitments:
Production guarantee	100	—	—	—	—	—	100
Corporate guarantee	314	—	—	—	—	—	314

	$31,394	$49,445	$3,068	$2,799	$1,117	$2,684	$90,507

      Unconditional purchase obligations relate to the purchase of film rights for future delivery and advances to producers.

      Production guarantees relate to guarantees for bank loans used to finance production costs of unrelated production companies, which have been provided by a subsidiary of the Company in the normal course of business.

      Corporate guarantee relates to a guarantee the Company has provided for a demand loan to a subsidiary up to Cdn$500,000.

      (b) The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings, or any amount which the Company might be required to pay by reason thereof, would have a material adverse effect on the financial condition or future results of the Company.

      (c) The Company incurred rental expense of $2.6 million during the year ended March 31, 2002 (2001 — $2.0 million, 2000 — $1.3 million).

      (d) The Company subleases two locations, which expire on January 31, 2003 and November 30, 2003. Sublease revenue of $0.9 million is expected to be earned in fiscal 2003 and $0.3 million is expected to be earned in fiscal 2004.

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.     Financial Instruments

(a) Credit Risk

      Accounts receivable includes amounts receivable from Canadian governmental agencies in connection with government assistance for productions as well as amounts due from customers. Amounts receivable from governmental agencies amounted to 20.0% of total accounts receivable at March 31, 2002 (2001 — 19.0%). Concentration of credit risk with the Company’s customers is limited due to the Company’s customer base and the diversity of its sales throughout the world. The Company performs ongoing credit evaluations and maintains a provision for potential credit losses. The Company generally does not require collateral for its trade accounts receivable.

(b) Forward Contracts

      The Company has entered into foreign exchange contracts to hedge future production expenses denominated in Canadian, Australian and New Zealand dollars. Gains and losses on the foreign exchange contracts are capitalized and recorded as production costs when the gains and losses are realized. As at March 31, 2002, the Company had contracts to sell $10.1 million in exchange for Cdn$16.3 million over a period of nine months at a weighted average exchange rate of Cdn$1.5952. During the year, the Company completed foreign exchange contracts denominated in Australian and New Zealand dollars. The net loss resulting from the completed contracts amounted to $nil. These contracts are entered into with a major financial institution as counterparty. The Company is exposed to credit loss in the event of nonperformance by the counterparty, which is limited to the cost of replacing the contracts, at current market rates. The Company does not require collateral or other security to support these contracts. Unrecognized gains as at March 31, 2002 amounted to $0.3 million.

20.     Supplementary Cash Flow Statement Information

      (a) Common shares issued in fiscal 2001 in conjunction with a business combination in the amount of $23.1 million are on a non-cash basis and are, therefore, excluded from the consolidated statement of cash flows.

      (b) Interest paid during the year ended March 31, 2002 amounted to $12.0 million (2001 — $6.9 million; 2000 — $4.8 million).

      (c) Income taxes paid during the year ended March 31, 2002 amounted to $0.9 million (2001 — $1.7 million; 2000 — $0.3 million).

21.     Reconciliation to United States GAAP

      The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The material differences between the accounting policies used by the Company under Canadian GAAP and U.S. GAAP are disclosed below in accordance with the provisions of the Securities and Exchange Commission.

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under U.S. GAAP, the net loss and loss per share figures for the years ended March 31, 2002, 2001 and 2000, and the shareholders’ equity as at March 31, 2002 and 2001 are as follows:

	Net Income (Loss)
				Shareholders’ Equity
	Year Ended	Year Ended	Year Ended
	March 31,	March 31,	March 31,	March 31,	March 31,
	2002	2001	2000	2002	2001

As reported under Canadian GAAP	$(46,959)	$5,803	$(3,597)	$75,394	$124,843
Equity interest in loss of Mandalay(a)	3,074	773	1,282	—	(3,074)
Adjustment for capitalized pre-operating costs(b)	370	370	614	(1,717)	(2,087)
Restructuring costs(c)	—	(1,145)	—	(1,145)	(1,145)
Accounting for income taxes(d)	—	—	—	1,900	1,900
Presentation of Series A preferred Shares outside shareholders equity(e)	—	—	—	(27,884)	(26,879)

Net income (loss) before accounting change/shareholders’ equity under U.S. GAAP	(43,515)	5,801	(1,701)	46,548	93,558
Cumulative effect of accounting changes, net of income taxes(f)	—	(40,667)	—	—	—

Net loss/shareholders’ equity under U.S. GAAP	(43,515)	(34,866)	(1,701)	46,548	93,558
Adjustment to cumulative translation adjustments account (net of tax of $nil)(g)	(1,759)	(3,686)	2,478	—	—
Other comprehensive loss (net of tax of $nil)(g)	(259)	—	—	(259)	—

Comprehensive loss attributable to common shareholders under U.S. GAAP	$(45,527)	$(38,552)	$777	$46,289	$93,558

Basic and diluted income (loss) per common share under U.S. GAAP before accounting change	$(1.09)	$0.08	$(0.09)

Basic and diluted loss per common share under U.S. GAAP	$(1.09)	$(1.04)	$(0.09)

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Reconciliation of movement in Shareholders’ Equity under U.S. GAAP:

	March 31,	March 31,	March 31,
	2002	2001	2000

Balance at beginning of the year	$93,558	$110,001	$102,315
Increase in capital stock	1,179	24,841	7,619
Dividends paid on preferred shares	(1,592)	(1,660)	(402)
Accretion on preferred shares(e)	(1,323)	(1,072)	(308)
Net loss under U.S. GAAP	(43,515)	(34,866)	(1,701)
Adjustment to cumulative translation adjustments account	(1,759)	(3,686)	2,478
Other comprehensive loss	(259)	—	—

Balance — end of the year	$46,289	$93,558	$110,001

(a) Equity Interest in Loss of Mandalay

      The Company accounts for Mandalay using the equity method. As described in note 4, under Canadian GAAP, pre-operating costs incurred by Mandalay were deferred and were amortized to income to December 31, 2001. Under U.S. GAAP, all start-up costs are required to be expensed as incurred. The amounts are presented net of income taxes of $0.5 million (2001 — $0.5 million; 2000 — $nil).

(b) Accounting for Capitalized Pre-Operating Period Costs

      Under Canadian GAAP, the Company deferred certain pre-operating costs related to the launch of the television one-hour series business amounting to $3.1 million. This amount is being amortized over five years commencing in the year ended March 31, 2000. Under U.S. GAAP, all start-up costs are to be expensed as incurred. The amounts are presented net of income taxes of $0.2 million (2001 — $0.2 million; 2000 — $nil).

(c) Accounting for Business Combinations

      Under Canadian GAAP prior to January 1, 2001, costs related to activities or employees of an acquiring company were considered in the purchase price allocation. In fiscal 2001, the Company included $1.4 million of such costs in the purchase price for a subsidiary. Under U.S. GAAP, costs related to the acquiring Company must be expensed as incurred. The amount is presented net of income taxes of $0.3 million.

(d) Accounting for Income Taxes

      Under Canadian GAAP commencing in the year ended March 31, 2001, the Company used the asset and liability method to recognize future income taxes which is consistent with the U.S. GAAP method required under SFAS 109 except that Canadian GAAP requires use of the substantively enacted tax rates and legislation, whereas U.S. GAAP only permits use of enacted tax rates and legislation. For the year ended March 31, 2000, the Company used the deferral method for accounting for deferred income taxes, which differs from the requirements of SFAS 109. The use of substantively enacted tax rates under Canadian GAAP to measure future income tax assets and liabilities resulted in an increase in Canadian net future income tax assets (before valuation allowances) by $0.2 million (2001 — $1.5 million), with a corresponding increase in valuation allowances by $0.2 million (2001 — $1.5 million).

      SFAS 109 requires deferred tax assets and liabilities be recognized for temporary differences, other than non-deductible goodwill, arising in a business combination. In the year ended March 31, 2000, under

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. GAAP, goodwill was increased to reflect the additional deferred tax liability resulting from temporary differences arising on the acquisition of Lions Gate Studios in fiscal 1999. Under Canadian GAAP, the Company did not restate income taxes for years prior to March 31, 2001, accordingly, there is a difference in the carrying amount of goodwill arising in the business combination of $1.9 million as at March 31, 2002 (March 31, 2001 — $1.9 million).

(e) Accretion on Preferred Shares

      Under Canadian GAAP, the Company’s preferred shares have been included in shareholders’ equity as the Company considers the likelihood of redemption by the holders to be remote. Under U.S. GAAP, the preferred shares would be presented outside of shareholders equity.

      As explained in note 11(b), under Canadian GAAP, the fair value of the basic preferred shares was determined using the residual value method after determining the fair value of the common share purchase warrants and the preferred share conversion feature. Under U.S. GAAP, the carrying amount of the preferred shares at the date of the offering of $27.6 million is the residual value arrived at by taking the $33.2 million proceeds less the fair value of the share purchase warrants of $3.9 million less share issue costs of $1.7 million.

      Under Canadian GAAP, the difference between the carrying amount and the redemption value of $32.3 million is being accreted as a charge to accumulated deficit on a straight-line basis over five years whereas, under U.S. GAAP, the difference is being accreted using the effective interest method over five years.

(f) Accounting changes

      In the year ended March 31, 2001, the Company elected early adoption of SoP 00-2. Under Canadian GAAP, the one-time after-tax adjustment for the initial adoption of SoP 00-2 was made to opening accumulated deficit. Under SoP 00-2, the cumulative effect of changes in accounting principles caused by adopting the provisions of SoP 00-2 should be included in the determination of net earnings for GAAP purposes. The cumulative effect of the adjustment comprises $40.6 million net of income taxes of $1.5 million for the Company and its subsidiaries as well as $3.8 million, net of income taxes of $nil for the Company’s equity investee Mandalay.

(g) Comprehensive Loss

      Comprehensive loss consists of net income (loss) and other gains and losses affecting shareholders’ equity that, under U.S. GAAP are excluded from the determination of net income or loss. Adjustment to cumulative translation adjustments comprises foreign currency translation gains and losses. Other comprehensive loss comprises unrealized losses on investments available for sale based on the market price of the shares at March 31, 2002 net of income taxes of $nil (2001 — $nil).

(h) Accounting for Tax Credits

      Under Canadian GAAP, federal and provincial tax credits earned with respect to production costs may be included in revenue. Accounting Principles Board Opinion No. 4, “Accounting for the Investment Credit,” requires tax credits to be presented as reduction of income tax expense. The corresponding impact would be a reduction of revenue and credit to income tax expense of $16.4 million (2001 — $12.1 million; 2000 — $16.3 million).

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(i) Accounting for Stock Based Compensation

      Under U.S. GAAP the Company has elected to use the intrinsic value method in accounting for stock based compensation. In accordance with SFAS No. 123 accounting for stock based compensation the following disclosures are provided about the costs of stock based compensation awards using the fair value method.

      The weighted average estimated fair value of each stock option granted in the year ended March 31, 2002 was $0.85 (2001 — $1.04; 2000 — $1.21). On December 14, 1998 the Company modified the terms of 2,676,414 options outstanding on that date, reducing the exercise price from Cdn$8.10 to Cdn$5.25, with the effect that it effectively issued new options with an exercise price of Cdn$5.25. The vesting period and remaining contractual term were unchanged. For proforma purposes, the Company has recognized additional compensation cost for the excess of the fair value of the modified options issued over the value of the original options at the date of the exchange measured using the Black-Scholes option pricing model, with the following assumptions: Cdn$4.75 market common share price, Cdn$5.25 exercise price, 6.0% risk-free interest rate, 35% volatility, and a 0% dividend yield. The total excess fair value of the stock options affected was estimated to be Cdn$1.4 million and is being recognized over the remaining vesting period of the options.

      The total stock compensation expense in the year ended March 31, 2002 would be $2.5 million (2001 — $3.6 million; 2000 — $2.7 million).

      For disclosure purposes fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for stock options granted: a dividend yield of 0%, expected volatility of 50% (2001 — 50%; 2000 — $35%), risk-free interest rate of 2.0% (2001 — 5.5%; 2000 — 6.0%) and expected life of five years.

      The resulting pro forma U.S. GAAP loss and loss per share for the year ended March 31, 2002 before the effect of adoption of new accounting pronouncements was $46.0 million and $1.14 respectively (2001 — net income of $2.2 million and loss per share of $0.01; 2000 — loss and loss per share $4.4 million and $0.18 respectively).

      The resulting pro forma U.S. GAAP net loss and loss per share for the year ended March 31, 2002 was $46.0 million and $1.14 respectively (2001 — loss and loss per share of $38.5 million and $1.14 respectively; 2000 — loss and loss per share $4.4 million and $0.18 respectively).

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(j) Income (Loss) Per Share

      Basic income (loss) per share under U.S. GAAP is calculated as follows:

	Year Ended	Year Ended	Year Ended
	March 31,	March 31,	March 31,
	2002	2001	2000

Numerator:
Net income (loss) (before accounting change in 2001)	$(43,515)	$5,801	$(1,701)
Less:
Series A preferred share dividends	(1,592)	(1,660)	(402)
Accretion on Series A preferred shares	(1,323)	(1,072)	(696)

Income (loss) attributed to common shareholders	$(46,430)	$3,069	$(2,799)

Denominator:
Weighted average common shares outstanding (number/’000s)	42,753	36,196	30,665

Basic and diluted income (loss) per share	$(1.09)	$0.08	$(0.09)

(k) Proportionate Consolidation

      The accounts of all jointly controlled companies are proportionately consolidated according to the Company’s ownership interest. Under U.S. GAAP, proportionate consolidation is not permitted for jointly controlled companies and the cost, equity or full consolidation methods of accounting must be followed, as appropriate. As permitted by the United States Securities and Exchange Commission, the effect of this difference in accounting principles is not reflected above.

(l) Consolidated Statements of Cash Flows

      The Company’s cash flow statement prepared in accordance with Canadian GAAP complies with U.S. GAAP.

(m) Consolidated Financial Statements

      Under Canadian GAAP, the Company consolidates the financial statements of CineGroupe Corporation (“CineGroupe”). On July 10, 2001, as a condition of a $9.2 million equity financing with a third party, CineGroupe’s Shareholders’ Agreement was amended to allow for certain participatory super-majority rights to be granted to the shareholders. Therefore, under U.S. GAAP, the Company is now precluded from consolidating CineGroupe and will account for CineGroupe, commencing April 1, 2001, using the equity method.

      The impact of accounting for CineGroupe using the equity method under U.S. GAAP, would be a reduction in fiscal 2002 revenue to $237.0 million, direct operating expenses to $132.2 million, distribution and marketing costs to $76.0 million and general and administration expenses to $32.0 million. The impact of using the equity method under U.S. GAAP on the consolidated balance sheet at March 31, 2002 would be a reduction in total assets to $337.3 million and a reduction in debt (including bank loans, production and distribution loans, and long-term debt) to $188.6 million.

LIONS GATE ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.     Recent Pronouncements

Accounting for the Impairment or Disposal of Long-Lived Assets

      In August 2001, the Financial Accounting Standards Board issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 will be effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 supersedes SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, however, it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be “held and used”. In addition, SFAS 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that long-lived assets to be disposed of other than by sale to be classified as “held and used” until it is disposed of, and establishes more restrictive criteria to classify an asset as “held for sale”. The new standard is not expected to have any affect on the Company.

Stock-Based Compensation

      In January 2002, the CICA released Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, to be applied by companies for fiscal years beginning on or after January 1, 2002 and applied to awards granted on or after the date of adoption. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services, and is similar, in many respects to APB 25. The new standard is not expected to have any affect on the Company.

23.     Quarterly Financial Data (unaudited)

      Certain quarterly information is presented below:

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenues	$45,124	$59,733	$70,552	$97,080
Direct operating costs	$24,825	$32,198	$40,675	$62,209
Income (loss) before write-down and equity interest in investments subject to significant influence	$984	$338	$(2,440)	$(12,302)
Net income (loss)	$(335)	$143	$(3,192)	$(43,575)
Basic and diluted loss per share	$(0.03)	$(0.02)	$(0.10)	$(1.03)

LIONS GATE ENTERTAINMENT CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2002	March 31, 2002

	(Unaudited)	(Note 2)

	(All amounts in thousands of
	United States dollars)
Assets
Cash and cash equivalents	$7,261	$6,641
Restricted cash	—	706
Accounts receivable, net of video reserves $11,654
(March 31, 2002 — $6,342) and provision for doubtful accounts of $6,919 (March 31, 2002 — $10,794)	102,704	116,941
Investment in films and television programs	206,040	181,002
Discontinued operation	—	10,000
Property and equipment, net	30,976	31,729
Goodwill, net of accumulated amortization of $5,643	25,048	25,048
Other assets	18,046	9,451
Future income taxes	466	466

	$390,541	$381,984

Liabilities
Bank loans	$131,055	$143,734
Accounts payable and accrued liabilities	53,298	52,277
Accrued participations and residuals costs	23,995	16,939
Production loans	23,766	23,941
Long-term debt	53,615	47,400
Deferred revenue	20,134	13,818
Minority interests	9,144	8,481

	315,007	306,590

Commitments and contingencies
Shareholders’ Equity
Preferred shares, 200,000,000 shares authorized, issued in series, including 1,000,000 series A (11,830 shares issued and outstanding) and 10 series B (10 shares issued and outstanding) (liquidation preference $30,167)	32,076	30,751
Common stock, no par value, 500,000,000 shares authorized, 43,231,921 shares issued and outstanding	157,675	157,675
Accumulated deficit	(106,506)	(105,435)
Cumulative translation adjustments	(7,711)	(7,597)

	75,534	75,394

	$390,541	$381,984

See accompanying notes.

LIONS GATE ENTERTAINMENT CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2002	2001	2002	2001

	(All amounts in thousands of United States dollars,
	except per share amounts)
Revenues	$61,867	$70,552	$233,924	$175,409

Expenses:
Direct operating	28,595	40,675	117,889	97,698
Distribution and marketing	23,230	21,354	77,611	47,949
General and administration	8,871	9,247	24,204	24,865
Amortization	1,215	1,205	3,918	3,190

Total expenses	61,911	72,481	223,622	173,702

Operating Income (Loss)	(44)	(1,929)	10,302	1,707

Other Expenses:
Interest on debt initially incurred for a term of more than one year	2,288	2,282	7,503	7,119
Minority interests	(51)	135	580	555
Unusual losses	—	814	—	1,233

Total other expenses	2,237	3,231	8,083	8,907

Income (Loss) Before Undernoted	(2,281)	(5,160)	2,219	(7,200)
Gain on dilution of investment in a subsidiary	—	—	—	2,186

Income (Loss) Before Income Taxes and Equity Interests	(2,281)	(5,160)	2,219	(5,014)
Income taxes	13	2,720	(1,029)	3,896

Income (Loss) Before Equity Interests	(2,268)	(2,440)	1,190	(1,118)
Equity interest in Christal Films Distribution Inc.	16	—	462	—
Equity interest in CinemaNow, Inc.	—	(394)	—	(1,134)

Net Income (Loss) from Continuing Operations	(2,252)	(2,834)	1,652	(2,252)
Loss from Discontinued Operation	—	(358)	—	(1,132)

Net Income (Loss)	(2,252)	(3,192)	1,652	(3,384)
Dividends on Series A preferred shares	(396)	(387)	(1,188)	(1,204)
Accretion on Series A preferred shares	(512)	(515)	(1,535)	(1,549)

Net Loss Attributed to Common Shareholders	$(3,160)	$(4,094)	$(1,071)	$(6,137)

Basic and Diluted Loss Per Common Share —
Loss from continuing operations	$(0.07)	$(0.09)	$(0.02)	$(0.12)
Loss from discontinued operation	—	(0.01)	—	(0.02)

Net Loss	$(0.07)	$(0.10)	$(0.02)	$(0.14)

See accompanying notes.

LIONS GATE ENTERTAINMENT CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Series A Preferred		Series B Preferred
	Common Stock		Shares		Shares			Cumulative
								Translation
	Number	Amount	Number	Amount	Number	Amount	Deficit	Adjustments	Total

	(All amounts in thousands of United States dollars, except share amounts)
Balance at March 31, 2001	42,296,838	$155,540	12,205	$29,936	10	$—	$(54,795)	$(5,838)	$124,843
Conversion of Series A preferred shares	648,000	1,652	(648)	(1,652)					—
Exercise of stock options	87,083	137							137
Issued pursuant to share bonus plan	200,000	346							346
Stock dividends			273	696					696
Net loss allocated to common shareholders							(50,640)		(50,640)
Accretion of Series A preferred shares			—	1,771					1,771
Foreign currency translation adjustments								(1,759)	(1,759)

Balance at March 31, 2002	43,231,921	157,675	11,830	30,751	10	—	(105,435)	(7,597)	75,394
Net loss allocated to common shareholders							(1,071)		(1,071)
Accretion of Series A preferred shares			—	1,325					1,325
Foreign currency translation adjustments								(114)	(114)

Balance at December 31, 2002	43,231,921	$157,675	11,830	$32,076	10	$—	$(106,506)	$(7,711)	$75,534

See accompanying notes.

LIONS GATE ENTERTAINMENT CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2002	2001	2002	2001

	(All amounts in thousands of United States dollars)
Operating activities:
Net income (loss)	$(2,252)	$(3,192)	$1,652	$(3,384)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of property and equipment	928	956	2,782	2,077
Write-off of projects in development	128	97	658	649
Amortization of pre-operating costs	159	152	478	464
Amortization of deferred financing costs	342	296	1,045	792
Amortization of films and television programs	28,191	40,287	116,664	96,402
Unusual items	—	814	—	1,233
Minority interests	(51)	135	580	555
Gain on dilution of investment in subsidiary	—	—	—	(2,186)
Other equity interests	(16)	394	(462)	1,134
Discontinued operation	—	358	—	1,132
Changes in operating assets and liabilities:
Accounts receivable	11,641	2,796	12,047	(2,100)
Increase in investment in films and television programs	(43,620)	(33,767)	(143,145)	(162,075)
Other assets	(3,421)	(876)	(6,076)	(3,597)
Future income taxes	—	(858)	—	(1,192)
Accounts payable and accrued liabilities	5,569	740	4,061	8,326
Accrued participations and residuals costs	1,152	(869)	7,043	(1,028)
Deferred revenue	4,880	(12,331)	6,327	5,685

Net cash flows provided by (used in) operating activities	3,630	(4,868)	3,654	(57,113)

Financing activities:
Issuance of capital stock	—	82	—	117
Dividends paid on Series A preferred shares	—	—	(792)	(817)
Increase (decrease) in bank loans	4,095	(2,831)	(13,058)	40,688
Decrease in restricted cash	236	—	706	—
Increase (decrease) in production loans	(11,044)	3,522	(404)	8,590
Increase (decrease) in long-term debt	(3,492)	5,962	5,922	5,681

Net cash flows provided by (used in) financing activities	(10,205)	6,735	(7,626)	54,259

Investing activities:
Minority investment in subsidiary	—	—	—	9,070
Cash received from discontinued operation	4,394	2,500	6,634	2,500
Acquisition of Eaton, net of cash acquired	—	479	—	479
Purchase of property and equipment	(309)	(4,702)	(1,958)	(6,775)

Net cash flows provided by (used in) investing activities	4,085	(1,723)	4,676	5,274

Net change in cash and cash equivalents	(2,490)	144	704	2,420
Foreign exchange effect on cash	(2,004)	(271)	(84)	(2,281)
Cash and cash equivalents — beginning of period	11,755	6,918	6,641	6,652

Cash and cash equivalents — end of period	$7,261	$6,791	$7,261	$6,791

See accompanying notes.

LIONS GATE ENTERTAINMENT CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of Operations

      Lions Gate Entertainment Corp. (“the Company” or “Lions Gate”) is a fully integrated entertainment company engaged in the development, production and distribution of feature films, television series, television movies and mini-series, non-fiction programming and animated programming, as well as the management of Canadian-based studio facilities. As an independent distribution company, the Company also acquires distribution rights from a wide variety of studios, production companies and independent producers.

2.     Basis of Presentation

      The accompanying unaudited condensed consolidated financial statements include the accounts of Lions Gate and all of its majority-owned and controlled subsidiaries, with a provision for minority interests. The Company controls a subsidiary company through a combination of existing voting interests and an ability to exercise various rights under certain shareholder agreements and debentures to acquire common shares.

      These unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which conforms, in all material respects, with the accounting principles generally accepted in the United States (“U.S. GAAP”), except as described in note 12, for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by Canadian or U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been reflected in these condensed consolidated financial statements. Operating results for the three and the nine months ended December 31, 2002 are not necessarily indicative of the results that may be expected for the year ending March 31, 2003. Certain reclassifications have been made in the fiscal 2002 financial statements to conform to the fiscal 2003 presentation. For further information, refer to the consolidated financial statements and footnotes thereto included in the Annual Report on Form 10-K for the year ended March 31, 2002.

      The balance sheet at March 31, 2002 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

      Commencing in the quarter ended June 30, 2002 and going forward, our audited condensed consolidated financial statements are, and will be, presented in U.S. dollars as a substantial component of our operations are domiciled in the U.S. and the dominant market for trading volume of our common stock is on the American Stock Exchange.

3.     Accounting Changes

Goodwill

      The Company elected to early-adopt the Canadian Institute of Chartered Accountants Section 3062 (“CICA 3062”) on April 1, 2001. Under CICA 3062, goodwill is no longer amortized but is reviewed annually, or more frequently if impairment indicators arise, for impairment, unless certain criteria have been met, and is similar, in many respects, to Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets”, under U.S. GAAP. In accordance with the adoption provisions of CICA 3062, goodwill is required to be tested for impairment on the date of adoption. Under SFAS 142 goodwill is required to be tested for impairment within six months of adoption, as of the beginning of the year. At April 1, 2001 and September 30, 2001, it was determined that the fair value of each of the reporting units was in excess of its carrying value including goodwill and, therefore, no

LIONS GATE ENTERTAINMENT CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

further work was required and an impairment loss was not required. Goodwill is required to be tested for impairment between the annual tests if an event occurs or circumstances change that more-likely-than-not reduce the fair value of a reporting unit below its carrying value.

Derivative Instruments and Hedging Activities

      On April 1, 2001, the Company adopted SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended in June 2000 by SFAS 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, where the provisions of SFAS 133 were applicable under Canadian GAAP, which requires companies to recognize all derivatives as either assets or liabilities in the balance sheet and measure such instruments at fair value. The adoption of these standards did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

4.     Investment in Films and Television Programs

	December 31,	March 31,
	2002	2002

	(All amounts in thousands
	of U.S. dollars)
Theatrical Films
Released, net of accumulated amortization	$63,898	$67,298
Completed and not released	17,471	9,648
Acquired library, net of accumulated amortization	37,695	38,405
In progress	27,244	5,405
In development	696	1,923

	147,004	122,679

Non-Theatrical Films and Direct-To-Television
Released, net of accumulated amortization	41,944	38,093
Completed and not released	—	1,842
In progress	14,700	15,533
In development	2,392	2,855

	59,036	58,323

	$206,040	$181,002

      The Company expects that approximately 44% of completed films and television programs, net of accumulated amortization, will be amortized during the one-year period ending December 31, 2003, and approximately 47% of accrued participants’ share will be paid during the one-year period ending December 31, 2003.

      Additionally, the Company expects approximately 84% of completed and released films and television programs, net of accumulated amortization, will be amortized over the three-year period ending December 31, 2005.

      The acquired library is being amortized using the straight-line method over a period of twenty years from the acquisition date. The remaining amortization period is 17.75 years at December 31, 2002 on the unamortized costs of $37.7 million.

LIONS GATE ENTERTAINMENT CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Discontinued Operation

      Mandalay Pictures, LLC (“Mandalay”) develops and produces large budget, class-A feature films. Effective April 1, 2002, the carrying value of the Company’s investment in Mandalay was presented as a discontinued operation as it was expected to be sold by the end of the current fiscal year. During the period, the Company received distributions of $2.5 million from Mandalay under a prior agreement. On November 8, 2002, the Company sold its investment in Mandalay for cash of $4.2 million and an interest bearing convertible promissory note totaling $3.3 million. The note, bearing interest at 6%, is payable $1.3 million on December 31, 2005, $1.0 million on December 31, 2006 and $1.0 million on December 31, 2007. No gain or loss was recorded on the sale as the Company’s carrying value of $7.5 million equaled the sales price. At December 31, 2002 the note is included in Other assets in the accompanying Condensed Consolidated Balance Sheet.

6.     Bank Loans

      The Company has a $175.0 million U.S. dollar-denominated revolving credit facility, a $25.0 million Canadian dollar-denominated revolving credit facility, a Cdn$2.0 million ($1.3 million) operating line of credit and Cdn$5.0 million ($3.2 million) in demand loans.

      The availability of funds under the revolving credit facilities is limited by the borrowing base, which is calculated on a monthly basis. The borrowing base assets at December 31, 2002 totaled $156.6 million (March 31, 2002 — $152.1 million). The revolving credit facility has an average variable interest rate of U.S. prime minus 0.05% on principal of $113.1 million and an average variable interest rate of Canadian prime plus 0.9% on principal of $14.0 million. The operating line of credit bears interest at Canadian prime plus 1% and the demand loans at Canadian prime plus 0% — 4%. The Company is required to pay a monthly commitment fee of 0.375% on the total revolving credit facilities of $200.0 million less the amount drawn.

7.     Gain on Dilution

      On July 10, 2001 a third party invested Cdn$14.0 million ($9.2 million) in the Company’s animation partner to obtain a 35% interest. The gain on dilution of the Company’s investment was Cdn$3.4 million, net of income taxes of $nil ($2.2 million, net of income taxes of $nil) and resulted in a decrease of Cdn$0.2 million ($0.1 million) in goodwill.

8.     Income (Loss) Per Share

      Basic income (loss) per share is calculated after adjusting net income (loss) for dividends and accretion on the preferred shares and using the weighted average number of common shares outstanding during the three and nine months ended December 31, 2002 of 43,232,000 shares and 43,232,000 shares, respectively (December 31, 2001 — 42,976,000 shares and 42,611,000 shares respectively). The exercise of common share equivalents including employee stock options, share purchase warrants, convertible promissory notes and Series A preferred shares could potentially dilute earnings per share in the future, but were not reflected in fully diluted income per share because to do so would be anti-dilutive.

9.     Segmented Information

      SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” requires the Company to make certain disclosures about each reportable segment. The Company has five reportable business segments: Motion Pictures; Television; Animation; Studio Facilities; and CineGate. The

LIONS GATE ENTERTAINMENT CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s reportable business segments are strategic business units that offer different products and services, and are managed separately.

      Motion Pictures consists of the development and production of feature films, acquisition of North American and worldwide distribution rights, North American theatrical, video and television distribution of feature films produced and acquired and worldwide licensing of distribution rights to feature films produced and acquired.

      Television consists of the development, production and worldwide distribution of television productions including television series, television movies and mini-series and non-fiction programming.

      Animation consists of the development, production and worldwide distribution of animated and live action television series, television movies and feature films.

      Studio Facilities consists of management of an eight-soundstage studio facility in Vancouver, Canada. Rental revenue is earned from soundstages, office and other services such as furniture, telephones and lighting equipment to tenants that produce or support the production of feature films, television series, movies and commercials. Tenancies vary from a few days to five years depending on the nature of the project and the tenant.

      CineGate provided management services to Canadian limited partnerships, including accessing tax credits to finance production in Canada. CineGate ceased operations in fiscal 2002 upon the rescission of the tax shelter business by the Canadian government.

      Segmented information by business is as follows:

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001

	(All amounts in thousands of U.S. dollars)
Revenues
Motion Pictures	$43,598	$29,545	$163,280	$91,291
Television	12,199	30,965	42,161	56,428
Animation	4,862	8,845	24,514	23,362
Studio Facilities	1,208	1,013	3,969	3,133
CineGate	—	184	—	1,195

	$61,867	$70,552	$233,924	$175,409

Segment profit (loss)
Motion Pictures	$2,602	$(3,799)	$17,085	$(1,550)
Television	433	3,274	(724)	6,407
Animation	672	1,160	3,575	2,815
Studio Facilities	720	562	2,536	1,685
Cinegate	—	184	—	1,195

	$4,427	$1,381	$22,472	$10,552

LIONS GATE ENTERTAINMENT CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The reconciliation of total segment profit to the Company’s income before income taxes and discontinued operations is as follows:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2001

Company’s total segment profit	$4,427	$1,381	$22,472	$10,552
Less:
Corporate general and administration	(3,256)	(2,105)	(8,252)	(5,655)
Unusual items	—	(814)	—	(1,233)
Equity interests	16	(394)	462	(1,134)
Amortization	(1,215)	(1,205)	(3,918)	(3,190)
Interest	(2,288)	(2,282)	(7,503)	(7,119)
Minority interests	51	(135)	(580)	(555)
Gain on dilution of investment in a subsidiary	—	—	—	2,186

	$(2,265)	$(5,554)	$2,681	$(6,148)

10.     Supplementary Cash Flow Statement Information

      Interest paid for the nine months ended December 31, 2002 amounted to $6.2 million (December 31, 2001 — $8.6 million).

      Income taxes paid for the nine months ended December 31, 2002 amounted to $1.1 million (December 31, 2001 — $1.1 million).

11.     Commitments and Contingencies

      The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings, or any amount which the Company might be required to pay by reason thereof, would have a material adverse effect on the financial condition or future results of the Company.

12.     Reconciliation to United States GAAP

      The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The material differences between the accounting policies used by the Company under Canadian GAAP and U.S. GAAP are disclosed below in accordance with the rules and regulations of the Securities and Exchange Commission.

LIONS GATE ENTERTAINMENT CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under U.S. GAAP, the net loss and loss per share figures for the three months and nine months ended December 31, 2002 and 2001 and the shareholders’ equity as at December 31, 2002 and March 31, 2002 were as follows:

	Net Income (Loss)

	Three	Three	Nine	Nine
	Months	Months	Months	Months	Shareholders’ Equity
	Ended	Ended	Ended	Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	March 31,
	2002	2001	2002	2001	2002	2002

	(All amounts in thousands of U.S. dollars, except per share amounts)
As reported under Canadian GAAP	$(2,252)	$(3,192)	$1,652	$(3,384)	$75,534	$75,394
Accounting for capitalized pre-operating costs — Mandalay Pictures(a)	—	194	—	581	—	—
Discontinued operation(b)	(185)	—	(2,760)	—	(2,760)	—
Adjustment for capitalized pre-operating costs(c)	93	93	279	279	(1,438)	(1,717)
Accounting for business combinations(d)	—	—	—	—	(1,145)	(1,145)
Accounting for income taxes(e)	—	—	—	—	1,900	1,900
Reclassification of Series A preferred Shares outside shareholders’ equity(f)	—	—	—	—	(28,706)	(27,884)

Net loss/ shareholders’ equity under U.S. GAAP	(2,344)	(2,905)	(829)	(2,524)	43,385	46,548
Adjustment to cumulative translation adjustments account(g)	(1,825)	(214)	(114)	(3,026)	—	—
Other comprehensive income (loss)(g)	(9)	75	230	(174)	(28)	(259)

Comprehensive loss attributable to common shareholders’/ shareholders’ equity under U.S. GAAP	$(4,178)	$(3,044)	$(713)	$(5,724)	$43,357	$46,289

Basic and diluted loss per common share under U.S. GAAP	$(0.07)	$(0.08)	$(0.07)	$(0.11)

LIONS GATE ENTERTAINMENT CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Reconciliation of movement in Shareholders’ Equity under U.S. GAAP:

	December 31, 2002	March 31, 2002

	(All amounts in thousands
	of US dollars)
Balance at beginning of the period	$46,289	$93,558
Increase in capital stock	—	1,179
Dividends paid on preferred shares	(1,188)	(1,592)
Accretion on preferred shares(f)	(1,031)	(1,323)
Net income (loss) under U.S. GAAP	(829)	(43,515)
Adjustment to cumulative translation adjustments account(g)	(114)	(1,759)
Other comprehensive income (loss)(g)	230	(259)

Balance at end of the period	$43,357	$46,289

(a) Accounting for Capitalized Pre-Operating Period Costs — Mandalay

      Under Canadian GAAP, pre-operating costs incurred by Mandalay were deferred and amortized to income to March 31, 2002. The remaining unamortized pre-operating costs of $1.2 million at March 31, 2002 were included in write down and equity interest in investments subject to significant influence. Under U.S. GAAP, all start-up costs are required to be expensed as incurred. The amount for the three months and nine months ended December 31, 2001 is presented net of income taxes of $0.1 million and $0.4 million respectively.

(b) Accounting for Discontinued Operation

      Under Canadian GAAP, effective April 1, 2002 and continuing until November 8, 2002, the date of the sale of the Company’s investment in Mandalay, the carrying value of the investment is presented as a discontinued operation and the results of Mandalay are reported separately for the current and comparable period. Under U.S. GAAP, the investment in Mandalay is not considered a discontinued operation and would be accounted for using the equity method. Accordingly, in the three months and nine months ended December 31, 2002 Mandalay’s net loss of $0.2 million and $2.8 million, respectively, would be recorded as a reduction in net income. Refer to note 5 for further information.

(c) Accounting for Capitalized Pre-Operating Period Costs — One-Hour Series Business

      Under Canadian GAAP, the Company deferred certain pre-operating costs related to the launch of the television one-hour series business amounting to $3.0 million. This amount is being amortized over five years commencing in the year ended March 31, 2000. Under U.S. GAAP, all start-up costs are required to be expensed as incurred. The amounts are presented net of income taxes for the three and nine months ended December 31, 2002 of $0.1 million and $0.2 million respectively (December 31, 2001 — $0.1 million and $0.2 million respectively).

(d) Accounting for Business Combinations

      Under Canadian GAAP prior to January 1, 2001, costs related to activities or employees of an acquiring company were considered in the purchase price allocation. In fiscal 2001, the Company included $1.4 million of such costs in the purchase price for a subsidiary. Under U.S. GAAP, costs related to the acquiring Company must be expensed as incurred. The amount is presented net of income taxes of $0.3 million.

LIONS GATE ENTERTAINMENT CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e) Accounting for Income Taxes

      Under Canadian GAAP commencing in the year ended March 31, 2001, the Company used the asset and liability method to recognize future income taxes which is consistent with the U.S. GAAP method required under Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, (“SFAS 109”) except that Canadian GAAP requires use of the substantively enacted tax rates and legislation, whereas U.S. GAAP only permits use of enacted tax rates and legislation. The use of substantively enacted tax rates under Canadian GAAP to measure future income tax assets and liabilities resulted in an increase in Canadian net future income tax assets (before valuation allowances) of $0.1 million (December 31, 2001 — $1.5 million), with a corresponding increase in valuation allowances of $0.1 million (December 31, 2001 — $1.1 million).

      SFAS 109 requires deferred tax assets and liabilities be recognized for temporary differences, other than non-deductible goodwill, arising in a business combination. In the year ended March 31, 2000, under U.S. GAAP, goodwill was increased to reflect the additional deferred tax liability resulting from temporary differences arising on the acquisition. Under Canadian GAAP, the company did not restate income taxes for years prior to March 31, 2001, accordingly, there is a difference in the carrying amount of goodwill arising in the business combination of $1.9 million as at December 31, 2002 (March 31, 2002 — $1.9 million).

(f) Accretion on Preferred Shares

      Under Canadian GAAP, the Company’s preferred shares have been included in shareholders’ equity as the Company considers the likelihood of redemption by the holders to be remote. Under U.S. GAAP, the preferred shares would be presented outside of shareholders equity.

      Under Canadian GAAP, the fair value of the basic preferred shares was determined using the residual value method after determining the fair value of the common share purchase warrants and the preferred share conversion feature. Under U.S. GAAP, the carrying amount of the preferred shares at the date of the offering of $27.6 million is the residual value arrived at by taking the $33.2 million proceeds less the fair value of the share purchase warrants of $3.9 million less share issue costs of $1.7 million.

      Under Canadian GAAP, the difference between the carrying amount and the redemption value of $32.3 million is being accreted as a charge to accumulated deficit on a straight line basis over five years whereas, under U.S. GAAP, the difference would be accreted using the effective interest method over five years.

(g) Comprehensive Income (Loss)

      Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders’ equity that, under U.S. GAAP are excluded from the determination of net income or loss. Adjustment to cumulative translation adjustments comprises foreign currency translation gains and losses. Other comprehensive income (loss) comprises unrealized gains and losses on investments available for sale based on the market price of the shares at December 31, 2002 net of income taxes of $nil (December 31, 2001 — $nil).

(h) Accounting for Tax Credits

      Under Canadian GAAP, federal and provincial tax credits earned with respect to production costs may be included in revenue. U.S. GAAP requires that tax credits be presented as reduction of income tax expense. For the three and nine months ended December 31, 2002, the corresponding impact would be a

LIONS GATE ENTERTAINMENT CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reduction of revenue and a credit to income tax expense of $1.5 million and $8.8 million respectively (December 31, 2001 — $4.0 million and $11.2 million respectively).

(i) Consolidated Financial Statements

      Under Canadian GAAP, the Company consolidates the financial statements of CineGroupe Corporation (“CineGroupe”) as a result of its shareholder rights. On July 10, 2001, as a condition of a $9.2 million equity financing with a third party, CineGroupe’s Shareholders’ Agreement was amended to allow for certain participatory super-majority rights to be granted to the shareholders. Therefore, under U.S. GAAP, the Company would be precluded from consolidating CineGroupe and would account for its 29.4% ownership of CineGroupe, commencing April 1, 2001, using the equity method.

      There is no impact on net income under U.S. GAAP. Accounting for CineGroupe using the equity method under U.S. GAAP would reduce the condensed consolidated statements of operations items to the following amounts:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2002	2001	2002	2001

	$	$	$	$

	(All amounts in thousands of US dollars)
Revenues	57,005	61,707	209,410	152,047
Direct operating expenses	25,391	33,860	99,108	79,415
Distribution and marketing expenses	23,142	21,350	77,265	47,699
General and administration expenses	7,973	8,381	22,392	22,851

      The impact of using the equity method under U.S. GAAP on the consolidated balance sheet at December 31, 2002 would be a reduction in total assets to $349.2 million (March 31, 2002 — $336.4 million) and a reduction in debt (including bank loans, production and distribution loans, and long-term debt) to $184.9 million (March 31, 2002 — $188.6 million).

REPORT OF INDEPENDENT AUDITORS

The Members

Mandalay Pictures, LLC

      We have audited the balance sheet of Mandalay Pictures, LLC as of March 31, 2002, and the related statements of operations, changes in members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Mandalay Pictures, LLC for the year ended March 31, 2001 were audited by other auditors, whose report dated June 22, 2001, expressed an unqualified opinion on those statements and included an explanatory paragraph that disclosed the change in the Company’s method of film accounting discussed in Note 1 to these financial statements.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mandalay Pictures, LLC at March 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

      The accompanying consolidated financial statements have been prepared assuming that Mandalay Pictures, LLC will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and requires additional financing in order to produce future films. Additionally, the Company has not successfully negotiated distribution arrangements for future films. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ ERNST & YOUNG LLP

Los Angeles, California

May 17, 2002

MANDALAY PICTURES, LLC

CONSOLIDATED BALANCE SHEETS

	March 31

	2002	2001

	(All amounts in US dollars)
ASSETS
Cash and cash equivalents	$4,841,984	$16,113,095
Restricted cash	13,647,669	21,147,617
Accounts receivable	16,214,580	29,105,253
Other receivables	—	15,225,000
Film inventory	86,746,444	133,127,349
Due from (to) affiliates	42,592	(32,806)
Other assets	38,621	113,815

Total assets	$121,531,890	$214,799,323

LIABILITIES
Accounts payable and accrued expenses	$4,380,559	$875,163
Accrued participations and residuals	13,867,670	9,847,001
Bank loan	—	3,085,380
Production loans	47,430,000	93,126,648
Contractual obligations	6,846,491	36,574,600
Deferred revenue	31,347,078	41,256,404

Total liabilities	103,871,798	184,765,196
Commitments and contingencies
Members’ equity:
Contributions from members	44,639,000	50,001,000
Accumulated deficit	(26,978,908)	(19,966,873)

Total members’ equity	17,660,092	30,034,127

Total liabilities and members’ equity	$121,531,890	$214,799,323

See accompanying notes.

MANDALAY PICTURES, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31

	2002	2001

	(All amounts in US dollars)
Revenues	$79,672,559	$42,671,932
Operating expenses:
Amortization of film costs	(79,944,752)	(42,448,780)
Write-off of abandoned film projects	(4,371,778)	(341,090)
General and administration	(4,020,597)	(5,769,015)
Depreciation	(39,315)	(92,262)

	(88,376,442)	(48,651,147)

Loss from operations	(8,703,883)	(5,979,215)
Other income (expense):
Interest income	1,197,223	1,972,026
Interest expense	(524,227)	(191,000)
Gain on contractual settlement	1,042,515	—

	1,715,511	1,781,026

Loss before provision for income taxes and cumulative change in accounting principle	(6,988,372)	(4,198,189)
Provision for income taxes	(23,663)	(22,318)

Loss before cumulative effect of change in accounting principle	(7,012,035)	(4,220,507)
Cumulative effect of change in accounting principle	—	(3,784,000)

Net loss	$(7,012,035)	$(8,004,507)

See accompanying notes.

MANDALAY PICTURES, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	Tigerstripes,	LG Pictures,
	LLC	Inc.	Total

	(All amounts in US dollars)
Balance at March 31, 2000	$550	$38,038,084	$38,038,634
Net loss	—	(8,004,507)	(8,004,507)

Balance at March 31, 2001	550	30,033,577	30,034,127
Return of capital	—	(5,362,000)	(5,362,000)
Net loss	—	(7,012,035)	(7,012,035)

Balance at March 31, 2002	$550	$17,659,542	$17,660,092

See accompanying notes.

MANDALAY PICTURES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,

	2002	2001

	(All amounts in U.S. dollars)
Operating activities
Net loss	$(7,012,035)	$(8,004,507)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Cumulative effect of a change in accounting principle	—	3,784,000
Gain on contractual settlement	(1,042,515)	—
Depreciation	39,315	92,262
Write-off of abandoned film projects	4,371,778	341,090
Amortization of film costs	79,944,752	42,448,780
Changes in operating assets and liabilities:
Restricted cash	7,499,948	10,865,134
Accounts receivable	12,480,450	(25,542,114)
Other receivables	—	(11,400,966)
Film inventory	(86,040,522)	(129,299,198)
Due to/from affiliates, net	(75,398)	276,986
Other assets	35,879	320,321
Accounts payable and accrued expenses	426,778	(6,630,295)
Accrued participations and residuals	13,840,676	6,647,001
Contractual obligations	596,491	20,402,652
Deferred revenue	(211,894)	36,150,110

	31,865,738	(51,544,237)

Net cash provided by (used in) operating activities	24,853,703	(59,548,744)
Financing activities
Proceeds (repayments) from bank loan, net	53,465	284,196
Repayments on production loans	(85,176,648)	(21,614,163)
Proceeds from production loans	39,480,000	84,183,584
Proceeds from other financing arrangements	13,295,708	(433,352)
Return of members’ capital contributions	(5,362,000)	—
Proceeds from contractual settlement	1,584,661	—

Net cash (used in) provided by financing activities	(36,124,814)	62,420,265

Net (decrease) increase in cash and cash equivalents	(11,271,111)	2,871,521
Cash and cash equivalents, beginning of year	16,113,095	13,241,574

Cash and cash equivalents, end of year	$4,841,984	$16,113,095

Supplemental disclosure of cash flow information
Interest paid	$2,095,347	$5,926,277
Income taxes paid	$23,663	$22,318

See accompanying notes.

MANDALAY PICTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies

Operations and Basis of Presentation

      Mandalay Pictures, LLC (the Company) was incorporated on March 1, 1998 as a Delaware limited liability company. The Company develops, finances, produces and distributes major motion pictures.

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

      The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to produce and distribute films. As of March 31, 2002, the Company has arranged financing and distribution for two films that are currently in production. However, the Company has incurred recurring operating losses, and has not arranged financing for production of any future films. In addition, although distribution arrangements are in place for films currently in production, the Company’s current distribution arrangements have been terminated or have expired and the Company has not successfully negotiated other distribution arrangements for future films. If the Company cannot produce future films, the Company will not be able to continue as a going concern.

      Management is actively pursuing other film financing and distribution options. However, there can be no assurance that the Company will be successful in its efforts to identify additional financing or distribution arrangements on terms acceptable to the Company. The financial statements do not include any adjustments relating to the recoverability of the carrying amount of the recorded assets or the amount of liabilities that might result from the outcome of the Company’s inability to produce future films.

Change in Accounting Principle

      In June 2000, the American Institute of Certified Public Accountants issued Statement of Position 00-2, “Accounting by Producers or Distributors of Films” (the SOP). The SOP established new accounting standards for producers and distributors of films, including changes in revenue recognition concepts and accounting for exploitation, development. The SOP requires that advertising costs be expensed in accordance with SOP 93-7, “Reporting on Advertising Costs,” while all other exploitation costs are to be expensed as incurred. In addition, the SOP provided that development costs for abandoned projects and indirect overhead costs are to be charged to expense instead of being capitalized to film costs.

      The Company adopted the SOP effective April 1, 2000 and recorded a charge for the initial adoption of $3,784,000, which has been reflected as a cumulative effect of a change in accounting principle in the accompanying consolidated statements of operations. Also as a result of the adoption, the Company recognized approximately $18,748,000 of revenue in fiscal year 2001, which was recognized in prior years. The effect on net loss of recognizing these revenues was not material.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Supplemental Cash Flow Information

      During the year ended March 31, 2002, the Company entered into an agreement to settle various amounts owed between the Company and third-party investors in certain films produced by the Company.

MANDALAY PICTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a result, contractual obligations of $16,767,000 were offset against film costs of $16,002,000, other receivables of $723,000 and accounts payable of $42,000. In addition, accrued participation of $4,286,000, contractual obligations of $3,000,000 and film costs of $2,759,000 were offset against other receivables of $10,045,000.

Cash and Cash Equivalents

      The Company considers all highly liquid debt instruments with an original maturity of three months or less and investments in money market funds to be cash equivalents. At times, cash balances held at financial institutions are in excess of the Federal Deposit Insurance Corporation’s limits.

Restricted Cash

      Restricted cash represents amounts on deposit with financial institutions as collateral for certain distribution agreements and for the payment of interest and bank fees associated with loans made for the production of certain films. At March 31, 2002 and 2001, the amount of restricted cash on deposit was $13,647,669 and $21,147,617, respectively. These deposits require third party approvals prior to the disbursement of any funds. Any unused funds will be returned to the Company upon repayment of the underlying loan.

Fair Value of Financial Instruments

      The fair value of cash and cash equivalents, accounts receivable, other assets, accounts payable and accrued expenses, bank and production loans, contractual obligations, accrued participations and residuals, and amounts due from affiliates as reflected in the financial statements approximate their carrying value at March 31, 2002 and 2001, respectively.

Film Costs

Film Inventory

      Film inventory represents the unamortized cost of films which have been developed and produced by the Company or for which the Company has acquired distribution rights. Such costs include all production costs, including an allocation of direct overhead and financing costs. Included in film inventory costs are development costs representing expenditures directly attributable to projects which are incurred prior to their production. Such inventory items are capitalized and, upon commencement of production, are charged to the production. Development costs not charged to a production are written off when the project is abandoned or when more than three years has passed from the first expenditure.

      Film inventory is stated at the lower of cost, net of amortization, or fair value. Film inventory costs are amortized against revenues generated by the delivery and subsequent exploitation of the film. Amortization is determined using the individual film forecast method, whereby costs accumulated in the development and production of a film are amortized in the proportion that current gross revenues bear to management’s estimate of the total gross revenues expected to be received from all sources within ten years of release. Where applicable, unamortized inventory is written down to fair value using a discounted cash flow model based on this appraisal.

Participations and Residuals

      Estimated liabilities for participations and residuals are amortized in the same manner as film inventory costs.

MANDALAY PICTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Based on management’s estimates, approximately $6,934,000 of the balance of accrued participations and residuals at March 31, 2002 will be paid during the year ending March 31, 2003.

Revenue Recognition

      Revenue is recognized in accordance with the provisions of the SOP. The Company licenses certain film rights through international distribution agreements that provide for the payment of minimum guaranteed license fees (MGs), usually payable on delivery of the respective completed film, that are subject to further increase based on the actual distribution results in the respective territory. MGs related to contracts which contain holdback provisions, precluding the distributor from exploiting secondary markets until certain time periods have lapsed, are allocated across those markets and recognized as revenue when each holdback provision expires and the film is available for exploitation by the distributor.

      Revenue allocated to the primary market, usually the theatrical market, is recognized as revenue on the date the completed film is available for exploitation in the related territory and certain other conditions of sale have been met pursuant to criteria specified by the SOP.

      In March 1998, the Company entered into a financing and distribution agreement (the Paramount Agreement) with Paramount Pictures Corporation (Paramount) that gave Paramount the option to acquire the distribution rights in all territories other than those covered by the various international distribution agreements. Any amounts received from Paramount at the commencement of the license period are treated as MGs with revenue being recognized in a manner similar to the international distribution agreements discussed above. See Note 6.

Deferred Revenue

      Deferred revenue represents MGs received from distributors for which holdback provisions have not yet lapsed, thus precluding the distributor from exploiting the film in markets covered by the holdback provisions. Revenue is recognized by the Company when the holdback has lapsed and the film is available for exploitation by the distributor.

Income Taxes

      For federal income tax purposes, profits and losses are passed through to the members. Accordingly, no provision has been made in these financial statements for federal income taxes. For the years ended March 31, 2002 and 2001, the Company recorded a provision related to California limited liability company taxes of $23,663 and $22,318, respectively.

Recent Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (FAS 133). FAS 133 requires companies to record derivatives on their balance sheets as assets or liabilities, measured at fair value. Under FAS 133, gains or losses resulting from changes in the values of derivatives are to be reported in the statement of operations or as a deferred item, depending on the use of the derivatives and whether they qualify for hedge accounting. The Company adopted FAS 133 on April 1, 2001. The impact on the financial statements of adopting this standard was not material.

MANDALAY PICTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     Film Inventory

      Film inventory consists of the following at March 31:

	2002	2001

Projects released, net of amortization	$34,711,370	$56,885,456
Projects in production	50,310,244	64,948,138
Projects in development/pre-production	1,724,830	11,293,755

	$86,746,444	$133,127,349

      The Company estimates that approximately 29% and 80% of its unamortized released film costs at March 31, 2002 will be amortized within the next one and three year periods, respectively.

      During the years ended March 31, 2002 and 2001, the Company capitalized to film inventory interest of $1,759,453 and $5,200,602, respectively, and production overhead of $6,003,815 and $7,000,000, respectively.

3.     Bank Loan

      On February 12, 1999, the Company entered into a credit facility, which provided a line of credit bearing interest at the rate of LIBOR plus 1.75%. Borrowings under this credit facility were guaranteed by a group of insurance companies, were non-recourse to the Company and were collateralized by certain revenues and copyrights. The Company had $3,085,380 outstanding under this facility at March 31, 2001. In fiscal year 2002, in conjunction with a settlement with Paramount (see Note 6), the Company repaid all amounts owed under this credit facility and negotiated with the insurers for a refund of a portion of the premiums paid. As a result of these negotiated settlements, the Company recorded a gain of approximately $1,043,000.

4.     Production Loans

      In order to finance the production of its films, the Company has entered into various non-recourse production loans with its lenders. The credit facilities each provide a line of credit up to an amount approximating the total budgeted costs of the underlying film and bear interest at the rate of LIBOR, plus 1.5%. Borrowings under the production loans are collateralized by, and will be repaid from, contractual MGs due on certain contracts entered into with foreign distributors for the distribution of the underlying film. The production loans are cancelled upon repayment. The Company has entered into the following production loan arrangements:

	2002	2001

Production loan dated December 3, 2001, due February 3, 2004	$27,030,000	$—
Production loan dated December 15, 2000, due January 7, 2003	20,400,000	12,200,000
Production loan dated May 19, 2000, due July 3, 2002	—	53,191,730
Production loan dated October 15, 1999, due February 27, 2002	—	27,734,918

	$47,430,000	$93,126,648

      For each of the production loans discussed above, the bank has required the Company to enter into foreign exchange options to hedge the Japanese yen translation fluctuation applicable to the distribution contracts entered into with the Japanese distributor. These options, which are exercisable during 2002, had a fair value of $26,300 and $113,800 at March 31, 2002 and 2001, respectively.

MANDALAY PICTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Film Financing Transactions

      In addition to the production loans described in Note 4, the Company has entered into arrangements with a third party (the Film Investor), whereby the Film Investor contributed a portion of the budgeted costs of certain films in exchange for a share of all distribution proceeds, as defined, generated by the underlying film. The proceeds of these transactions represent equity investments in the underlying film and were recorded as a reduction to the costs of the film. During the years ended March 31, 2002 and 2001, the Company received approximately $9,400,000 and $28,500,000, respectively, from the Film Investor pursuant to these arrangements.

      In addition, during the year ended March 31, 2001, the Film Investor paid to the Company $9,250,000 toward the costs of a film, which amount is collateralized by a subordinated security interest in the underlying film. The amount is guaranteed to be returned to the Film Investor no later than July 2004, together with interest at LIBOR plus 0.4%. During the year ended March 31, 2002, the Company repaid $3,000,000 to the Film Investor. The remaining obligation included in contractual obligations in the accompanying consolidated balance sheet.

      The Company entered into arrangements with third parties whereby the Company sold its rights to certain films and immediately leased back the attendant distribution rights for a specified term. Under the terms of these arrangements, the Company has agreed to make certain fixed annual payments to the purchasers over the length of the term. These payments have been legally assumed by various banks, in exchange for the Company depositing a certain amount in cash, and the purchasers have relinquished any claim against the Company for the payments. Upon the payment of the final amount, all rights previously sold revert back to the Company. The deposits and corresponding fixed payment obligations are not presented in the financial statements, as they are no longer the property nor the responsibility of the Company. During the years ended March 31, 2002 and 2001, the Company received approximately $2,300,000 and $3,000,000, respectively, which were recorded as reductions to film costs. In addition, during the year ended March 31, 2001, $10,558,000 was received by the Company and reflected as a contractual obligation since the film project to which it related had not yet commenced production and certain refund provisions applied under these circumstances. During the year ended March 31, 2002, the underlying film commenced production and, accordingly, the contractual obligation was offset against film costs. The Company avails itself of government programs that are designed to assist film and television production and distribution in Canada. During the years ended March 31, 2002 and 2001, the Company received approximately $1,000,000 and $500,000, respectively, from these government programs. Such amounts were recorded as reductions to film costs.

6.     Commitments and Contingencies

Employment Agreements

      The Company employs certain of its executives (who are also members of Tigerstripes, LLC) under formal employment agreements. In January 2001, the executives and the parent company of LG Pictures, Inc., Lions Gate Entertainment Corp. (Lions Gate), entered into an agreement whereby the executives agreed to defer a portion of their salaries. In November 2001, pursuant to the Reorganization Agreement (see Note 7), the terms of these employment agreements were extended through December 31, 2004, subject to earlier termination under certain circumstances. The Reorganization Agreement also provided for payment of a portion of the salaries that had been previously deferred. The employment agreements provide for minimum annual base compensation of $4,280,000, of which $238,500 was deferred at March 31, 2002.

MANDALAY PICTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Distribution Agreements

      The Paramount Agreement (see Note 1) provided for a term of the shorter of five years, or commencement of production of 20 motion pictures, subject to earlier termination under certain circumstances. Pursuant to the Paramount Agreement, Paramount made annual contributions to the overhead expenses of the Company. These overhead contributions totaled $1,500,000 and $2,000,000 for the years ended March 31, 2002 and 2001, respectively, and are presented as reductions to general and administration expenses in the accompanying consolidated statements of operations.

      In December 2001, the parties agreed to terminate the Paramount Agreement. The termination of the Paramount Agreement will have no impact on its obligations with respect to the Company’s released films, nor with the two films currently in post-production.

      Under the Paramount Agreement, the Company assumed responsibility for certain amounts payable to unions and actors based on the performance in certain territories of one of its motion pictures. Paramount was the primary obligor of these obligations. In May 2001, in conjunction with repayment of the underlying credit facility (see Note 3), the Company negotiated a settlement of this arrangement with Paramount, which resulted in the Company transferring its rights in the motion picture to Paramount, in exchange for Paramount’s assumption of all obligations to unions and actors.

7.     Members’ Equity

      Mandalay is governed by an operating agreement (the Operating Agreement), between LG Pictures, Inc. and Tigerstripes, LLC (the Members). As a limited liability company, the Members of Mandalay are not liable for debts or other obligations of Mandalay. The LLC Agreement governs the relative rights and duties of the Members.

      The ownership interests of the Members in Mandalay consist of 44,638,000 Class A Preferred Units, 450 Class B Common Units and 550 Class C Common Units.

      Pursuant to the Operating Agreement, LG Pictures, Inc. shares in 100% of Mandalay’s losses and 100% of its earning until LG Pictures, Inc. recovers its original $50,000,000 investment. Thereafter, Tigerstripes and LG Pictures, Inc. are entitled to 55% and 45%, respectively, of the earnings of Mandalay.

      In November 2001, Mandalay and Lions Gate entered into an agreement to reorganize Mandalay (the Reorganization Agreement). Pursuant to the Reorganization Agreement, certain restrictions were placed on the amounts Mandalay can spend for overhead and development expenses. In addition, the Reorganization Agreement modified the employment agreements of certain executives of Mandalay (see Note 6) and provided for returns of capital to Lions Gate under certain circumstances. As security for the payment of all amounts owed to Lions Gate provided for in the Reorganization Agreement, Mandalay agreed to grant to Lions Gate a security interest in all of its assets, including its films and all proceeds from the production or exploitation thereof. During the year ended March 31, 2002, Mandalay returned capital of $5,362,000 to Lions Gate pursuant to the Reorganization Agreement.

      The Reorganization Agreement also provides that under certain circumstances (as specified in the Reorganization Agreement), Lions Gate will have the right to terminate the Reorganization Agreement and wind down the operations of Mandalay at December 31, 2003.

MANDALAY PICTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Related Parties

      Due (to) from affiliates consists of the following at March 31:

	2002	2001

Lions Gate	$5,258	$(84,468)
Other Mandalay companies*	37,334	51,662

	$42,592	$(32,806)

*	Includes various Mandalay named companies in which members of the Company have significant interest.

      LG Pictures, Inc. was required to compensate the Company for any interest income foregone on a required equity contribution that was replaced by the establishment of the bank loan (see Note 3). During the year ended March 31, 2001, the Company received $190,000 under this agreement, which amount was included in interest income.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of

Mandalay Pictures, LLC:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, change in members’ equity and cash flows present fairly, in all material respects, the financial position of Mandalay Pictures, LLC (the “Company”) at March 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      As discussed in Note 2 to the consolidated financial statements, the Company changed its method of film accounting on April 1, 2000.

/s/ PRICEWATERHOUSE COOPERS LLP

June 22, 2001

MANDALAY PICTURES, LLC

CONSOLIDATED BALANCE SHEETS

As of March 31, 2001 and 2000

	2001	2000

ASSETS
Cash and cash equivalents	$16,113,095	$13,241,574
Restricted cash	21,147,617	32,012,751
Accounts receivable — trade	29,105,253	3,563,139
Other receivables	15,225,000	3,824,034
Film inventory	133,127,349	50,060,931
Due (to) from affiliates	(32,806)	244,180
Other assets and prepaid expenses	113,815	434,136

TOTAL ASSETS	$214,799,323	$103,380,745

LIABILITIES
Accounts payable and accrued expenses	$875,163	$7,505,458
Accrued participations and residuals	9,847,001	3,200,000
Bank loan	3,085,380	2,801,184
Production loans	93,126,648	30,557,227
Contractual obligations	36,574,600	16,171,948
Deferred revenue	41,256,404	5,106,294

TOTAL LIABILITIES	184,765,196	65,342,111

MEMBERS’ EQUITY
Contributions from members	50,001,000	50,001,000
Accumulated deficit	(19,966,873)	(11,962,366)

TOTAL MEMBERS’ EQUITY	30,034,127	38,038,634

TOTAL LIABILITIES and MEMBERS’ EQUITY	$214,799,323	$103,380,745

The accompanying notes are an integral part of these financial statements.

MANDALAY PICTURES, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended March 31, 2001 and 2000

	2001	2000

REVENUES	$42,671,932	$87,033,801
OPERATING EXPENSES
Amortization of film costs	(42,448,780)	(87,988,812)
General and administration	(6,110,105)	(4,165,285)
Depreciation	(92,262)	(98,494)

LOSS FROM OPERATIONS	(5,979,215)	(5,218,790)
INTEREST INCOME	1,972,026	2,520,559
INTEREST EXPENSE	(191,000)	—

LOSS BEFORE PROVISION FOR TAXES	(4,198,189)	(2,698,231)
PROVISION FOR TAXES	(22,318)	(12,050)

LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(4,220,507)	(2,710,281)
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(3,784,000)	—

NET LOSS	$(8,004,507)	$(2,710,281)

The accompanying notes are an integral part of these financial statements.

MANDALAY PICTURES, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER’S EQUITY

For the Years Ended March 31, 2001 and 2000

	Tigerstripes,	LG Pictures,
	LLC	Inc.	Total

Balance at March 31, 1999	$550	$40,748,365	$40,748,915
Net loss	—	(2,710,281)	(2,710,281)

Balance at March 31, 2000	550	38,038,084	38,038,634
Net loss	—	(8,004,507)	(8,004,507)

Balance at March 31, 2001	$550	$30,033,577	$30,034,127

The accompanying notes are an integral part of these financial statements.

MANDALAY PICTURES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2001 and 2000

	2001	2000

Cash flows from operating activities:
Net loss	$(8,004,507)	$(2,710,281)
Adjustments to reconcile net loss to net cash used in operating activities:
Cumulative effect of a change in accounting principle	3,784,000	—
Depreciation	92,262	98,494
Write off of abandoned film projects	341,090	—
Amortization of film costs	42,448,780	87,988,812
(Increase) decrease in assets:
Restricted cash	10,865,134	(29,310,552)
Accounts receivable — trade	(25,542,114)	(3,563,139)
Other receivables	(11,400,966)	(3,452,857)
Additions to film costs	(129,299,198)	(97,671,705)
Due to/from affiliates, net	276,986	37,149
Other assets and prepaid expenses	320,321	27,322
(Decrease) increase in liabilities:
Accounts payable and accrued expenses	(6,630,295)	(620,834)
Accrued participations and residuals	6,647,001	3,200,000
Contractual obligations	20,402,652	16,171,948
Deferred revenue	36,150,110	644,402

Total adjustments	(51,544,237)	(26,450,960)

Net cash used by operating activities	(59,548,744)	(29,161,241)

Cash flows from financing activities:
Proceeds (repayments) from bank loan, net	284,196	(1,153,795)
Repayments on production loans	(21,614,163)	(33,969,467)
Proceeds from production loans	84,183,584	45,712,935
Payments relating to financing costs and other assets	(433,352)	(518,122)

Net cash provided by financing activities	62,420,265	10,071,551

Net increase (decrease) in cash and cash equivalents	2,871,521	(19,089,690)
Cash and cash equivalents, beginning of year	13,241,574	32,331,264

Cash and cash equivalents, end of year	$16,113,095	$13,241,574

Supplemental disclosure of cash flow information:
Interest paid	$5,926,277	$2,218,759
Income taxes paid	$22,318	$12,050

The accompanying notes are an integral part of these financial statements.

MANDALAY PICTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization

      Mandalay Pictures, LLC (the “Company”) was incorporated on March 1, 1998 as a Delaware corporation. The Company develops, finances, produces and distributes major motion pictures.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions and accounts have been eliminated.

Accounting Changes

      In June 2000, the American Institute of Certified Public Accountants issued Statement of Position 00-2, “Accounting by Producers or Distributors of Films” (SoP 00-2). SoP 00-2 established new accounting standards for producers and distributors of films, including changes in revenue recognition concepts and accounting for exploitation, development and overhead costs. SoP 00-2 requires that advertising costs be expensed in accordance with SoP 93-7, “Reporting on Advertising Costs” while all other exploitation costs are to be expensed as incurred. Development costs for abandoned projects and indirect overhead costs are to be charged to expense instead of being capitalized to film costs. In addition, methodology for determining net realizable value includes a discounted cash flow approach. The Company adopted the pronouncement effective April 1, 2000 and recorded a one-time charge for the initial adoption totaling $3,784,000, which has been reflected as a cumulative effect of a change in accounting principle in the Consolidated Statement of Operations for the year ended March 31, 2001. Also as a result of the adoption, the Company recognized approximately $18,748,000 of revenue in the current year which was recognized last year. It is estimated $6,250,000 of previously recognized revenue will be recorded in future periods. The effect on net income (loss) of recognizing these revenues is not material.

      In December 1999, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements (“SAB 101”), which summarized the SEC staff’s view in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has reviewed its revenue recognition policies and revised them to conform to SAB 101, specifically with respect to distributor-for-hire arrangements. Accordingly, revenues in the prior year have been restated to conform to the current period presentation, with no net effect on net loss.

Revenue Recognition.

      Revenue is recognized in accordance with the provisions of SoP-02 and SAB 101. The Company licenses certain film rights through international distribution agreements that provide for the payment of minimum license fees (“Minimum Guarantees” or “MG’s”), usually payable on delivery of the respective completed film, that are subject to further increase based on the actual distribution results in the respective territory. Minimum Guarantees related to contracts which contain hold-back provisions precluding the distributor from exploiting secondary markets until certain time periods have lapsed are allocated across those markets and recognized as revenue when each hold-back provision expires.

      Revenue allocated to the primary market, usually the theatrical market, is recognized as revenue on the date the completed film is available for exploitation in the related territory and certain other conditions of sale have been met pursuant to criteria specified by SoP-00-2.

      The Company has entered into a first look financing and distribution agreement with Paramount Pictures Corporation (“Paramount”) that gives Paramount the option to acquire the distribution rights in all territories other than those covered by the various international distribution agreements, under terms

MANDALAY PICTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which are similar to the international agreements. Any amounts received from Paramount at the commencement of the license period are treated as minimum guarantees with revenue being recognized in a manner similar to the international distribution agreements discussed above. Paramount also pays annual overhead contribution fees to the Company to help offset the costs of operation of the Company. These fees are presented as reductions to general and administration expenses in the Statement of Operations.

Deferred Revenue

      Deferred revenue represents MG’s received from distributors for which holdback provisions have not yet lapsed, thus, precluding the Company from recognizing revenue.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value. At times, cash balances held at financial institutions are in excess of the Federal Deposit Insurance Corporation’s limits.

Restricted Cash

      Restricted cash represents amounts on deposit with financial institutions that are contractually designated for the production of certain films and require third party approvals prior to the disbursement of any funds.

Film Costs

•	Film inventory

      Film inventory represents the unamortized cost of films which have been developed and produced by the Company or for which the Company has acquired distribution rights. Film inventory costs are capitalized and amortized against revenues guaranteed by the delivery and subsequent exploitation of the film. Such costs include all development and production costs (including an allocation of direct overhead and financing costs).

      Film inventory is stated at the lower of cost, net of amortization, or net realizable value. Amortization is determined using the individual film forecast method, whereby costs accumulated in the development and production of a film are amortized in the proportion that current gross revenues bear to management’s estimate of the total gross revenues expected to be received from all sources within ten years of release. Revenue estimates on a film-by-film basis are reviewed periodically by management and are revised, if warranted, based on management’s appraisal of current market conditions. Where applicable, unamortized inventory is written down to net realizable value using a discounted cash flows model based on this appraisal.

      Included in film inventory costs are development costs. Development costs represent expenditures directly attributable to projects which are incurred prior to their production. Such inventory items are capitalized and, upon commencement of production, are charged to the production. Development costs not charged to the production are written off when the project is abandoned or when more than three years has passed from the first expenditure.

•	Participations and Residuals

      Estimated liabilities for participations and residuals are amortized in the same manner as film inventory costs.

MANDALAY PICTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Based on management’s estimates, $5,534,001 of the balance of accrued participations and residuals at March 31, 2001 will be paid during the year ending March 31, 2002.

Income Taxes

      For federal income tax purposes, profits and losses are passed through to the members. Accordingly, no provision has been made in these financial statements for federal income taxes. For the years ended March 31, 2001, and March 31, 2000, the Company recorded a provision related to California Limited Liability Company taxes of $22,318 and $12,050, respectively.

Fair Value of Financial Instruments

      The fair value of cash and cash equivalents, accounts receivable, other assets, accounts payable and accrued expenses, bank and production loans, contractual obligations, accrued participations and residuals, and amounts due from affiliates as reflected in the financial statements approximate their carrying value at March 31, 2001 and March 31, 2000, respectively.

New accounting standards

      In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The new standard requires companies to record derivatives on their balance sheets as assets or liabilities, measured at fair value. Under SFAS No. 133, gains or losses resulting from changes in the values of derivatives are to be reported in the statement of operations or as a deferred item, depending on the use of the derivatives and whether they qualify for hedge accounting. The Company is required to adopt SFAS No. 133 in the first quarter of fiscal 2002. The impact on the financial statements of adopting this standard is currently anticipated to be immaterial.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Reclassifications

      Certain prior-year amounts have been reclassified to conform to the current-year presentation.

3.     Film inventory

      Film inventory consist of the following at March 31:

	2001	2000

Projects released, net of amortization	$56,885,456	$7,020,184
Projects in production	64,948,138	37,773,547
Projects in development/pre-production	11,293,755	5,267,200

Total	$133,127,349	$50,060,931

MANDALAY PICTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company estimates that approximately 90% of unamortized costs of released films at March 31, 2001 will be amortized within the next three years. Approximately $39,500,000 of released film inventory is expected to be amortized during the next twelve months.

      During the years ended March 31, 2001 and 2000, the Company capitalized to film projects interest of approximately $5,200,602 and $2,335,000, respectively, and production overhead of $7,000,000 in each of 2001 and 2000, respectively.

4.     Bank Loan

      On February 12, 1999, the Company entered into a credit facility, which provided a line of credit of $32,500,000, which was reduced to $6,000,000 during the current year, bearing an interest rate of LIBOR plus 1.75%. At March 31, 2001 and 2000, the Company had $414,620 and $26,500,000 of unused available credit with this facility. Borrowings under this credit facility are guaranteed by a group of insurance companies, are non-recourse to the Company and are collateralized by certain revenues and copyrights. Amounts outstanding under this facility at March 31, 2001 and 2000 were $3,085,380 and $2,801,184, respectively, and are due no later than November 19, 2002.

5.     Production Loans

      On December 15, 2000, the Company entered into a non-recourse credit facility, which provides a line of credit of $20,614,797, bearing an interest rate of LIBOR + 1.5%, with a final maturity of January 7, 2003. At March 31, 2001 the outstanding balance was $12,200,000, leaving $8,414,797 of unused available credit with this facility. Borrowings under this facility are collateralized by, and will be paid from, contractual MG’s due on certain distribution contracts entered into with foreign distributors. Approximately $6,000,000 of the available credit facility is temporarily collateralized with the Company’s restricted cash and will be released to the general account of the Company as additional distribution contracts are delivered to the bank.

      On May 19, 2000, the Company entered into a non-recourse credit facility, which provides a line of credit of $57,458,000, bearing an interest rate of LIBOR + 1.5%, with a final maturity of July 3, 2002. At March 31, 2001, the outstanding balance was $53,191,000, leaving $4,267,000 of unused available credit with this facility. Borrowings under this facility are also collateralized by, and will be paid from, contractual MG’s due on certain distribution contracts.

      On October 15, 1999, the Company entered into a non-recourse credit facility, providing a line of credit of $46,336,190, bearing an interest rate of LIBOR + 1.5%, with a final maturity of February 27, 2002. The Company had $27,734,918 and $27,534,590 outstanding on this facility at March 31, 2001 and 2000, respectively. The unused available credit with this facility was $0 and $18,791,853 at March 31, 2001 and 2000, respectively. Consistent with the credit facilities discussed above, borrowings under this facility are collaterized by, and are being repaid from, contractual MG’s due on certain distribution contracts entered into with foreign distributors.

      For each of the three production loans discussed above, the bank has required the Company to enter into foreign exchange options to hedge the Japanese yen translation fluctuation applicable to the distribution contracts entered into with the Japanese distributor. These options, which are exercisable during 2002, have a fair value of $113,800 at March 31, 2001.

      On December 1, 1998, the Company entered into a credit facility which provided a line of credit of $36,993,000, bearing an interest rate of LIBOR plus 1.25%. The Company had $0 and $3,022,638 outstanding on this facility at March 31, 2001 and 2000, respectively, and no unused available credit at both March 31, 2001 and 2000. Borrowings under this credit facility were collateralized by certain distribution contracts entered into with foreign distributors.

MANDALAY PICTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For each of the credit facilities discussed above, the Company deposited cash into a restricted account from which the bank can withdraw interest and related expenses over the term of the credit facilities. The amount of restricted cash on deposit with the bank was $11,547,999 and $4,278,785 at March 31, 2001 and 2000, respectively. Any unused funds will be returned to the Company upon repayment of the related facility.

6.     Film Financing Transactions

      During the current fiscal year, the Company entered into three separate financing transactions with third parties to assist in the financing of three of its films.

      The first transaction provided for the third party to contribute approximately $23,750,000 in exchange for a share of all distribution proceeds, as defined, generated by the film in perpetuity. Approximately $14,500,000 of the proceeds were recorded as a reduction to the costs of the related film. The remaining amount of $9,250,000 is guaranteed to be returned to the investor, plus interest at LIBOR + 0.4%, through the defined distribution proceeds of the film, but in no event later than 42 months after delivery of the completed film to Paramount. This amount has been recorded as a contractual obligation in the balance sheet.

      The second transaction provided for the third party to contribute approximately $15,560,000 in exchange for a share of the distribution proceeds, as defined, generated by the film and was recorded as a reduction to the costs of the related film.

      The third transaction utilized the same sale and leaseback structure used in December 1999 as discussed below. Proceeds of $10,558,000 received therefrom have been reflected as a contractual obligation at March 31, 2001, as the film project to which it related has not yet commenced production and certain refund provisions apply if a film is not delivered by December 31, 2002.

      In order for the unrelated third party in the first and second transactions to fulfill its obligations to fund these films, $14,500,000 of cash deposited into the restricted cash account, plus interest earned thereon, at March 31, 2000 was lent to the investor and is repayable out of 100% of the investor’s entitlement to proceeds from the distribution of its other films financed with the Company and a pledge against any money raised through its ongoing fundraising efforts, but in no event later than September 30, 2001. Therefore, $14,500,000 plus interest has been recorded as other receivables at March 31, 2001 and the restricted cash has been reduced accordingly.

      During the prior fiscal year, the Company entered into three separate financing transactions with unrelated third parties to assist in the financing of three of its films.

      The first provided for the third party to contribute approximately $23,000,000 which was recorded as a reduction to the costs of the related film, and provides for a contingent participation interest in the results of distribution.

      The second was structured as a sale and leaseback arrangement whereby the Company sold all of its rights to one film and immediately leased back the attendant distribution rights for a 17.5 year term. Under the terms of that arrangement, the Company has agreed to make certain fixed annual payments to the purchaser over the length of the term. These payments have been legally assumed by a German bank, in exchange for the Company depositing a certain amount in cash, and the purchaser has relinquished any claim against the Company for the payments. Upon the payment of the final amount in the 18th year, all rights previously sold revert back to the Company.

      The deposit and corresponding fixed payment obligations are not presented in the financial statements, as they are no longer the property nor the responsibility of the Company. The net gain from the transaction of approximately $4,100,000 has been recorded as a reduction to film costs.

MANDALAY PICTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In the third, the Company received $16,000,000 from an investor related to the intended production of a motion picture, that as of March 31, 2001, remains in development/pre-production. Of this amount, $14,500,000 was placed on restricted deposit with a German bank and $1,500,000 was deposited into the general bank account of the Company to fund development costs. The amount placed in the restricted cash account was subsequently loaned back to the investor to fund other financing commitments with the Company, as discussed above. Should the project be abandoned, the Company must return these funds, plus all interest earned on the restricted deposit. At March 31, 2001 and 2000, $16,766,600 and $16,171,948 are included in contractual obligations related thereto.

7.     Commitments and Contingencies

Employment Agreements

      It has been the Company’s policy to employ all executives under formal employment agreements. The terms of these agreements have generally terminated on or about February 28, 2001 and have been temporarily extended through December 31, 2001 while the Company develops its long-term strategy. During the next fiscal year the Company plans to further extend the terms of employment of those executives necessary to fulfill its business plan.

      The employment and compensation agreements with the Company’s two most senior executives, who are also members, provided for minimum annual base compensation of $4,444,000 and $1,280,000 respectively, through the year ending February 28, 2003. These executives have agreed to defer 50% of these amounts to be conditionally recouped out of the results of future productions, under certain specific instances, if at all. Based upon the results as of March 31, 2001, no such recoupment is expected.

      The Company terminated the contract of its next ranking officer, which had an expiration date of December 31, 2001, and provided for no mitigation offset, by paying the amount of $1,265,799. This amount has been included in general and administration expenses in the Statement of Operations for the year ended March 31, 2001.

Distribution Agreements

      Under the distribution agreements with Paramount related to the motion picture “Sleepy Hollow” the Company assumed responsibility for certain amounts payable to unions and actors based on the performance of the motion picture in certain territories. Paramount is the primary obligor of these obligations. Based upon the performance of the picture to date, the Company has accrued $5,534,001 at March 31, 2001 as an estimate of this obligation. The Company is in the process of negotiating a settlement of this arrangement due to certain actions of Paramount during the production and distribution of the film. Any formal relief of this obligation will be recorded as income when legally binding.

8.     Members’ Equity

      The Company’s equity structure is as follows at each of March 31, 2001 and March 31, 2000:

Class A Preferred Membership Units	$50,000,000
Class B Common Membership Units	450
Class C Common Membership Units	550

$50,001,000

      The Class A Preferred membership units have a pro-rata claim, with that of the two senior executives’ salary deferrals, on any non-tax related distribution until fully redeemed.

MANDALAY PICTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.     Related Parties

      Due (to) from affiliates consists of the following at March 31:

	2001	2000

Lions Gate Entertainment Corp.	$(84,466)	$244,180
Other Mandalay companies*	51,662	34,000

	$(32,806)	$278,180

*	Includes various Mandalay named companies in which members of the Company have significant interest.

      LG Pictures, Inc., a wholly owned subsidiary of Lions Gate Entertainment Corp., the member that owns class A preferred and class B common membership units, was required to compensate the Company for any interest income foregone on a required equity contribution that was replaced by the establishment of the bank loan (see Note 4). During the current year, this obligation was terminated. During the years ended March 31, 2001 and 2000, the Company received $190,000 and $1,237,000, respectively under this agreement, which amounts are included in interest income.

Inside back cover:

Photo of Halle Berry accepting her Academy Award for Best Actress in Monster’s Ball.

          No dealer, salesperson or any other person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the company or the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, the common shares in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this prospectus or in the affairs of the company since the date hereof.

15,000,000 Common Shares

Lions Gate

Entertainment Corp.

PROSPECTUS

SG Cowen

May      , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the expenses, other than underwriting discounts and commissions, payable by the company in connection with the issuance and distribution of the common shares being registered. All amounts are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee	$2,652
NASD filing fee	3,778
AMEX and TSX listing fees	75,000
Accounting fees and expenses	250,000
Legal fees and expenses	350,000
Blue Sky qualification fees and expenses	1,000
Printing and engraving expenses	67,000
Transfer agent and registrar fees	5,000
Miscellaneous	10,570
Total	$765,000

Item 15.	Indemnification of Directors and Officers

      Under the Company Act (British Columbia), the company may indemnify a present or former director or officer or a person who acts or acted at the company’s request as a director or officer of another corporation of which the company is or was a shareholder, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his position with the company or such other corporation and provided that the director or officer acted honestly and in good faith with a view to the best interests of the company or such other corporation, and, in the case of a criminal or administrative action or proceeding, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made only with court approval.

      Subject to the provisions of the Company Act (British Columbia), the Articles of the company direct that the company shall indemnify every director or former director and Secretary of the company, or may indemnify every officer or former officer, and every person who acts or acted at the company’s request as a director or officer of a body corporate of which the company is or was a shareholder (or a person who undertakes or has undertaken any liability on behalf of the company or any such body corporate) and his heirs and legal representatives, from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the company or such body corporate if he acted honestly and in good faith with a view to the best interests of the company.

      The company’s Articles permit the company, subject to the limitations contained in the Company Act (British Columbia), to purchase and maintain insurance on behalf of any person mentioned in the preceding paragraph, as the board of directors may from time to time determine. The company, however, only maintains directors and officers liability insurance and corporate reimbursement insurance.

      The company has entered into an indemnity agreement with one individual who acts as an officer, representative and/or director of various corporations that are directly or indirectly owned or controlled by the company, in which the company indemnifies and saves harmless said individual from any and all claims of any nature whatsoever resulting from the personal guarantee or endorsement that said individual has made or may in the future make, with the Consent of the company, on behalf of the various corporations that are directly or indirectly owned or controlled by the company.

      The Form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the company and its directors and officers for certain liabilities arising under the Securities Act or otherwise.

Item 16.	Exhibits

Exhibit
Number		Description of Documents

1.1		Form of Underwriting Agreement
3	.1(1)	Articles of Incorporation
3	.2(2)	Amendment to Articles of Incorporation to Provide Terms of the Series A Preferred Shares dated as of December 20, 1999
3	.3(3)	Amendment to Articles of Incorporation to Provide Terms of the Series B Preferred Shares dated as of September 26, 2000
4	.1(1)	Trust Indenture between the company and CIBC Mellon Trust Company dated as of April 15, 1998
4	.2(2)	Warrant Indenture between the company and CIBC Mellon Trust Company dated as of December 30, 1999
5	.1**	Opinion of Heenan Blaikie LLP, legal counsel for the company
10	.1(4)	Amended Employees’ and Directors’ Equity Incentive Plan
10	.2**	Form of Incentive Plan Stock Option Agreement
10	.3(5)	Registration Rights Agreement dated as of June 6, 2000, by and among the company, Mark Amin and Reza Amin
10.4		Registration Rights Agreement dated as of May 14, 2003, by and between the company and ENT Holding Corporation
10	.5(6)	Amended and Restated Unanimous Shareholders Agreement of Corporation CinéGroupe dated as of July 10, 2001
10	.6(5)	Employment Agreement between the company and Mark Amin dated June 6, 2000
10.7		Amendment to the Employment Agreement between the company and Mark Amin
10	.8(3)	Employment Agreement between the company and Marni Wieshofer dated August 26, 2000
10	.9(3)	Employment Agreement between the company and Jon Feltheimer dated February 27, 2001
10	.10(3)	Employment Agreement between the company and John Dellaverson dated April 1, 2001
10	.11**	Employment Agreement between the company and Michael Burns dated April 1, 2002
10	.12**	Employment Agreement between the company and James Keegan dated April 16, 2002
10	.13**	Consulting Agreement between the company and Beaconsfield Management Services Ltd. f/s/o Gordon Keep dated April 1, 2003
10	.14(3)	Ignite, LLC and Lions Gate Films Inc. deal memo dated February 15, 2001
10	.15(6)	Amendment #2 dated May 13, 2002 to Ignite, LLC and Lions Gate Films Inc. deal memo dated February 15, 2001
10	.16(7)	Credit, Security, Guaranty and Pledge Agreement by and among Lions Gate Entertainment Corp., Lions Gate Entertainment Inc., the Guarantors referred to therein, the Lenders referred to therein, The Chase Manhattan Bank, National Bank of Canada, and Dresdner Bank AG, New York and Grand Cayman Branches dated as of September 25, 2000
10	.17(7)	First Amendment dated as of April 4, 2001 to the Credit, Security, Guaranty and Pledge Agreement by and among Lions Gate Entertainment Corp., Lions Gate Entertainment Inc., the Guarantors referred to therein, the Lenders referred to therein, The Chase Manhattan Bank, National Bank of Canada, and Dresdner Bank AG, New York and Grand Cayman Branches dated as of September 25, 2000

Exhibit
Number		Description of Documents

10	.18(7)	Second Amendment dated as of May 30, 2001 to the Credit, Security, Guaranty and Pledge Agreement by and among Lions Gate Entertainment Corp., Lions Gate Entertainment Inc., the Guarantors referred to therein, the Lenders referred to therein, The Chase Manhattan Bank, National Bank of Canada, and Dresdner Bank AG, New York and Grand Cayman Branches dated as of September 25, 2000
10	.19(7)	Third Amendment dated as of July 31, 2001 to the Credit, Security, Guaranty and Pledge Agreement by and among Lions Gate Entertainment Corp., Lions Gate Entertainment Inc., the Guarantors referred to therein, the Lenders referred to therein, The Chase Manhattan Bank, National Bank of Canada, and Dresdner Bank AG, New York and Grand Cayman Branches dated as of September 25, 2000
10	.20(5)	Fourth Amendment dated as of February 6, 2002 to the Credit, Security, Guaranty and Pledge Agreement by and among Lions Gate Entertainment Corp., Lions Gate Entertainment Inc., the Guarantors referred to therein, the Lenders referred to therein, The Chase Manhattan Bank, National Bank of Canada, and Dresdner Bank AG, New York and Grand Cayman Branches dated as of September 25, 2000
10	.21**	Fifth Amendment dated as of March 17, 2003 to the Credit, Security, Guaranty and Pledge Agreement by and among Lions Gate Entertainment Corp., Lions Gate Entertainment Inc., the Guarantors referred to therein, the Lenders referred to therein, The Chase Manhattan Bank, National Bank of Canada, and Dresdner Bank AG, New York and Grand Cayman Branches dated as of September 25, 2000
10.22		Sixth Amendment dated as of April 24, 2003 to the Credit, Security, Guaranty and Pledge Agreement by and among Lions Gate Entertainment Corp., Lions Gate Entertainment Inc., the Guarantors referred to therein, the Lenders referred to therein, The Chase Manhattan Bank, National Bank of Canada, and Dresdner Bank AG, New York and Grand Cayman Branches dated as of September 25, 2000
16	.1(8)	Letter from PricewaterhouseCoopers LLP regarding change in certifying accountants
23.1		Consent of PricewaterhouseCoopers LLP, independent accountants of the company
23.2		Consent of PricewaterhouseCoopers LLP, independent accountants of Mandalay Pictures, LLC
23.3		Consent of Ernst & Young LLP, independent accountants of the company
23.4		Consent of Ernst & Young LLP, independent accountants of Mandalay Pictures, LLC
23	.5**	Consent of Heenan Blaikie LLP, legal counsel for the company (included in Exhibit 5.1)
24	.1**	Power of Attorney (Contained on Signature Page)

**	Previously filed

(1)	Incorporated by reference to the company’s Annual Report on Form 20-F for the fiscal year ended March 31, 1998 (File No. 000-27730).

(2)	Incorporated by reference to the company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2000 (File No. 000-27730).

(3)	Incorporated by reference to the company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2001 (File No. 1-14880).

(4)	Incorporated by reference to the company’s Definitive Proxy Statement dated August 13, 2001 (File No. 1-14880).

(5)	Incorporated by reference to the company’s Form F-4 Registration Statement under the Securities Act of 1933 dated August 2000.

(6)	Incorporated by reference to the company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002 (File No. 1-14880).

(7)	Incorporated by reference to the company’s Quarterly Report on Form 10-Q for the period year ended December 31, 2001 (File No. 1-14880).

(8)	Incorporated by reference to the company’s Current Report on Form 8-K/A filed with the SEC on September 4, 2001 (File No. 1-14880).

Item 17.	Undertakings

      (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (i) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, state of California, on the 16th day of May, 2003.

LIONS GATE ENTERTAINMENT CORP.

By:	/s/ WAYNE LEVIN

Wayne Levin
Executive Vice President

      Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Mark Amin	Vice Chairman and Director

* Thomas Augsberger	Director	May 16, 2003

* Michael Burns	Vice Chairman and Director	May 16, 2003

Drew Craig	Director

* Arthur Evrensel	Director	May 16, 2003

* Jon Feltheimer	Chief Executive Officer and Director (Principal Executive Officer)	May 16, 2003

David Doerksen	Director

* James Keegan	Chief Administrative Officer and Chief Financial Officer (Principal Accounting and Financial Officer)	May 16, 2003

* Gordon Keep	Senior Vice President, Secretary and Director	May 16, 2003

Morley Koffman	Director

Signatures		Title	Date

* Patrick Lavelle		Director	May 16, 2003

* André Link		Chairman of the Board of Directors and President	May 16, 2003

Harald Ludwig		Vice Chairman of the Board of Directors

Gary Newton		Director

* G. Scott Paterson		Director	May 16, 2003

Jeff Sagansky		Director

* E. Duff Scott		Director	May 16, 2003

* Harry Sloan		Director	May 16, 2003

Mitchell Wolfe		Director

*By	/s/ WAYNE LEVIN Wayne Levin Attorney-in-Fact